Exhibit 2

WPP GROUP plc

WPP GROUP PLC

Unaudited interim consolidated income statements

for the six months ended June 30, 2004 and 2003

	Notes	2004	2003	Year ended December 31, 2003
		£m	£m	£m
Turnover (gross billings)		9,155.2	8,639.2	18,621.3
Cost of sales		(7,129.6)	(6,728.4)	(14,515.3)

Revenue	3	2,025.6	1,910.8	4,106.0
Direct costs		(104.7)	(110.1)	(237.1)

Gross profit		1,920.9	1,800.7	3,868.9
Operating costs excluding goodwill amortisation and impairment		(1,677.0)	(1,582.4)	(3,375.9)
Goodwill amortisation and impairment - subsidiaries	9	(49.3)	(43.5)	(77.7)

Operating costs		(1,726.3)	(1,625.9)	(3,453.6)

Operating profit		194.6	174.8	415.3
Income from associates		20.8	15.8	40.5
Goodwill amortisation and impairment - associates		(1.7)	—	(34.3)

Profit on ordinary activities before interest, taxation and amounts written off fixed asset investments		213.7	190.6	421.5
Amounts written off fixed asset investments	9	(2.0)	—	—
Net interest payable and similar charges on net borrowings		(30.0)	(31.2)	(60.1)
Net interest charges on defined benefit pension schemes		(5.4)	(5.8)	(11.5)

Net interest payable and similar charges		(35.4)	(37.0)	(71.6)

Profit on ordinary activities before taxation		176.3	153.6	349.9
Taxation on profit on ordinary activities	4	(60.6)	(51.7)	(122.1)

Profit on ordinary activities after taxation		115.7	101.9	227.8
Minority interests		(9.8)	(6.7)	(19.4)

Profit attributable to ordinary share owners		105.9	95.2	208.4
Ordinary dividends	5	(29.4)	(24.5)	(76.8)

Retained profit for the period		76.5	70.7	131.6

Earnings per share
Basic earnings per ordinary share	6	9.4p	8.6p	18.7p
Diluted earnings per ordinary share	6	9.1p	8.5p	18.2p

Earnings per ADR[1]
Basic earnings per ADR	6	47.0p	43.0p	93.5p
Diluted earnings per ADR	6	45.5p	42.5p	91.0p

UK GAAP refers to the income statement as the “profit and loss account”. The accompanying notes form an integral part of this profit and loss account.

There is no material difference between the results disclosed in the profit and loss account and the historical cost profit as defined by FRS 3. Movements in share owner’s funds are set out in note 13.

No operations with a material impact on the Group’s results were acquired or discontinued during the six months ending June 30, 2004 and 2003. In the year ending December 31, 2003, acquisitions contributed revenue of £183.4 million, operating profit of £16.4 million and profit on ordinary activities before interest, taxation, fixed asset gains and write-downs of £22.3 million.

[1]	Basic and diluted earnings per ADR have been calculated using the same method as earnings per share, multiplied by a factor of five.

WPP GROUP PLC

Unaudited interim consolidated cash flow statements for

the six months ended June 30, 2004 and 2003

	Notes	2004	2003 Restated[1]	Year ended December 31, 2003 Restated[1]
		£m	£m	£m
Operating profit		194.6	174.8	415.3
Depreciation		47.9	53.0	127.5
Goodwill amortisation and impairment charges - subsidiaries		49.3	43.5	77.7
Movements in working capital and provisions		(373.1)	(321.2)	321.5

Net cash (outflow)/inflow from operating activities		(81.3)	(49.9)	942.0
Dividends received from associates		9.5	6.0	15.6
Returns on investments and servicing of finance		(49.8)	(47.7)	(38.3)
United Kingdom and overseas tax paid		(48.1)	(43.0)	(93.6)
Capital expenditure and financial investment	7	(28.4)	(29.6)	(85.2)
Acquisitions and disposals	7	(144.3)	(323.9)	(344.5)
Equity dividends paid		—	—	(67.0)

Net cash (outflow)/inflow before management of liquid resources and financing		(342.4)	(488.1)	329.0
Management of liquid resources		188.4	118.8	(211.4)
Net cash inflow from financing	7	59.6	205.0	116.8

(Decrease)/increase in cash and overdrafts for the period		(94.4)	(164.3)	234.4
Translation difference		(17.8)	11.4	(19.3)
Balance of cash and overdrafts at beginning of period		716.0	500.9	500.9

Balance of cash and overdrafts at end of period		603.8	348.0	716.0

Reconciliation of net cash flow to movement in net debt:
(Decrease)/increase in cash and overdrafts for the period		(94.4)	(164.3)	234.4
Cash (inflow)/outflow from increase in liquid resources		(188.4)	(118.8)	211.4
Cash inflow from increase in debt financing		(122.6)	(125.1)	(24.3)
Other movements		(4.0)	(6.5)	(9.4)
Translation difference		31.1	(15.6)	(50.9)

Movement of net debt in the period		(378.3)	(430.3)	361.2
Net debt at beginning of period		(361.5)	(722.7)	(722.7)

Net debt at end of period	8	(739.8)	(1,153.0)	(361.5)

The accompanying notes form an integral part of this cash flow statement.

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

WPP GROUP PLC

Unaudited interim consolidated statements of total recognised gains and losses for the period ended June 30, 2004 and 2003

	2004	2003	Year ended December 31, 2003
	£m	£m	£m
Profit for the period	105.9	95.2	208.4
Exchange adjustments on foreign currency net investments	31.1	2.7	74.8
Actuarial gain on defined benefit pension schemes in accordance with FRS17 (Retirement Benefits)	—	—	14.0

Deferred tax on defined benefit pension schemes	—	—	10.0

Total recognised gains and losses relating to the period	137.0	97.9	307.2
Prior year adjustment on implementation of UITF 38 (Accounting for ESOP Trusts)	(28.1)

Total gains and losses recognised since last annual report	108.9

The accompanying notes form an integral part of this statement of total recognised gains and losses.

WPP GROUP PLC

Unaudited interim consolidated balance sheets at June 30, 2004 and 2003

	Notes	2004	2003 Restated[1]	December 31, 2003 Restated[1]
		£m	£m	£m
Fixed assets
Intangible assets:
Corporate brands		950.0	950.0	950.0
Goodwill	9	4,826.2	4,441.7	4,710.3
Tangible assets		331.9	354.4	344.6
Investments	9	365.9	547.7	381.5

		6,474.0	6,293.8	6,386.4
Current assets
Stocks and work in progress		314.2	371.8	269.6
Debtors		2,433.5	2,306.9	2,394.5
Trade debtors within working capital facility:
Gross debts		605.3	379.3	507.5
Non-returnable proceeds		(275.6)	(211.8)	(280.4)

		329.7	167.5	227.1
Current asset investments (short-term bank and escrow deposits)		213.4	71.6	401.8
Cash at bank and in hand		804.4	690.1	1,018.1

		4,095.2	3,607.9	4,311.1
Creditors: amounts falling due within one year	10	(4,562.6)	(4,316.7)	(4,948.6)

Net current liabilities		(467.4)	(708.8)	(637.5)

Total assets less current liabilities		6,006.6	5,585.0	5,748.9
Creditors: amounts falling due after more than one year (including convertible bonds)	11	(1,908.9)	(1,734.2)	(1,691.1)
Provisions for liabilities and charges		(128.1)	(126.0)	(137.2)

Net assets excluding pension provision		3,969.6	3,724.8	3,920.6
Pension provision		(188.9)	(184.8)	(188.9)

Net assets including pension provision		3,780.7	3,540.0	3,731.7

Capital and reserves
Called up share capital		117.9	117.8	118.7
Share premium account		968.6	939.4	955.3
Shares to be issued		118.0	166.4	130.0
Merger reserve		2,928.4	2,891.8	2,921.0
Other reserves		(146.7)	(253.0)	(178.9)
Own shares[2]		(305.3)	(307.9)	(307.8)
Profit and loss account		56.5	(53.0)	45.3

Equity share owners’ funds	13	3,737.4	3,501.5	3,683.6
Minority interests		43.3	38.5	48.1

Total capital employed		3,780.7	3,540.0	3,731.7

The accompanying notes form an integral part of this balance sheet.

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).
[2]	Investments in own shares held by the ESOP Trusts.

WPP GROUP PLC

Notes to the unaudited interim consolidated financial statements (Notes 1-15)

1. Basis of accounting and presentation

The unaudited interim consolidated financial statements are prepared under the historical cost convention.

The unaudited interim consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The results of operations for the six month period ended June 30, 2004 may not necessarily be indicative of the operating results that may be incurred for the entire fiscal year.

The December 31, 2003 balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles and is restated for the adoption of UITF 38 (Accounting for ESOP Trusts), as described below. The Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s consolidated balance sheets as of December 31, 2003, 2002 and 2001 and the related consolidated income statements and statements of cash flows and changes in stockholders’ equity for each of the three years in the period ended December 31, 2003 included in the Group’s 2003 Consolidated Financial Statements.

2. Accounting policies

The unaudited interim consolidated financial statements comply with relevant accounting standards and have been prepared using the accounting policies set out on pages F-31 to F-35 of the Group’s 2003 Consolidated Financial Statements. No changes have been made to the accounting policies since this time other than the adoption of UITF 38.

UITF 38 requires the classification of the cost of shares held by the Group’s ESOP trusts as a deduction from share owners’ funds; previously these were shown within fixed asset investments. Additionally, UITF 38 has changed the method of calculating the charge to the profit and loss account arising from certain of the Group’s incentive plans, satisfied by the award of shares in the Group from one of the ESOPs. Previously, this charge was based on the cash cost to the Group of acquiring these shares in the open market, to be subsequently delivered to individuals on satisfactory completion of the performance criteria relating to the award. Under UITF 38, this charge should be based upon the fair value of the shares at grant date.

Following the implementation of UITF 38, the Group has restated its balance sheet and cash flow statement for preceding periods. There was no material impact on the income statement for the six months ended June 30, 2003 or the year ended December 31, 2003.

The policies set out in the 2003 Annual Report and Accounts are in accordance with applicable accounting standards in the United Kingdom (UK GAAP).

Statutory Information

The interim financial statements for the six months to June 30, 2004 and 2003 do not constitute statutory accounts. The statutory accounts for the year ended December 31, 2003 received an unqualified auditors’ report and have been filed with the Registrar of Companies.

The announcement of the interim results was approved by the board of directors on August 19, 2004.

WPP GROUP PLC

Notes to the unaudited interim consolidated financial statements (continued)

3. Segmental analysis

Reported contributions by geographical area were as follows:

	Six months ended June 30, 2004	Six months ended June 30, 2003	Year ended December 31, 2003
	£m	£m	£m
Revenue
United Kingdom	343.4	306.5	664.9
United States	778.2	786.4	1,608.5
Continental Europe	524.3	496.8	1,079.4
Canada, Asia Pacific, Latin America, Africa & Middle East	379.7	321.1	753.2

	2,025.6	1,910.8	4,106.0

Headline PBIT[1]
United Kingdom	31.2	31.4	71.8
United States	134.1	123.8	240.7
Continental Europe	57.0	49.2	121.8
Canada, Asia Pacific, Latin America, Africa & Middle East	42.4	29.7	99.2

	264.7	234.1	533.5

Reported contributions by operating sector were as follows:

	Six months ended June 30, 2004	Six months ended June 30, 2003	Year ended December 31, 2003
	£m	£m	£m
Revenue
Advertising and Media investment management[2]	936.7	875.6	1,911.1
Information, insight and consultancy	336.4	334.0	703.6
Public relations and public affairs[2]	221.6	224.1	451.0
Branding and identity, Healthcare and Specialist communications	530.9	477.1	1,040.3

	2,025.6	1,910.8	4,106.0

Headline PBIT[1]
Advertising and Media investment management[2]	138.3	125.3	291.9
Information, insight and consultancy	27.9	23.8	50.0
Public relations and public affairs[2]	33.4	29.1	58.6
Branding and identity, Healthcare and Specialist communications	65.1	55.9	133.0

	264.7	234.1	533.5

Less:
Goodwill amortisation and impairment	51.0	43.5	112.0
Amounts written off fixed asset investments	2.0	—	—
Net Interest Payable and similar charges	35.4	37.0	71.6
Taxation on profit on ordinary activities	60.6	51.7	122.1
Minority interests	9.8	6.7	19.4

Profit attributable to ordinary share owners	105.9	95.2	208.4

WPP GROUP PLC

Notes to the unaudited interim consolidated financial statements (continued)

[1]	Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment and amounts written off fixed asset investments. The reconciliation of segment Headline PBIT to consolidated profit attributable to ordinary shares is shown above.
[2]	In 2004 certain of the Group’s public relations and public affairs businesses, which were historically included in Advertising and Media investment management, have been moved to Public relations and public affairs. As a result the comparative figures for both Advertising and Media investment management and Public relations and public affairs have been restated to reflect this change.

4. Taxation

The Group tax rate on reported profits is 34.4% (June 30, 2003: 33.7% and December 31, 2003: 34.9%). The tax charge comprises:

	Six months ended June 30, 2004	Six months ended June 30, 2003	Year ended December 31, 2003
	£m	£m	£m
Total current tax	52.3	45.4	116.2
Total deferred tax	—	—	(8.7)
Share of associates tax	8.3	6.3	14.6

Total tax on profits	60.6	51.7	122.1

5. Ordinary dividends

The Board has recommended an interim dividend of 2.50p (2003: 2.08p) per ordinary share. This is expected to be paid on November 15, 2004 to share owners on the register at October 15, 2004.

	Six months ended June 30, 2004		Six months ended June 30, 2003		Year ended December 31, 2003
Ordinary dividend per share -
interim	2.50	p	2.08	p	2.08	p
final	—		—		4.40	p

	2.50	p	2.08	p	6.48	p

Ordinary dividend per ADR[1] -
interim	22.8	¢	16.8	¢	17.0	¢
final	—		—		36.0	¢

	22.8	¢	16.8	¢	53.0	¢

[1]	These figures have been translated for convenience purpose at the average exchange rates for each period. The 2004 exchange rate used was U.S.$1.8229 to the pound (period ended June 30, 2003: U.S.$1.6118; year ended December 31, 2003: U.S.$1.6356).

This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

6. Earnings per share

Basic and diluted earnings per share have been calculated in accordance with FRS14 “Earnings per Share”.

WPP GROUP PLC

Notes to the unaudited interim consolidated financial statements (continued)

Basic earnings per share have been calculated using earnings of £105.9 million (period ended June 30, 2003: £95.2 million; year ended December 31, 2003: £208.4 million) and weighted average shares in issue during the period of 1,132,052,831 shares (period ended June 30, 2003: 1,108,373,801 shares; year ended December 31, 2003: 1,115,319,576 shares).

Diluted earnings per share have been calculated using earnings of £107.3 million (period ended June 30, 2003: £95.2 million; year ended December 31, 2003: £208.4 million). The weighted average number of shares used was 1,179,213,730 shares (period ended June 30, 2003: 1,125,489,621 shares; year ended December 31, 2003: 1,145,014,508 shares). This takes into account potentially issuable ordinary shares arising from the exercise of employee share options, certain incentive schemes and convertible debt where these are expected to dilute earnings. For the six month period ended June 30, 2004, the $287.5 million convertible loan note was dilutive and earnings were consequently adjusted by £1.4 million, whereas the £450 million convertible bond was accretive to earnings and therefore excluded from the calculation. For the six month period ended June 30, 2003 and the year ended December 31, 2003, both the $287.5 million convertible loan note and the £450 million convertible bond were accretive to earnings and therefore excluded from the calculation.

At June 30, 2004 there were 1,178,806,111 ordinary shares in issue.

WPP GROUP PLC

Notes to the unaudited interim consolidated financial statements (continued)

7. Analysis of non-operating cash flows

The following tables analyze the items included within the main cash flow headings to the cash flow statements:

	Six months ended June 30, 2004	Six months ended June 30, 2003 Restated[1]	Year ended December 31, 2003 Restated[1]
	£m	£m	£m
Capital expenditure and financial investment
Purchase of tangible fixed assets	(31.7)	(32.9)	(93.9)
Proceeds from sale of tangible fixed assets	3.3	3.3	8.7

	(28.4)	(29.6)	(85.2)

Acquisitions and disposals
Cash consideration for acquisition of Cordiant	—	(176.6)	(207.9)
Proceeds from disposal of interest in Zenith Optimedia Group	—	—	75.0
Net cash acquired - Cordiant	—	—	37.8
Initial cash consideration for other acquisitions	(40.7)	(47.2)	(70.1)
Earnout payments	(65.6)	(45.4)	(56.2)
Loan note redemptions	(14.8)	(6.5)	(38.7)
Net cash acquired – other acquisitions	(12.5)	0.6	5.3
Purchases of other investments (including associates)	(10.7)	(51.0)	(100.7)
Proceeds from disposal of other investments (including associates)	—	2.2	11.0

	(144.3)	(323.9)	(344.5)

Net cash inflow from financing
Proceeds from issue of $650 million 10 year bond	358.2	—	—
Repayment of €350 million bond	(230.5)	—	—
(Reduction)/increase in drawings on bank loans	(1.1)	125.5	25.0
Financing and share issue costs	(4.3)	(2.7)	(3.4)
Share placement	—	100.2	100.2
Proceeds from other issue of shares	8.5	5.0	18.1
Share cancellations (including brokerage fees)	(67.6)	(20.2)	(20.2)
Purchase of own shares by ESOP Trusts	(3.6)	(2.8)	(2.9)

	59.6	205.0	116.8

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

8. Net debt

	June 30, 2004	June 30, 2003	December 31, 2003
	£m	£m	£m
Cash at bank and in hand	804.4	690.1	1,018.1
Current asset investments	213.4	71.6	401.8
Bank loans and overdrafts due within one year (note 10)	(361.8)	(590.9)	(552.4)
Corporate bond and loans due after one year (note 11)	(1,395.8)	(1,323.8)	(1,229.0)

Net debt	(739.8)	(1,153.0)	(361.5)

WPP GROUP PLC

Notes to the unaudited interim consolidated financial statements (continued)

During the period, the Group completed the issue of $650 million of 5.875% coupon bonds due June 2014. Proceeds from the issue were used to assist in the repayment of the €350 million bond in June with the balance intended to be used to repay the Young & Rubicam convertible bond due in January 2005.

Current asset investments represent cash on deposit with a maturity of greater than 24 hours.

There are no investor put options on any outstanding debt instruments.

9. Goodwill and acquisitions

During the period, the Group charged £25.0 million (June 30, 2003: £16.5 million; December 31, 2003: £33.0 million) of goodwill amortisation and £26.0 million (June 30, 2003: £27.0 million; December 31, 2003: £79.0 million) of goodwill impairment to the profit and loss account, a total of £51.0 million (June 30, 2003: £43.5 million; December 31, 2003: £112.0 million).

The impairment charge relates to a number of under-performing businesses in the Public relations and public affairs, Information, insight and consultancy, and Branding and identity, Healthcare and Specialist communications sectors. The impact of the current economic climate on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. The Directors will reassess the need for any further impairment write-downs at the year end.

In addition the Group charged £2.0 million of fixed asset investment write offs (June 30, 2003: £Nil; December 31, 2003: £Nil) to the profit and loss account following a re-assessment of the carrying value of the Group’s non-core minority investments.

The directors continue to assess the useful life of goodwill arising on acquisitions. Goodwill of £822.5 million is subject to amortisation over periods of between 10 and 20 years.

Goodwill in relation to subsidiary undertakings increased by £115.9 million in the period. Other than amortisation and impairment this includes both goodwill arising on acquisitions completed in the period and also adjustments to goodwill relating to acquisitions completed in prior periods. Goodwill in relation to associate undertakings decreased by £7.5 million in the period, principally due to a reclassification from goodwill in associate companies to goodwill in subsidiary undertakings arising on acquisitions.

Acquisitions do not have a significant impact on the Group’s results for the six months to June 30, 2004.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled £246.3 million (period ended June 30, 2003: £201.3 million; year ended December 31, 2003: £215.7 million). Earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates.

WPP GROUP PLC

Notes to the unaudited interim consolidated financial statements (continued)

10. Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

	June 30, 2004	June 30, 2003 Restated[1]	December 31, 2003 Restated[1]
	£m	£m	£m
Bank loans and overdrafts	361.8	590.9	552.4
Trade creditors	2,542.3	2,335.4	2,733.3
Corporate income tax payable	32.5	35.5	29.5
Dividend proposed	81.7	66.9	52.2
Deferred income	417.5	346.4	391.9
Payments due to vendors	82.4	65.1	81.6
Loan notes due to vendors	19.4	37.9	13.9
Other creditors and accruals	1,025.0	838.6	1,093.8

	4,562.6	4,316.7	4,948.6

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Overdraft balances included within bank loans and overdrafts amount to £200.6 million (June 30, 2003: £342.1 million; December 31, 2003: £302.1 million).

11. Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

	June 30, 2004	June 30, 2003	December 31, 2003
	£m	£m	£m
Corporate and convertible bonds and bank loans	1,395.8	1,323.8	1,229.0
Corporate income tax payable	281.2	214.7	268.7
Payments due to vendors	163.9	136.2	134.1
Other creditors and accruals	68.0	59.5	59.3

	1,908.9	1,734.2	1,691.1

The following table sets out the directors’ best estimates of future deferred and earnout related obligations:

	June 30, 2004	June 30, 2003	December 31, 2003
	£m	£m	£m
Within one year	82.4	65.1	81.6
Between 1 and 2 years	78.6	60.7	60.9
Between 2 and 3 years	50.3	31.2	32.4
Between 3 and 4 years	29.4	28.0	37.0
Between 4 and 5 years	3.9	14.5	3.8
Over 5 years	1.7	1.8	—

	246.3	201.3	215.7

WPP GROUP PLC

Notes to the unaudited interim consolidated financial statements (continued)

The corporate and convertible bonds, bank loans and overdrafts included within short and long term creditors fall due for repayment as follows:

	June 30, 2004	June 30, 2003	December 31, 2003
	£m	£m	£m
Within one year	361.8	590.9	552.4
Between 1 and 2 years	110.0	170.9	273.1
Between 2 and 3 years	441.5	120.6	—
Between 3 and 4 years	434.7	521.6	443.4
Between 4 and 5 years	55.0	450.4	512.5
Over 5 years	354.6	60.3	—

	1,757.6	1,914.7	1,781.4

12. Contingent liabilities in respect of option agreements

WPP has entered into agreements with certain share owners of partially owned subsidiaries and associate companies to acquire additional equity interests. These agreements typically contain options requiring WPP to purchase their shares at specified times up to 2009 on the basis of average earnings both before and after the exercise of the option.

All arrangements contain clauses that cap the maximum amount payable by WPP. The table below shows the illustrative amounts that would be payable by WPP in respect of these options, on the basis of the relevant companies’ current financial performance, if all the options had been exercised at June 30, 2004.

	Currently Exercisable	Not Currently Exercisable	Total
	£m	£m	£m
Subsidiaries	12.4	23.5	35.9
Associates	4.3	0.5	4.8

Total	16.7	24.0	40.7

WPP GROUP PLC

Notes to the unaudited interim consolidated financial statements (continued)

13. Reconciliation of movements in consolidated share owners’ funds

	Six months ended June 30, 2004	Six months ended June 30, 2003 Restated[1]	Year ended December 31, 2003 Restated[1]
	£m	£m	£m
Profit for the period	105.9	95.2	208.4
Ordinary dividends payable	(29.4)	(24.5)	(76.8)

	76.5	70.7	131.6
Exchange adjustments on foreign currency net investments	31.1	2.7	74.8
Ordinary shares issued in respect of acquisitions	—	5.7	16.9
Share placement	—	100.2	100.2
Share issue costs and brokerage fees charged to share premium account or reserves	(0.3)	(2.2)	(2.8)
Other share issues	8.5	5.0	18.1
Share cancellations	(67.5)	(20.2)	(20.2)
Adjustments to pre-1998 goodwill written off to reserves	3.0	—	1.3
Actuarial gain on defined benefit schemes	—	—	14.0
Deferred tax on defined benefit pension schemes	—	—	10.0
Net disposals of own shares by ESOP Trusts	2.5	4.3	4.4

Net additions to equity share owners’ funds	53.8	166.2	348.3
Opening equity share owners’ funds	3,683.6	3,335.3	3,335.3

Closing equity share owners’ funds	3,737.4	3,501.5	3,683.6

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

14. International Financial Reporting Standards (‘IFRS’)

From 2005 onwards, all listed companies in the European Union, including WPP, will be required to prepare their consolidated financial statements in accordance with IFRS. We have commenced a significant project to manage the transition from UK GAAP to IFRS and are currently in the process of interpreting the accounting standards that will apply from 2005 onwards, setting the Group’s future accounting policies in accordance with IFRS and identifying the detailed accounting and disclosure requirements that may necessitate changes to our financial information systems. As this project is still ongoing, we are not, as yet, in a position to quantify the full effect of the differences between IFRS and UK GAAP on the Group’s results or financial position. However, based on our work to date, we consider that significant differences will arise in the following areas:

Goodwill

Generally, the carrying amount of goodwill recognised under UK GAAP on past acquisitions will not be revisited under IFRS. However, in comparison to UK GAAP, where an element of the Group’s goodwill is currently amortised over its useful life, under IFRS all goodwill will be subject to an annual impairment review.

WPP GROUP PLC

Notes to the unaudited interim consolidated financial statements (continued)

Retirement benefits

Under IFRS, the method of accounting for retirement benefits is broadly similar to that under FRS 17 “Retirement Benefits”. However, whereas FRS 17 requires actuarial gains and losses be taken directly to equity through the statement of total recognised gains and losses, current IFRS has no equivalent equity statement and these gains and losses may be required to be recognised in the income statement.

Convertible bonds

Under UK GAAP, convertible debt is reported as a liability unless conversion actually occurs, and no gain or loss is recognised on conversion. IFRS classification of compound instruments is performed according to the substance of the contractual arrangements and consequently, the Group’s compound instruments will be split into liability and equity elements on the basis of their initial fair values. The profit and loss account charge for the finance cost will be spread evenly over the term of the bonds so that at redemption the liability equals the redemption value. The main difference to UK GAAP is that the initial recognition of the liability may be for a lower value and consequently the finance cost over the period may be higher.

Stock options & other share based payments

Under current UK GAAP, where the Group grants share options at a strike price equal to or greater than the market price on the date of the grant, no compensation expense is recognised. Under IFRS, the fair value of share options and other share based payments will be recognised in the profit and loss account, using a fair value option pricing model.

Associates

The approach to classification of investments is similar under IFRS and UK GAAP, but there is a difference on the application of what constitutes influence. Both UK GAAP and IFRS adopt the concept of significant influence, but IFRS stresses the power to influence, while UK GAAP stresses the actual exercise of influence. This may affect the classification of the Group’s associates and subsidiaries in certain cases. Moreover, IFRS suspends equity accounting for associate losses when the carrying value is nil and further losses are only accrued if the investor has a legal or constructive obligation for the losses.

Derivatives and hedge accounting

Under UK GAAP, the derivative financial instruments that the Group uses to manage its currency and interest rate exposures are not recognised until the hedged transaction has itself been recognised in the financial statements. Under IFRS, derivatives are recognised as assets and liabilities stated at their fair values and changes in their fair values are recognised in the income statement. However, in certain circumstances, “hedge accounting” can be used to mitigate fluctuations in earnings.

WPP GROUP PLC

Notes to the interim unaudited consolidated financial statements (continued)

15. Pro forma consolidating condensed financial information

WPP Finance (UK) is an issuer of certain securities registered under the Securities Act of 1933, guaranteed by WPP Group plc, thus subjecting both WPP Finance (UK) and WPP Group plc to reporting requirements under Section 15(d) of the Securities Exchange Act of 1934.

The following pro forma consolidating condensed financial information gives pro forma effect to the purchase of Landor Associates, CommonHealth and Wunderman, indirect wholly owned subsidiaries of WPP Group plc, by WPP Finance (UK), also an indirect wholly owned subsidiary of WPP Group plc. The pro forma financial statements of WPP Finance (UK) were prepared as if Landor Associates, CommonHealth and Wunderman were purchased as of each balance sheet date and at the beginning of each financial period presented.

In the event that WPP Finance (UK) fails to pay the holders of the securities being offered and sold pursuant to this registration statement, thereby requiring WPP Group plc to make payment pursuant to the terms of its full and unconditional guarantee of those securities, there is no impediment to WPP Group plc obtaining reimbursement for any such payments from WPP Finance (UK).

WPP GROUP PLC

Notes to the unaudited interim consolidated financial statements (continued)

Income statement

For the six months ended June 30, 2004

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Turnover (gross billings)	—	—	9,155.2	—	9,155.2
Cost of sales	—	—	(7,129.6)	—	(7,129.6)

Revenue	—	—	2,025.6	—	2,025.6
Direct costs	—	—	(104.7)	—	(104.7)

Gross profit	—	—	1,920.9	—	1,920.9
Operating costs	(1.8)	—	(1,724.5)	—	(1,726.3)

Operating profit/(loss)	(1.8)	—	196.4	—	194.6
Income from subsidiaries (equity method)	112.0	15.6	(0.4)	(127.2)	—
Income from associates	—	—	19.1	—	19.1

Profit on ordinary activities before interest and taxation	110.2	15.6	215.1	(127.2)	213.7
Amounts written off fixed asset investments	—	—	(2.0)	—	(2.0)
Net interest payable and similar charges	(4.3)	(0.4)	(30.7)	—	(35.4)

Profit on ordinary activities before taxation	105.9	15.2	182.4	(127.2)	176.3
Taxation on profit on ordinary activities	—	—	(60.6)	—	(60.6)

Profit on ordinary activities after taxation	105.9	15.2	121.8	(127.2)	115.7
Minority interests	—	—	(9.8)	—	(9.8)

Profit attributable to ordinary share owners	105.9	15.2	112.0	(127.2)	105.9
Ordinary dividends	(29.4)	—	—	—	(29.4)

Retained profit for the year transferred to reserves	76.5	15.2	112.0	(127.2)	76.5

Reconciliation to US Accounting Principles:
Profit attributable to ordinary share owners under UK GAAP	105.9	15.2	112.0	(127.2)	105.9
Reverse amortization of goodwill	25.0	—	25.0	(25.0)	25.0
Amortization of intangibles	(14.2)	—	(14.2)	14.2	(14.2)
Goodwill impairment	(3.4)	—	(3.4)	3.4	(3.4)
Contingent consideration deemed as compensation	(25.0)	—	(25.0)	25.0	(25.0)
Executive compensation	(1.3)	—	(1.3)	1.3	(1.3)
Accounting for derivatives	13.1	—	4.8	(4.8)	13.1
Pension accounting	(5.0)	—	(5.0)	5.0	(5.0)
Accounting for associates	0.4	—	0.4	(0.4)	0.4
Employer payroll taxes	0.9	—	0.9	(0.9)	0.9
Tax items	(17.9)	—	(17.9)	17.9	(17.9)

US GAAP Adjustments	(27.4)	—	(35.7)	35.7	(27.4)

Net income as adjusted for US GAAP	78.5	15.2	76.3	(91.5)	78.5

Income statement

For the six months ended June 30, 2003

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Turnover (gross billings)	—	—	8,639.2	—	8,639.2
Cost of sales	—	—	(6,728.4)	—	(6,728.4)

Revenue	—	—	1,910.8	—	1,910.8
Direct costs	—	—	(110.1)	—	(110.1)

Gross profit	—	—	1,800.7	—	1,800.7
Operating costs	(3.3)	—	(1,622.6)	—	(1,625.9)

Operating profit/(loss)	(3.3)	—	178.1	—	174.8
Income from subsidiaries	106.4	13.0	—	(119.4)	—
Income from associates	—	—	15.8	—	15.8

Profit on ordinary activities before interest and taxation	103.1	13.0	193.9	(119.4)	190.6
Net interest payable and similar charges	(7.9)	—	(29.1)	—	(37.0)

Profit on ordinary activities before taxation	95.2	13.0	164.8	(119.4)	153.6
Taxation on profit on ordinary activities	—	—	(51.7)	—	(51.7)

Profit on ordinary activities after taxation	95.2	13.0	113.1	(119.4)	101.9
Minority interests	—	—	(6.7)	—	(6.7)

Profit attributable to ordinary share owners	95.2	13.0	106.4	(119.4)	95.2
Ordinary dividends	(24.5)	—	—	—	(24.5)

Retained profit for the year transferred to reserves	70.7	13.0	106.4	(119.4)	70.7

Reconciliation to US Accounting Principles:
Profit attributable to ordinary share owners under UK GAAP	95.2	13.0	106.4	(119.4)	95.2
Reverse amortization of goodwill	16.5	—	16.5	(16.5)	16.5
Amortization of intangibles	(10.2)	—	(10.2)	10.2	(10.2)
Goodwill impairment	(12.3)	—	(12.3)	12.3	(12.3)
Contingent consideration deemed as compensation	(7.7)	—	(7.7)	7.7	(7.7)
Executive compensation	(1.8)	—	(3.0)	3.0	(1.8)
Accounting for derivatives	13.9	—	2.8	(2.8)	13.9
Pension accounting	(4.9)	—	(4.9)	4.9	(4.9)
Accounting for associates	0.4	—	0.4	(0.4)	0.4
Employer payroll taxes	0.7	—	0.7	(0.7)	0.7
Tax items	(2.9)	—	(2.9)	2.9	(2.9)

US GAAP Adjustments	(8.3)	—	(20.6)	20.6	(8.3)

Net income as adjusted for US GAAP	86.9	13.0	85.8	(98.8)	86.9

Consolidating Cash Flow Statement

For the six months ended June 30, 2004

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Operating profit/(loss)	(1.8)	—	196.4	—	194.6
Depreciation	0.7	—	47.2	—	47.9
Goodwill amortization and impairment charges - subsidiaries	—	—	49.3	—	49.3
Movements in working capital and provisions	280.3	—	(653.4)	—	(373.1)

Net cash (outflow)/inflow from operating activities	279.2	—	(360.5)	—	(81.3)
Dividends received from subsidiaries and associates	—	—	9.5	—	9.5
Returns on investments and servicing of finance	(47.5)	—	(2.3)	—	(49.8)
United Kingdom and overseas tax paid	—	—	(48.1)	—	(48.1)
Capital expenditure and financial investment	(0.3)	—	(28.1)	—	(28.4)
Acquisitions and disposals	(0.7)	(354.6)	211.0	—	(144.3)

Net cash (outflow)/inflow before management of liquid resources and financing	230.7	(354.6)	(218.5)	—	(342.4)
Management of liquid resources	—	—	188.4	—	188.4
Net cash (outflow)/inflow from financing	(297.4)	354.6	2.4	—	59.6

Decrease in cash and overdrafts for the period	(66.7)	—	(27.7)	—	(94.4)
Translation difference	(41.9)	—	24.1	—	(17.8)
Balance of cash and overdrafts at beginning of period	(294.3)	—	1,010.3	—	716.0

Balance of cash and overdrafts at end of period	(402.9)	—	1,006.7	—	603.8

Consolidating Cash Flow Statement

For the six months ended June 30, 2003 (Restated)

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP Group plc
Operating profit/(loss)	(3.3)	—	178.1	—	174.8
Depreciation	2.4	—	50.6	—	53.0
Goodwill amortization and impairment charges - subsidiaries	—	—	43.5	—	43.5
Movements in working capital and provisions	(505.4)	—	184.2	—	(321.2)

Net cash (outflow)/inflow from operating activities	(506.3)	—	456.4	—	(49.9)
Dividends received from subsidiaries and associates	296.0	—	6.0	(296.0)	6.0
Returns on investments and servicing of finance	(26.1)	—	(21.6)	—	(47.7)
United Kingdom and overseas tax paid	—	—	(43.0)	—	(43.0)
Capital expenditure and financial investment	(3.7)	—	(25.9)	—	(29.6)
Acquisitions and disposals	(69.3)	—	(254.6)	—	(323.9)

Net cash (outflow)/inflow before management of liquid resources and financing	(309.4)	—	117.3	(296.0)	(488.1)
Management of liquid resources	—	—	118.8	—	118.8
Net cash inflow from financing	108.9	—	96.1	—	205.0

(Decrease)/increase in cash and overdrafts for the period	(200.5)	—	332.2	(296.0)	(164.3)
Translation difference	52.3	—	(40.9)	—	11.4
Balance of cash and overdrafts at beginning of period	(41.9)	—	542.8	—	500.9

Balance of cash and overdrafts at end of period	(190.1)	—	834.1	(296.0)	348.0

Consolidating Balance Sheet

As at June 30, 2004

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Fixed assets
Goodwill / Intangible assets	—	—	5,776.2	—	5,776.2
Tangible assets	2.5	—	329.4	—	331.9
Investment in subsidiaries	6,432.9	1,189.1	—	(7,622.0)	—
Investments	—	—	365.9	—	365.9

	6,435.4	1,189.1	6,471.5	(7,622.0)	6,474.0
Current assets
Stocks and work in progress	—	—	314.2	—	314.2
Debtors	57.8	—	2,375.7	—	2,433.5
Trade debtors within working capital facility	—	—	329.7	—	329.7
Current asset investments	—	—	213.4	—	213.4
Cash at bank and in hand	4.1	—	800.3	—	804.4

	61.9	—	4,033.3	—	4,095.2
Creditors: amounts falling due within one year
Bank loans and overdrafts	407.0	—	(45.2)	—	361.8
Trade creditors	—	—	2,542.3	—	2,542.3
Deferred income	—	—	417.5	—	417.5
Other creditors and accruals	137.5	—	1,103.5	—	1,241.0

	544.5	—	4,018.1	—	4,562.6
Net current assets (liabilities)	(482.6)	—	15.2	—	(467.4)

Total assets less current liabilities	5,952.8	1,189.1	6,486.7	(7,622.0)	6,006.6
Creditors: amounts falling due after more than one year (including convertible bonds)
Corporate and convertible bonds and bank loans	878.4	354.6	162.8	—	1,395.8
Other creditors and accruals	17.7	1.0	494.4	—	513.1

	896.1	355.6	657.2	—	1,908.9
Provisions for liabilities and charges	—	—	128.1	—	128.1
Net intercompany payable (receivable)	1,276.0	(10.7)	(1,265.3)	—	—
Pension provision	—	—	188.9	—	188.9

Net assets	3,780.7	844.2	6,777.8	(7,622.0)	3,780.7

Reconciliation to US Accounting Principles:
Share owners’ funds under UK GAAP	3,737.4	844.2	6,777.8	(7,622.0)	3,737.4
Prior year adjustment per UITF 38	28.1	—	28.1	(28.1)	28.1
Capitalization of goodwill arising on acquisition (net of accumulated amortization and amounts capitalized under UK GAAP)	(81.7)	21.5	(45.8)	24.3	(81.7)
Listed investments	0.5	—	0.5	(0.5)	0.5
Contingent consideration deemed as compensation	(150.3)	—	(150.3)	150.3	(150.3)
Accounting for derivatives	37.4	—	21.6	(21.6)	37.4
Pension accounting	(5.5)	—	(5.5)	5.5	(5.5)
Tax items	(38.9)	—	(38.9)	38.9	(38.9)
Accounting for associates	1.5	—	1.5	(1.5)	1.5
Employer payroll taxes	2.9	—	2.9	(2.9)	2.9
Other	(2.9)	—	(2.9)	2.9	(2.9)

US GAAP Adjustments	(237.0)	21.5	(216.9)	195.4	(237.0)

Share owners’ funds as adjusted for US GAAP	3,528.5	865.7	6,589.0	(7,454.7)	3,528.5

Consolidating Balance Sheet

As at June 30, 2003 (Restated)

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP Group plc
Fixed assets
Goodwill / Intangible assets	—	—	5,391.7	—	5,391.7
Tangible assets	17.9	—	336.5	—	354.4
Investment in subsidiaries	5,940.7	1,161.7	—	(7,102.4)	—
Investments	—	—	547.7	—	547.7

	5,958.6	1,161.7	6,275.9	(7,102.4)	6,293.8
Current assets
Stocks and work in progress	—	—	371.8	—	371.8
Debtors	44.0	—	2,262.9	—	2,306.9
Trade debtors within working capital facility	—	—	167.5	—	167.5
Current asset investments	—	—	71.6	—	71.6
Cash at bank and in hand	6.8	—	683.3	—	690.1

	50.8	—	3,557.1	—	3,607.9
Creditors: amounts falling due within one year
Bank loans and overdrafts	439.6	—	151.3	—	590.9
Trade creditors	—	—	2,335.4	—	2,335.4
Deferred income	—	—	346.4	—	346.4
Other creditors and accruals	112.9	—	931.1	—	1,044.0

	552.5	—	3,764.2	—	4,316.7

Net current liabilities	(501.7)	—	(207.1)	—	(708.8)

Total assets less current liabilities	5,456.9	1,161.7	6,068.8	(7,102.4)	5,585.0

Creditors: amounts falling due after more than one year (including convertible bonds)
Corporate and convertible bonds and bank loans	910.7	—	413.1	—	1,323.8
Other creditors and accruals	21.3	—	389.1	—	410.4

	932.0	—	802.2	—	1,734.2
Provisions for liabilities and charges	—	—	126.0	—	126.0

Net intercompany payable (receivable)	984.9	—	(984.9)	—	—

Pension provision	—	—	184.8	—	184.8

Net assets	3,540.0	1,161.7	5,940.7	(7,102.4)	3,540.0

Reconciliation to US Accounting Principles:
Share owners’ funds under UK GAAP	3,501.5	1,161.7	5,940.7	(7,102.4)	3,501.5
Prior year adjustment per UITF 38	28.1	—	28.1	(28.1)	28.1
Capitalization of goodwill arising on acquisition (net of accumulated amortization and amounts capitalized under UK GAAP)	293.1	12.3	338.2	(350.5)	293.1
Listed investments	(2.7)	—	(2.7)	2.7	(2.7)
Contingent consideration deemed as compensation	(89.1)	—	(89.1)	89.1	(89.1)
Accounting for derivatives	66.7	—	2.8	(2.8)	66.7
Pension accounting	3.8	—	3.8	(3.8)	3.8
Tax items	(2.5)	—	(2.5)	2.5	(2.5)
Accounting for associates	0.4	—	0.4	(0.4)	0.4
Employer payroll taxes	0.7	—	0.7	(0.7)	0.7
Other	(3.1)	—	(3.1)	3.1	(3.1)

US GAAP Adjustments	267.3	12.3	248.5	(260.8)	267.3

Share owners’ funds as adjusted for US GAAP	3,796.9	1,174.0	6,217.3	(7,391.3)	3,796.9

16. Adoption of UITF 38

WPP has adopted UITF 38 (“Accounting for ESOP Trusts”). UITF 38 requires the classification of the cost of shares held by the Group’s ESOP trusts as a deduction from share owners’ funds; previously these were shown within fixed asset investments. Additionally, UITF 38 has changed the method of calculating the charge to the profit and loss account arising from certain of the Group’s incentive plans, satisfied by the award of shares in the Group from one of the ESOPs. Previously, this charge was based on the cash cost to the Group of acquiring these shares in the open market, to be subsequently delivered to individuals on satisfactory completion of the performance criteria relating to the award. Under UITF 38, this charge should be based upon the fair value of the shares at grant date.

Following the implementation of UITF 38, the Group will restate its consolidated income statement, balance sheet and cash flow statement for all preceding periods. The Unaudited Interim Consolidated Financial Information as of June 30, 2004 includes the effect of this restatement. There was no material impact on the income statement for the six months ended June 30, 2003 or for the year ended December 31, 2003. The effect as of and for the years ended December 31, 2003, 2002 and 2001 is shown below.

	For the year ended December 31,
	2002 £m	2001 £m
Profit and Loss Statement:
Operating profit	260.8	497.9
Profit on ordinary activities before taxation	193.7	403.4
Profit attributable to ordinary share owners	76.3	263.6

	As of December 31,
	2003 £m	2002 £m	2001 £m

Balance Sheet:
Total assets	10,697.5	9,646.6	9,665.4
Net assets	3,731.7	3,374.1	3,374.1

In addition, the impact on the cash flow statement is to reclassify the net cash outflow from purchase of own shares by ESOP trusts from capital expenditure and financial investment to investment from financing. The net change is as follows:

	For the year ended December 31,
	2003 £m	2002 £m	2001 £m
Purchase of own shares by ESOP trusts	2.9	67.6	103.3

Reconciliation to US Accounting Principles

The Company’s financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). The following is an unaudited summary of the significant adjustments to net income and share owners’ funds that would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied to the unaudited interim consolidated financial statements.

A discussion of the material variations in the accounting principles, practices, and methods used in preparing the audited consolidated financial statements in accordance with UK GAAP from the principles, practices, and methods generally accepted in the United States is provided in the audited consolidated financial statements as of 31 December 2003 and 2002 and for the three years ended 31 December 2003. Other than the adoption of UITF 38 for UK GAAP, as described in note 16, there are no new significant variations between UK GAAP and US GAAP accounting principles, practices, and methods used in preparing the interim financial information.

	For the six months ended June 30,
	2004	2003
	£m	£m
Net income
Profit Attributable to ordinary share owners under UK GAAP	105.9	95.2

US GAAP adjustments:
Reverse amortization of goodwill	25.0	16.5
Amortization of intangibles	(14.2)	(10.2)
Goodwill impairment	(3.4)	(12.3)
Contingent consideration deemed as compensation	(25.0)	(7.7)
Executive compensation	(1.3)	(1.8)
Accounting for derivatives	13.1	13.9
Pension accounting	(5.0)	(4.9)
Accounting for associates	0.4	0.4
Employer payroll taxes	0.9	0.7
Tax items	(17.9)	(2.9)

	(27.4)	(8.3)

Net income as adjusted for US GAAP	78.5	86.9

Earnings per share
Basic earnings per share as adjusted for US GAAP	6.9	7.8
Diluted earnings per share as adjusted for US GAAP	6.8	7.7

	As at June 30,		As of December 31, 2003 Restated[1]
	2004	2003 Restated[1]
	£m	£m	£m
Share owners’ funds
Share owners’ funds under UK GAAP	3,737.4	3,501.5	3,683.6
Prior year adjustment on implementation of UITF 38 (Accounting for ESOP Trusts)	28.1	28.1	28.1

US GAAP adjustments:
Capitalization of goodwill arising on acquisition (net of accumulated amortization and amounts capitalized under UK GAAP)	(81.7)	293.1	16.3
Listed investments	0.5	(2.7)	(1.8)
Contingent consideration deemed as compensation	(150.3)	(89.1)	(125.3)
Accounting for derivatives	37.4	66.7	24.3
Pension accounting	(5.5)	3.8	(0.5)
Tax items	(38.9)	(2.5)	(21.0)
Accounting for associates	1.5	0.4	1.1
Employer payroll taxes	2.9	0.7	2.0
Proposed final ordinary dividend, not yet declared	—	—	52.2
Other	(2.9)	(3.1)	(3.0)

	(237.0)	267.3	(55.7)
Share owners’ funds as adjusted for US GAAP	3,528.5	3,796.9	3,656.0

Movement in share owners’ funds under US GAAP
Net income for the year under US GAAP	78.5	86.9	110.3
Prior year final dividend	(52.2)	(42.5)	(42.5)
Current year interim dividend	(29.4)	(24.5)	(24.6)

Retained earnings for the year	(3.1)	19.9	43.2
Ordinary shares issued in respect of acquisitions	—	5.7	16.9
Share issue costs charged to merger reserve	(0.3)	(2.2)	(2.8)
Share options exercised	8.5	5.0	18.1
Share cancellations	(67.5)	(20.2)	(20.2)
Shares owned by ESOP	2.5	4.3	4.4
Share placement	—	100.2	100.2
Listed investments	2.3	(2.7)	(1.8)
Other movements	3.0	—	1.3
Exchange adjustments:
- Revaluation of goodwill	(105.3)	(58.4)	(336.5)
- Foreign currency translation	31.1	2.7	74.8
Pension accounting	—	—	13.9
Executive compensation	1.3	1.8	3.7

New additions to share owners’ funds	(127.5)	56.1	(84.8)
Share owners’ funds at January 1,	3,656.0	3,740.8	3,740.8

Share owners’ funds at period end	3,528.5	3,796.9	3,656.0

1	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

1.    Reconciliation of consolidated statements of cash flows

The consolidated statement of cash flows prepared under UK GAAP in accordance with FRS 1 presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Cash flow under UK GAAP represents increases and decreases in cash, which comprises both cash in hand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalent”, which includes short-term, highly liquid investments with original maturities of less than 90 days, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP, however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities.

A reconciliation between the consolidated statements of cash flows presented in accordance with US GAAP and US GAAP is shown below:

	For the six months ended June 30,
	2004	2003
		Restated[1]
	£m	£m
Operating activities
Net cash inflow from operating activities under UK GAAP	(81.3)	(49.9)
Dividends received from associates	9.5	6.0
Interest and similar charges paid	(58.1)	(53.1)
Interest received	20.2	13.6
UK and overseas tax paid	(48.1)	(43.0)

Net cash provided by operating activities under US GAAP	(157.8)	(126.4)

Investing activities
Capital expenditure and financial investment under UK GAAP	(28.4)	(29.6)
Acquisitions and disposals	(144.3)	(323.9)

Net cash used in investing activities under US GAAP	(172.7)	(353.5)

Financing activities
Net cash inflow from financing under UK GAAP	59.6	205.0
Movements in overdrafts	(101.5)	153.9
Dividends paid to minorities	(11.9)	(8.3)

Net cash provided from financing activities under US GAAP	(53.8)	350.6

Translation difference	(17.8)	11.4

Net increase (decrease) in cash and cash equivalents under US GAAP	(402.1)	(117.9)
Cash and cash equivalents under US GAAP at the beginning of the period	1,419.9	879.5
Cash and cash equivalents under US GAAP at the end of the period	1,017.8	761.6

1	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

2.    Additional US GAAP pension disclosures

The following tables and accompanying information show the information required to be disclosed in accordance with SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (“SFAS 132”), as revised (SFAS 132R), concerning the funded status of the groups defined benefits scheme at June 30, 2004 and 2003:

	Six months ended June 30, 2004
	UK Schemes	Non UK Schemes	Total
	£m	£m	£m
Components of Net Periodic Pension Cost
Service Cost	0.9	5.2	6.1
Interest Cost	6.3	8.9	15.2
Expected Return on Plan Assets	(5.3)	(5.1)	(10.4)
Amortization of Prior Service Cost	—	0.2	0.2
Amortization of Net (Gain)/Loss	2.0	2.9	4.9
Effect of Curtailments & Settlements	—	0.1	0.1

Net Periodic Pension Cost	3.9	12.2	16.1

	Six months ended June 30, 2003
	UK Schemes	Non UK Schemes	Total
	£m	£m	£m
Components of Net Periodic Pension Cost
Service Cost	1.0	5.3	6.3
Interest Cost	5.7	9.4	15.1
Expected Return on Plan Assets	(4.7)	(4.7)	(9.4)
Amortization of Prior Service Cost	—	0.3	0.3
Amortization of Net (Gain)/Loss	1.8	4.2	6.0
Effect of Curtailments & Settlements	—	0.1	0.1

Net Periodic Pension Cost	3.8	14.6	18.4

3. Accounting for Stock Options

The Company applies U.S. Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations when accounting for its stock option plans. Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS 123, Accounting for Stock-Based Compensation, the Company’s net income and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated below:

	For the six months ended June 30,
	2004	2003
	£m	£m
Net income as adjusted for US GAAP
As reported (£m)	78.5	86.9
Add back:
Stock-based employee compensation expense included in reported net income, net of tax	10.4	5.5
Deduct:
Total fair value of stock-based employee compensation expense, net of tax	(25.1)	(21.0)

Pro forma (£m)	63.8	71.4
Earnings per share
Basic earnings per share per US GAAP:
As reported (p)	6.9	7.8
Pro forma (p)	5.6	6.4
Diluted earnings per share per US GAAP:
As reported (p)	6.8	7.7
Pro forma (p)	5.4	6.3

4. New U.S. GAAP Accounting Pronouncements

In March 2004, the EITF reached a consensus on Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-01”). EITF 03-01 provides a step model to determine whether an investment within the scope of the Issue is impaired and, if impairment is other-than-temporary. In addition, it requires that investors provide certain disclosures for cost method investments and, if applicable, other information related specifically to cost method investments, such as the aggregate carrying amount of cost method investments, the aggregate amount of cost method investments that the investor did not evaluate for impairment because an impairment indicator was not present, and the situations under which fair value of a cost method is not estimated. The disclosures related to cost method investments should not be aggregated with other types of investments. The EITF 03-01 impairment model shall be applied prospectively to all current and future affected investments, effective in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for annual periods for fiscal years ending after June 15, 2004.

In June 2004, the EITF reached a consensus on Issue 02-14, “Application of the Equity Method to Interests Other than Common Stock” (“EITF 02-14”). EITF 02-14 prescribes that the equity method of accounting should apply when an entity has investments in either common stock or in-substance common stock. Previously, APB 18, “The Equity Method of Accounting for Investments in Common Stock,” explicitly referenced investments in voting stock that gave an investor significant influence over the operating and financial policies of an investee. EITF 02-14 defines in-substance common stock as any investment that has risk and reward characteristics substantially similar to that of common stock. For investments that are currently accounted for under the equity method that are not common stock or in-substance common stock the accounting must change to either the cost method or in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. We do not believe that adoption of EITF 02-14 will have a material impact on the Company’s financial statements. The accounting treatment under EITF 02-14 must be applied prospectively to all current and future affected investments in reporting periods beginning after September 15, 2004.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT TO THE SHAREHOLDERS OF WPP GROUP PLC

We have audited the accompanying consolidated balance sheets of WPP Group plc and its subsidiaries as of 31 December 2003, 2002 and 2001, and the related consolidated statements of income, cash flows, total recognised gains and losses, and share owners’ funds for each of the three years in the period ended 31 December 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2003, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2003, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended 31 December 2003 and the determination of share owners’ funds at 31 December 2003, 2002, and 2001 to the extent summarized on pages F-88 to F-110 below.

Deloitte & Touche LLP

London, England

10 May 2004, except for notes 28 and 29, as to which the date is September 21, 2004.

Accounting policies

The financial statements have been prepared in accordance with applicable accounting standards in the UK (UK GAAP). A summary of the Group’s principal accounting policies, which have been applied consistently throughout the year and the preceding year is set out below.

Basis of accounting and presentation of financial statements

The financial statements are prepared under the historical cost convention.

Basis of consolidation

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. The results of subsidiary undertakings acquired or disposed of during the year are included or excluded from the profit and loss account from the effective date of acquisition or disposal.

Goodwill and intangible fixed assets

Intangible fixed assets comprise goodwill and certain acquired separable corporate brand names.

Goodwill represents the excess of the fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. In accordance with FRS 10, for acquisitions made on or after 1 January 1998, goodwill has been capitalised as an intangible asset. Goodwill arising on acquisitions prior to that date was written off to reserves in accordance with the accounting standard then in force. On disposal or closure of a business, the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

Corporate brand names acquired as part of acquisitions of business are capitalised separately from goodwill as intangible fixed assets if their value can be measured reliably on initial recognition.

For certain acquisitions, where the directors consider it appropriate, goodwill is amortised over its useful life up to a 20-year period, from the date of acquisition. The remaining goodwill and intangible assets of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP’s commitment to develop and enhance their value. The carrying value of these intangible assets will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required.

Goodwill impairment is assessed by comparing the carrying value of goodwill to the net present value of future cashflows derived from the underlying assets using a projection period of up to five years for each income generating unit. After the projection period, growth rates of nominal GDP are generally assumed for each income generating unit. In certain instances, projection periods of up to 10 years may be used if management believes the longer period is more appropriate to assess the carrying value of goodwill and reflect the economic cycles that occur within the global markets in which the Group operates.

The financial statements depart from the specific requirement of companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above. Because of the indefinite life of these intangible assets, it is not possible to quantify its impact. However, for illustrative purposes only, if the Group were to change its

Accounting policies (continued)

accounting policy and regard all intangible assets as having a limited useful economic life, and the useful economic life it chose was 20 years, then the resulting impact on the profit and loss account in 2003 would have been a charge of £250.0 million (2002: £231.0 million, 2001: £182.0 million).

Future anticipated payments to vendors in respect of earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. When earnouts are to be settled by cash consideration, the fair value of the consideration is obtained by discounting to present value the amounts expected to be payable in the future. The resulting interest charge is included within net interest payable and similar charges.

Tangible fixed assets

Tangible fixed assets are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows: Freehold buildings – 2% per annum, Leasehold land and buildings – over the term of the lease or life of the asset, if shorter, Fixtures, fittings and equipment – 10-33% per annum, Computer equipment – 33% per annum.

Investments

Except as stated below, fixed asset investments are shown at cost less impairment.

Impairment of goodwill on associate undertakings, included within fixed asset investments, represents a permanent diminution of the carrying value of that goodwill. WPP considers the market value of listed investments and other business and economic factors in determining whether a permanent diminution of value has occurred.

The Group’s share of the profits less losses of associate undertakings is included in the consolidated profit and loss account and the Group’s share of net assets is shown within fixed asset investments in the consolidated balance sheet. The Group’s share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

Current asset investments are stated at the lower of cost and net realisable value.

Stocks and work in progress

Work in progress is valued at cost or on a percentage of completion basis. Cost includes outlays incurred on behalf of clients and an appropriate proportion of direct costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Stocks are stated at the lower of cost and net realisable value.

Debtors

Debtors are stated net of provisions for bad and doubtful debts.

Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Accounting policies (continued)

For a forward foreign exchange contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group’s operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group’s financial statements.

For an interest rate swap to be treated as a hedge the instrument must be related to actual assets or liabilities or a probable commitment and must change the nature of the interest rate by converting a fixed rate to a variable rate or vice versa. Interest differentials under these swaps are recognised by adjusting net interest payable over the periods of the contracts.

Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period. Convertible debt is reported as a liability unless conversion actually occurs. No gain or loss is recognised on conversion.

Turnover, cost of sales and revenue recognition

Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Revenue comprises commission and fees earned in respect of turnover. Direct costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media investment management

Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Group’s advertising clients were charged a standard commission on their total media and production expenditure. In recent years, however, this has tended to become a matter of individual negotiation. Revenue may therefore consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received/receivable.

Information, insight & consultancy

Revenue is recognised on each market research contract in proportion to the level of service performed. Costs, including an appropriate proportion of overheads relating to contracts in progress at the balance sheet date, are carried forward in work in progress. Losses are recognised as soon as they are foreseen.

Accounting policies (continued)

Public relations & public affairs and Branding & identity, Healthcare and Specialist communications

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the profit and loss account revenue and related costs as contract activity progresses.

Current taxation

Corporate taxes are payable on taxable profits at current rates.

Deferred taxation

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more taxation in the future or a right to pay less taxation in the future have occurred at the balance sheet date. Timing differences are differences between the Group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in taxation assessments in periods different from those in which they are recognised in the financial statements. A net deferred taxation asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred taxation is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred taxation is measured on a non-discounted basis.

Incentive plans

The Group’s share based incentive plans are accounted for in accordance with Urgent Issues Task Force (‘UITF’) Abstract 17 ‘Employee Share Schemes’. The cost of shares acquired by the Group’s ESOP trusts or the fair market value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the Group’s profit and loss account over the period to which the employee’s performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate provision made.

Pension costs

The Group accounts for pension schemes in accordance with FRS 17 (Retirement Benefits).

For defined contribution schemes, contributions are charged to the profit and loss account as payable in respect of the accounting period.

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments.

They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Accounting policies (continued)

Where defined benefit schemes are funded, the assets of the scheme are held separately from those of the Group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred taxation, is presented separately after other net assets on the face of the balance sheet.

Finance leases

Where assets are financed by leasing agreements that give rights approximating to ownership (‘finance leases’) the assets are treated as if they have been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on leased assets is charged to the profit and loss account on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account as it is incurred.

Operating leases

Operating lease rentals are charged to the profit and loss account on a systematic basis. Any premium or discount on the acquisition of a lease is spread over the life of the lease or until the date of the first rent review.

Translation of foreign currencies

Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the profit and loss account as they arise. The profit and loss accounts of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates. Exchange differences arising from retranslation of the opening net assets, and on foreign currency borrowings to the extent that they hedge the Group’s investment in such operations, and results for the year are reported in the Statement of Total Recognised Gains and Losses.

Consolidated income statements

For the years ended 31 December 2003, 2002 and 2001

	Notes	2003 £m		2002 £m		2001 £m
Turnover (gross billings)	1	18,621.3		18,028.7		20,886.9
Cost of sales		(14,515.3)		(14,120.4)		(16,865.2)

Revenue	1	4,106.0		3,908.3		4,021.7
Direct costs		(237.1)		(218.2)		(232.0)

Gross profit		3,868.9		3,690.1		3,789.7
Operating costs excluding goodwill amortisation and impairment	2	(3,375.9)		(3,239.9)		(3,269.4)
Goodwill amortisation and impairment – subsidiaries	2	(77.7)		(177.7)		(14.8)

Operating costs		(3,453.6)		(3,417.6)		(3,284.2)

Operating profit		415.3		272.5		505.5
Income from associates	15	40.5		30.0		40.8
Goodwill amortisation and impairment – associates		(34.3)		—		—

Profit on ordinary activities before interest, taxation, fixed asset gains and write-downs		421.5		302.5		546.3
Profits on disposal of fixed assets	4	—		9.2		6.8
Amounts written off fixed asset investments	4	—		(19.9)		(70.8)
Net interest payable and similar charges on net borrowings	5	(60.1)		(79.6)		(67.5)
Net interest charges on defined benefit pension schemes	5	(11.5)		(6.8)		(3.8)

Net interest payable and similar charges		(71.6)		(86.4)		(71.3)

Profit on ordinary activities before taxation		349.9		205.4		411.0
Taxation on profit on ordinary activities	6	(122.1)		(103.4)		(126.1)

Profit on ordinary activities after taxation		227.8		102.0		284.9
Minority interests		(19.4)		(14.0)		(13.7)

Profit attributable to ordinary share owners		208.4		88.0		271.2
Ordinary dividends	7	(76.8)		(62.5)		(51.6)

Retained profit for the year transferred to reserves	25	131.6		25.5		219.6

Earnings per share	8
Basic earnings per ordinary share		18.7	p	7.9	p	24.6	p
Diluted earnings per ordinary share		18.2	p	7.7	p	23.7	p

Earnings per ADR[1]
Basic earnings per ADR		93.5	p	39.5	p	123.0	p
Diluted earnings per ADR		91.0	p	38.5	p	118.5	p

UK GAAP refers to the income statement as the “profit and loss account”. The accompanying notes form an integral part of this profit and loss account.

There is no material difference between the results disclosed in the profit and loss account and the historical cost profit as defined by FRS 3. Movements in share owners’ funds are set out in note 25.

No operations with a material impact on the Group’s results were acquired or discontinued during 2003, 2002 or 2001. In 2003, acquisitions contributed revenue of £183.4 million, operating profit of £16.4 million and profit on ordinary activities before interest, taxation, fixed asset gains and write-downs of £22.3 million.

[1]	Basic and diluted earnings per ADR have been calculated using the same method as earnings per share, multiplied by a factor of five.

Consolidated cash flow statements

For the years ended 31 December 2003, 2002 and 2001

	Notes	2003 £m	2002 £m	2001 £m
Operating profit		415.3	272.5	505.5
Depreciation		127.5	116.6	109.9
Goodwill amortisation and impairment charges		77.7	177.7	14.8
Movements in working capital and provisions	10	320.6	210.5	(458.0)
Loss on sale of tangible fixed assets		0.9	2.6	1.7

Net cash inflow from operating activities		942.0	779.9	173.9
Dividends received from associates		15.6	9.4	14.7
Returns on investments and servicing of finance	11	(38.3)	(78.2)	(56.4)
UK and overseas tax paid		(93.6)	(85.0)	(77.5)
Capital expenditure and financial investment	11	(88.1)	(157.9)	(217.2)
Acquisitions and disposals	11	(344.5)	(277.3)	(730.3)
Equity dividends paid		(67.0)	(55.6)	(44.4)

Net cash inflow/(outflow) before management of liquid resources and financing		326.1	135.3	(937.2)
Management of liquid resources		(211.4)	(113.6)	(76.8)
Net cash inflow from financing	11	119.7	213.9	499.0

Increase/(decrease) in cash and overdrafts for the year		234.4	235.6	(515.0)
Translation difference		(19.3)	(0.4)	10.7
Balance of cash and overdrafts at beginning of year		500.9	265.7	770.0

Balance of cash and overdrafts at end of year		716.0	500.9	265.7

Reconciliation of net cash flow to movement in net debt:
Increase/(decrease) in cash and overdrafts for the year		234.4	235.6	(515.0)
Cash outflow from increase in liquid resources		211.4	113.6	76.8
Cash inflow from increase in debt financing		(24.3)	(201.2)	(430.0)
Other movements		(9.4)	(8.8)	(1.1)
Translation difference		(50.9)	23.2	8.8

Movement in net debt in the year	9	361.2	162.4	(860.5)
Net debt at beginning of year	9	(722.7)	(885.1)	(24.6)

Net debt at end of year	9	(361.5)	(722.7)	(885.1)

The accompanying notes form an integral part of this cash flow statement.

Consolidated statements of total recognised gains and losses

For the years ended 31 December 2003, 2002 and 2001

	Notes	2003 £m	2002 £m	2001 £m
Profit for the financial year		208.4	88.0	271.2
Exchange adjustments on foreign currency net investments	25	74.8	82.3	(80.6)
Actuarial gain/(loss) on defined benefit pension schemes in accordance with FRS 17 (Retirement Benefits)	25	14.0	(52.8)	(43.0)
Deferred tax on defined benefit pension schemes	25	10.0	—	—

Total recognised gains and losses relating to the year		307.2	117.5	147.6

The accompanying notes form an integral part of this statement of total recognised gains and losses.

Consolidated balance sheets

At 31 December 2003, 2002 and 2001

	Notes	2003 £m	2002 £m	2001 £m
Fixed assets
Intangible assets
Corporate brands	13	950.0	950.0	950.0
Goodwill	13	4,710.3	4,407.0	4,439.9
Tangible assets	14	344.6	377.3	432.8
Investments	15	689.3	628.7	553.5

		6,694.2	6,363.0	6,376.2
Current assets
Stocks and work in progress	16	269.6	291.6	236.9
Debtors	17	2,394.5	2,256.4	2,391.8
Trade debtors within working capital facility:
Gross debts	18	507.5	385.7	331.0
Non-returnable proceeds	18	(280.4)	(217.4)	(82.5)

		227.1	168.3	248.5
Current asset investments (short-term bank and escrow deposits)	9	401.8	190.4	76.8
Cash at bank and in hand		1,018.1	689.1	585.6

		4,311.1	3,595.8	3,539.6

Creditors: amounts falling due within one year	19	(4,924.2)	(4,120.1)	(4,322.0)

Net current liabilities		(613.1)	(524.3)	(782.4)

Total assets less current liabilities		6,081.1	5,838.7	5,593.8
Creditors: amounts falling due after more than one year (including convertible bonds)	20	(1,691.1)	(1,837.5)	(1,711.5)
Provisions for liabilities and charges	21	(133.5)	(102.0)	(106.1)

Net assets excluding pension provision		4,256.5	3,899.2	3,776.2
Pension provision	22	(188.9)	(184.8)	(135.3)

Net assets including pension provision		4,067.6	3,714.4	3,640.9

Capital and reserves
Called up share capital	24,25	118.7	115.7	115.0
Share premium account	25	955.3	836.6	805.2
Shares to be issued	25	130.0	195.7	238.6
Merger reserve	25	2,921.0	2,869.3	2,824.7
Other reserves	25	(178.9)	(254.3)	(336.8)
Profit and loss account	25	73.4	(87.4)	(46.9)

Equity share owners’ funds		4,019.5	3,675.6	3,599.8
Minority interests		48.1	38.8	41.1

Total capital employed		4,067.6	3,714.4	3,640.9

The accompanying notes form an integral part of this balance sheet.

Signed on behalf of the Board on 10 May 2004:

Sir Martin Sorrell	P W G Richardson
Group chief executive	Group finance director

Consolidated statements of share owners’ funds

For the years ended 31 December 2003, 2002, 2001

Movements during the year were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves £m	Profit and loss account £m	Total £m
Balance at 1 January 2001	111.2	709.0	386.7	2,630.2	(256.2)	(211.0)	3,369.9

2001 movements

Ordinary shares issued in respect of acquisitions	0.7	—	1.6	62.4	—	—	64.7
Share issue costs charged to merger reserve	—	—	—	(1.0)	—	—	(1.0)
Other ordinary shares issued	3.1	96.2	(149.7)	133.1	—	(14.5)[1]	68.2
Currency translation movement	—	—	—	—	(80.6)	—	(80.6)
Retained profit for the financial year	—	—	—	—	—	219.6	219.6
Actuarial loss on defined benefit schemes	—	—	—	—	—	(43.0)	(43.0)
Write-back of goodwill on disposals of interest in associate undertaking	—	—	—	—	—	2.0	2.0

Balance at 31 December 2001	115.0	805.2	238.6	2,824.7	(336.8)	(46.9)	3,599.8

2002 movements

Ordinary shares issued in respect of acquisitions	0.2	—	—	8.0	—	—	8.2
Other ordinary shares issued	0.7	32.4	(42.9)	39.0	—	(4.9)[1]	24.3
Share issue costs charged to share premium account or merger reserve	—	(1.0)	—	(2.4)	—	—	(3.4)
Share cancellations	(0.2)	—	—	—	0.2	(8.3)	(8.3)
Currency translation movement	—	—	—	—	82.3	—	82.3
Retained profit for the financial year	—	—	—	—	—	25.5	25.5
Actuarial loss on defined benefit schemes	—	—	—	—	—	(52.8)	(52.8)

Balance at 31 December 2002	115.7	836.6	195.7	2,869.3	(254.3)	(87.4)	3,675.6

2003 movements

Ordinary shares issued in respect of acquisitions	0.4	0.1	—	16.4	—	—	16.9
Share placement	2.1	98.1	—	—	—	—	100.2
Other ordinary shares issued	1.1	21.6	(65.7)	37.0	—	24.1[1]	18.1
Share issue costs charged to share premium account or merger reserve	—	(1.1)	—	(1.7)	—	—	(2.8)
Share cancellations	(0.6)	—	—	—	0.6	(20.2)	(20.2)
Currency translation movement	—	—	—	—	74.8	—	74.8
Retained profit for the financial year	—	—	—	—	—	131.6	131.6
Other movements	—	—	—	—	—	1.3	1.3
Actuarial gain on defined benefit schemes	—	—	—	—	—	14.0	14.0
Deferred tax on defined benefit pension schemes	—	—	—	—	—	10.0	10.0

Balance at 31 December 2003	118.7	955.3	130.0	2,921.0	(178.9)	73.4	4,019.5

The accompanying notes form an integral part of this statement of share owners’ funds.

Other reserves at 31 December 2003 comprise: currency translation deficit £181.0 million (2002 : £255.8 million, 2001 : £338.1 million) and capital redemption reserve £2.1 million (2002 : £1.5 million, 2001 : £1.3 million).

The cumulative amount of goodwill written off against the Group’s reserves, net of that relating to undertakings disposed of, is £1,157.2 million (2002 : £1,158.4 million, 2001 : £1,158.4 million).

Notes

[1]	Represents the difference between the legal share capital and premium, recorded on the issue of new shares to satisfy option exercises, and the cash proceeds received on exercise.

Notes to the consolidated financial statements

For the years ended 31 December 2003, 2002 and 2001

1 Segment information

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

These services include Advertising and Media investment management, Information, insight & consultancy, Public relations & public affairs, and Branding & identity, Healthcare and Specialist communications. The Group derives a substantial proportion of its revenue and operating income from the US, the UK and Continental Europe and the Group’s performance has historically been linked with the economic performance of these regions.

Contributions by geographical area were as follows:

	2003 £m	Change %	2002 £m	Change %	2001 £m

Turnover
UK	1,875.9	11.0	1,689.9	1.5	1,664.6
US	6,885.0	(10.7)	7,711.2	(28.0)	10,708.6
Continental Europe	6,159.0	11.5	5,525.8	24.3	4,445.0
Canada, Asia Pacific, Latin America, Africa & Middle East	3,701.4	19.3	3,101.8	(23.8)	4,068.7

	18,621.3	3.3	18,028.7	(13.7)	20,886.9

Revenue
UK	664.9	7.4	619.2	(1.3)	627.3
US	1,608.5	(2.8)	1,655.0	(6.1)	1,763.1
Continental Europe	1,079.4	16.1	929.6	6.7	870.9
Canada, Asia Pacific, Latin America, Africa & Middle East	753.2	6.9	704.5	(7.4)	760.4

	4,106.0	5.1	3,908.3	(2.8)	4,021.7

Headline PBIT[1]
UK	71.8	6.4	67.5	(8.7)	73.9
US	240.7	0.6	239.2	(7.1)	257.6
Continental Europe	121.8	22.2	99.7	(16.7)	119.7
Canada, Asia Pacific, Latin America, Africa & Middle East	99.2	34.4	73.8	(32.8)	109.9

	533.5	11.1	480.2	(14.4)	561.1

There is no material difference between turnover determined by origin and that determined by destination.

Notes to the consolidated financial statements (continued)

Contributions by operating sector were as follows:

	2003 £m	Change %	2002 £m	Change %	2001 £m

Turnover
Advertising and Media investment management	15,235.6	2.4	14,878.4	(14.2)	17,347.8
Information, insight & consultancy[2]	769.0	7.6	714.5	(12.7)	818.2
Public relations & public affairs	562.5	(1.1)	568.6	(7.9)	617.5
Branding & identity, Healthcare and Specialist communications[2]	2,054.2	10.0	1,867.2	(11.2)	2,103.4

	18,621.3	3.3	18,028.7	(13.7)	20,886.9

Revenue
Advertising and Media investment management	1,935.8	7.0	1,810.0	(1.7)	1,841.5
Information, insight & consultancy[2]	703.6	5.9	664.7	5.6	629.4
Public relations & public affairs	426.3	(4.8)	447.6	(10.9)	502.1
Branding & identity, Healthcare and Specialist communications[2]	1,040.3	5.5	986.0	(6.0)	1,048.7

	4,106.0	5.1	3,908.3	(2.8)	4,021.7

Headline PBIT[1]
Advertising and Media investment management	295.5	7.6	274.7	(14.0)	319.4
Information, insight & consultancy[2]	50.0	3.1	48.5	(23.0)	63.0
Public relations & public affairs	55.0	18.3	46.5	(3.7)	48.3
Branding & identity, Healthcare and Specialist communications[2]	133.0	20.4	110.5	(15.3)	130.4

	533.5	11.1	480.2	(14.4)	561.1
Less:
Goodwill amortisation and impairment	(112.0)		(177.7)		(14.8)
Profits on disposal of fixed assets	—		9.2		6.8
Amounts written off fixed asset investments	—		(19.9)		(70.8)
Net interest payable and similar charges	(71.6)		(86.4)		(71.3)
Taxation on profit on ordinary activities	(122.1)		(103.4)		(126.1)
Minority interests	(19.4)		(14.0)		(13.7)

Profit attributable to ordinary share owners	208.4		88.0		271.2

Notes

[1]	Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. The reconciliation of segment Headline PBIT to consolidated profit attributable to ordinary share owners is shown above.
[2]	In 2003 certain of the Group’s Specialist communications companies in strategic marketing consulting were moved into the renamed Information, insight & consultancy sector. As a result the comparative figures for both Information, insight & consultancy and Branding & identity, Healthcare and Specialist communications have been restated to reflect this change.

Notes to the consolidated financial statements (continued)

2 Operating costs

	2003 £m	2002 £m	2001 £m
Total staff costs (note 3)	2,362.5	2,230.0	2,268.9
Establishment costs	324.6	329.4	313.6
Other operating expenses (net)	687.9	677.9	685.2
Loss on sale of tangible fixed assets	0.9	2.6	1.7
Operating costs excluding goodwill amortisation and impairment	3,375.9	3,239.9	3,269.4
Goodwill amortisation and impairment – subsidiaries	77.7	177.7	14.8

Total operating costs	3,453.6	3,417.6	3,284.2

Operating expenses include:
Depreciation of tangible fixed assets (note 14)	127.5	116.6	109.9
Goodwill amortisation – subsidiaries	29.5	32.0	14.8
Goodwill impairment – subsidiaries	48.2	145.7	—
Operating lease rentals:
Land and buildings (excluding real estate taxation)	208.0	207.4	186.7
Plant and machinery	40.9	45.7	44.2

	248.9	253.1	230.9

All of the operating costs of the Group are related to administrative expenses.

The impairment charge relates to a number of under-performing businesses in the Information, insight & consultancy, and Branding & identity, Healthcare and Specialist communications sectors. The impact of the current economic climate on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. Note 13 gives further information on the Group’s 2003 impairment review.

	2003 £m	2002[1] £m	2001 £m
Auditors’ remuneration:
Services as auditors	7.3	5.4	5.1
Further assurance services[2,3]	2.8	2.2	6.3

	10.1	7.6	11.4

Non-audit services[2]:
Tax advisory	2.8	2.7	3.7
Consulting	0.9	0.9	1.7

	13.8	11.2	16.8

Notes

[1]	Deloitte & Touche replaced Arthur Andersen as auditors in 2002. The 2002 figures above include amounts paid to both Deloitte & Touche and Arthur Andersen.
[2]	Further assurance services comprise due diligence and transaction support services.
[3]	Further assurance end non-audit services require pre-approval by the Audit committee.

Audit fees paid to the auditors include £0.5 million (2002: £0.5 million, 2001:£0.4 million) in respect of the parent company. Auditors other than Deloitte & Touche LLP or Arthur Andersen were paid £0.5 million (2002: £0.2 million, 2001: £0.5 million). In 2003 fees paid to auditors in respect of due diligence and transaction services, included in further assurance and other non-audit services above, of £0.5 million (2002: £1.5 million, 2001: £6.5 million) were capitalised.

Notes to the consolidated financial statements (continued)

Depreciation segment information

The following table shows depreciation expense attributable to each of the Company’s operating sectors:

	2003 £m	2002 £m	2001 £m
Advertising and Media investment management	58.8	51.9	48.3
Information, insight & consultancy[1]	19.6	20.0	19.7
Public relations & public affairs	13.5	14.9	14.1
Branding & identity, Healthcare and Specialist communications[1]	35.6	29.8	27.8

	127.5	116.6	109.9

Goodwill amortisation segment information

The following table shows goodwill amortisation attributable to each of the Company’s operating sectors:

	2003 £m	2002 £m	2001 £m
Advertising and Media investment management	1.1	0.8	—
Information, insight & consultancy[1]	12.6	14.9	5.5
Public relations & public affairs	2.2	1.2	0.7
Branding & identity, Healthcare and Specialist communications[1]	13.6	15.1	8.6

	29.5	32.0	14.8

Notes

[1]	In 2003 certain of the Group’s Specialist communications companies in strategic marketing consulting were moved into the renamed Information, insight & consultancy sector. As a result the comparative figures for both Information, insight & consultancy and Branding & identity, Healthcare and Specialist communications have been restated to reflect this change.

Minimum committed annual rentals

Amounts payable (net of taxation) in 2004 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m
In respect of operating leases which expire:
– within one year	11.1	8.8	7.6	18.4	20.5	33.4
– within two to five years	21.1	22.2	20.8	86.3	88.9	72.1
– after five years	2.0	1.8	1.4	76.0	73.9	90.9

	34.2	32.8	29.8	180.7	183.3	196.4

Notes to the consolidated financial statements (continued)

Future minimum annual amounts payable (net of taxation) under all lease commitments in existence at 31 December 2003 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ended 31 December
2004	214.9	(25.7)	189.2
2005	185.4	(22.7)	162.7
2006	146.8	(19.1)	127.7
2007	113.5	(16.8)	96.7
2008	100.7	(15.6)	85.1
Later years (to 2021)	351.5	(58.7)	292.8

	1,112.8	(158.6)	954.2

3 Our people

Our staff numbers averaged 51,604 against 50,417 in 2002, including acquisitions. Their geographical distribution was as follows:

	2003 Number	2002 Number	2001 Number
UK	6,806	6,783	6,797
US	13,598	13,535	14,831
Continental Europe	13,675	13,908	13,006
Canada, Asia Pacific, Latin America, Africa & Middle East	17,525	16,191	15,853

	51,604	50,417	50,487

At the end of 2003 staff numbers were 54,324 compared with 49,439 in 2002.

Total staff costs were made up as follows:

	2003 £m	2002 £m	2001 £m
Wages and salaries	1,644.5	1,604.7	1,664.0
Payments and provisions charged under short-and long-term incentive plans	130.4	90.1	81.1
Social security costs	198.2	181.7	182.2
Other pension costs (note 22)	64.9	60.6	55.7
Other staff costs	324.5	292.9	285.9
	2,362.5	2,230.0	2,268.9

Staff cost to revenue ratio	57.5%	57.1%	56.4%

Directors’ emoluments are disclosed in Item 6.

Notes to the consolidated financial statements (continued)

4 Fixed asset gains, write-down of fixed asset investments and other items impacting Quality of Earnings

Disposal of freehold properties and fixed asset investments

The profits on disposal of fixed assets comprise:

	2003 £m	2002 £m	2001 £m
Profits on disposal of freehold properties	—	3.6	—
Profits on disposal of investments	—	5.6	6.8

	—	9.2	6.8

In 2002 and 2001, profits were realised on the disposal of two freehold properties in the UK and on a number of minority investments in new media and marketing services companies in the US and the UK.

Write-down of fixed asset investments

Amounts written off fixed asset investments of £nil million (2002 : £19.9 million, 2001 : £70.8 million) relate to write-downs on certain non-core minority investments in new media companies and other technology ventures in light of the decline in technology equity valuations that was prevalent in 2002 and 2001.

These transactions did not have a material effect on the Group’s tax charge (2002 : £ nil, 2001 : £8.6 million) or minority interest (2002 and 2001 : £nil).

Other items

During the year, the Group continued to take measures to reduce its fixed and variable cost base in response to the continuing global downturn in its core markets. These actions resulted in a number of charges which, although recurring in nature, were at a considerably higher level than would normally be expected. These items principally comprised property rationalisation costs and severance payments. In addition, due to the above market factors, amounts were written off trade receivables and other current assets.

At the same time the Group has released £12.0 million (2002 : £13.0 million, 2001 : £22.5 million) to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2002.

Management consider that the combination of the above charges and releases, when taken together, does not materially impact the Group’s quality of earnings.

Notes to the consolidated financial statements (continued)

5 Net interest payable and similar charges

	2003 £m	2002 £m	2001 £m
On bank loans and overdrafts, and other loans
- repayable within five years, by instalments	7.3	6.3	6.2
- repayable within five years, not by instalments	25.7	33.8	44.8
On all other loans, repayable within five years (including corporate and convertible bonds)	54.8	67.7	39.9
Interest payable of associate undertakings	2.0	1.8	0.7
Total interest payable	89.8	109.6	91.6
Interest receivable of associate undertakings	(3.0)	(2.2)	(1.7)
Gain on purchase of Eurobond	—	(1.2)	—
Interest receivable	(30.8)	(31.0)	(33.5)
Net interest payable	56.0	75.2	56.4
Charges in respect of working capital facilities	4.1	4.4	11.1
Net interest payable and similar charges on net borrowings	60.1	79.6	67.5
Net interest charges on defined benefit pension schemes (note 22)	11.5	6.8	3.8

	71.6	86.4	71.3

Interest payable on the Group’s borrowings, other than the bonds, is payable at a margin of between 0.4% and 0.475% over relevant LIBOR.

The majority of the Group’s long-term debt is represented by $300 million of USA bonds at a weighted average of 6.71%, €1 billion of Eurobonds at a weighted average rate of 5.69% (prior to interest rate swaps), £450 million of convertible bonds at 3.07% (including redemption premium accrual and prior to the cross-currency swaps) and $287.5 million of convertible bonds at a rate of 3%(note 9).

Average borrowings under the Syndicated Revolving Credit Facilities (note 9) amounted to $258.3 million at an average interest rate of 1.75% (2002 : 2.6%, 2001 : 4.7%) inclusive of margin.

Derivative financial instruments

	2003 €	2003 $	2002 €	2002 $	2001 €	2001 $
Interest rate swaps
Notional principal amount	€400m	—	€400m	$200m	€400m	$250m
Average pay rate	EURIBOR +2.19%	n/a	EURIBOR +0.81%	6.22%	EURIBOR +0.81%	6.2%
Average receive rate	6.0%	n/a	6.0%	LIBOR	6.0%	LIBOR
Average term	54 months	n/a	67 months	0.4 months	79 months	10 Months
Latest maturity date	Jun 2008	n/a	Jun 2008	Jan 2003	Jun 2008	Jan 2003

	2003 £/€	2003 £/$	2003 £/Yen
Cross currency swaps
£ principal receivable	£31.055	£52.668m	£47.934m
Currency principal payable	€50m	$75m	Yen 9,000m
Currency rate payable	EURIBOR –2.0775%	LIBOR –2.0680%	FIXED –1.2925%
£ rate receivable	3.43%	3.43%	3.43%

Notes to the consolidated financial statements (continued)

The Group enters into interest rate swap agreements to manage its proportion of fixed and floating rate debt. The Group also entered cross-currency swap agreements to match the currency of its debt with the currency of its cash flows.

The differential paid or received by the Group on the interest element of the swap agreements is charged/(credited) to interest expense in the year to which it relates.

The term of such instruments is not greater than the term of the debt being hedged and any anticipated refinancing or extension of the debt.

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group’s policy of selecting only counterparties with high credit ratings.

Other than the above, the Group has no significant utilisation of interest rate derivative financial instruments.

The fair value of derivatives is disclosed in note 23. The Group’s policy on derivatives and financial instruments is discussed in Item 11.

6 Tax on profit on ordinary activities

The tax charge is based on the profit for the year and comprises:

	2003 £m	2002 £m	2001 £m
Corporation tax at 30% (2002: 30%, 2001: 30%)	22.7	22.3	24.9
Deferred taxation	(8.7)	(1.5)	(5.5)
Overseas taxation	93.5	71.5	97.2
Tax on profits of associate companies	14.6	11.1	16.4
Tax on investment gains and other items (note 4)	—	—	(6.9)

	122.1	103.4	126.1
Effective tax rate on profit before tax	34.9%	50.3%	30.7%

Total current tax	116.2	93.8	122.1
Total deferred tax	(8.7)	(1.5)	(5.5)
Share of associates tax	14.6	11.1	16.4
Tax on investment gains and other items	—	—	(6.9)

Total tax on profits on ordinary activities	122.1	103.4	126.1

Tax on profit on ordinary activities at standard UK corporation tax rate of 30% (2002: 30%, 2001: 30%)	92.8	52.6	111.1
Effects of:
Utilisation of tax losses brought forward	(4.7)	(1.3)	(16.1)
Unused tax losses carried forward	12.6	11.1	22.9
Y&R acquisition attributes	(49.3)	(27.6)	(32.1)
Differences between UK and overseas statutory tax rates	35.5	17.3	19.4
Permanent differences between expenditures charged in arriving at income and expenditure allowed for tax purposes	29.3	41.7	16.9

Total current tax	116.2	93.8	122.1

Notes to the consolidated financial statements (continued)

7 Ordinary dividends

	2003		2002		2001		2003 £m	2002 £m	2001 £m
Per share	Pence per share
Interim dividend paid	2.08p		1.73p		1.44p		24.6	20.0	16.4
Final dividend proposed	4.40p		3.67p		3.06p		52.2	42.5	35.2

	6.48p		5.40p		4.50p		76.8	62.5	51.6

Per ADR[1]	Cents per ADR						$m	$m	$m
Interim dividend paid	17.0	¢	13.0	¢	10.4	¢	40.2	30.1	23.6
Final dividend proposed	36.0	¢	27.6	¢	22.0	¢	85.4	63.9	50.7

	53.0	¢	40.6	¢	32.4	¢	125.6	94.0	74.3

Notes

[1]	These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Item 3. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

8 Earnings per ordinary share

Basic and diluted earnings per share have been calculated in accordance with FRS 14 ‘Earnings per Share’.

Basic earnings per share have been calculated using earnings of £208.4 million (2002: £88.0 million, 2001: £271.2 million) and weighted average shares in issue during the period of 1,115,319,576 shares (2002: 1,110,556,878 shares, 2001:1,101,937,750 shares).

Diluted earnings per share have been calculated using earnings of £208.4 million (2002: £88.0 million, 2001: £271.2 million). The weighted average number of shares used was 1,145,014,508 shares (2002: 1,136,548,459 shares, 2001: 1,157,080,255). This takes into account potentially issuable ordinary shares arising from the exercise of employee share options, certain incentive schemes and convertible debt where these are expected to dilute earnings per share. For the years ended 31 December 2003 and 31 December 2002, both the $287.5 million convertible loan note and the £450 million convertible bond were accretive to earnings per share and therefore excluded from the calculation.

At 31 December 2003 there were 1,187,432,353 ordinary shares in issue.

Notes to the consolidated financial statements (continued)

9 Sources of finance

The following table is a supplementary disclosure to the consolidated cash flow statement, summarising the equity and debt financing of the Group, and changes during the year:

	2003 Shares £m	2003 Debt £m	2002 Shares £m	2002 Debt £m	2001 Shares £m	2001 Debt £m
Analysis of changes in financing
Beginning of year	952.3	1,414.0	920.2	1,227.6	820.2	794.6
Shares issued in respect of acquisitions	0.5	—	0.2	—	0.7	—
Share placement	100.2	—	—	—	—	—
Share cancellations	(0.6)	—	(0.2)	—	—	—
Share issue costs paid	(1.1)	—	(1.0)	—	—	—
Other issues of share capital	22.7	—	33.1	—	99.3	—
Increase in drawings on bank loans and convertible bonds	—	22.0	—	210.7	—	439.0
Debt acquired	—	3.5	—	—	—	—
Net amortisation/(payment) of financing costs included in net debt	—	8.3	—	(0.7)	—	(8.0)
Exchange adjustments on long-term borrowings	—	31.5	—	(23.6)	—	2.0

End of year	1,074.0	1,479.3	952.3	1,414.0	920.2	1,227.6

The above table excludes bank overdrafts which fall within cash for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2003, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £1,074.0 million (2002: £952.3 million, 2001: £920.2 million), further details of which are disclosed in notes 24 and 25.

Debt

USA bond The Group has in issue $200 million of 6.625% bonds due 2005 and $100 million of 6.875% bonds due 2008.

Eurobond The Group has in issue €350 million of 5.125% bonds due 2004 and €650 million of 6.0% bonds due 2008.

During 2003, the Group re-issued €45 million of bonds in the open market at a price of 105.18%. These bonds were purchased in the open market during 2002 at a price of 94.72%. The total proceeds received were €49.9 million including accrued interest. The gain on the transaction of €2.3 million has been deferred and will be recognised as interest income in the profit and loss accounts over the remaining life of the Eurobond.

Revolving Credit Facilities The Group’s debt is also funded by a five-year $750 million Revolving Credit Facility due September 2006. The Group’s syndicated borrowings drawn down, predominantly in US dollars, under this agreement averaged $258.3 million (2002: $388.7 million, 2001: $533.7 million). The Group had available undrawn committed facilities of £421 million at 31 December 2003 (2002: £466 million, 2001: £664 million).

Notes to the consolidated financial statements (continued)

Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.

Convertible debt

In October 2000, with the purchase of Young & Rubicam Inc (‘Young & Rubicam’), the Group acquired $287.5 million of 3% convertible bonds due 15 January 2005. At the option of the holder, the bonds are convertible into 3,272,400 WPP ADRs at a conversion price of $87.856. The bonds may be redeemed at WPP’s option on or after 20 January 2003. Interest on the bonds is payable on 15 January and 15 July of each year, beginning on 15 July 2000. The bonds are unsecured obligations of Y&R and are guaranteed by WPP.

In April 2002, the Group issued £450 million of 2% convertible bonds due April 2007. At the option of the holder, the bonds are convertible into 41,860,465 WPP ordinary shares at an initial share price of £10.75. As the bonds are redeemable at a premium of 5.35% over par, the conversion price increases during the life of the bonds to £11.33 per share into the same number of shares as above.

Current asset investments/liquid resources

At 31 December 2003, the Group had £401.8 million (2002: £190.4 million, 2001: £76.8 million) of cash deposits with a maturity greater than 24 hours.

The following table is an analysis of net debt with debt analysed by year of repayment:

	2003 £m	Change[1] in year £m	2002 £m	Change[1] in year £m	2001 £m
Debt
Within one year	(250.3)	(238.8)	(11.5)	(11.5)	—
Between one and two years	(273.1)	(45.7)	(227.4)	(5.7)	(221.7)
Between two and three years	—	302.3	(302.3)	(90.3)	(212.0)
Between three and four years	(443.4)	(443.4)	—	334.0	(334.0)
Between four and five years	(512.5)	(92.4)	(420.1)	(420.1)	—
Over five years	—	452.7	(452.7)	7.2	(459.9)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(1,479.3)	(65.3)	(1,414.0)	(186.4)	(1,227.6)
Short-term overdrafts – within one year	(302.1)	(113.9)	(188.2)	131.7	(319.9)

Debt financing	(1,781.4)	(179.2)	(1,602.2)	(54.7)	(1,547.5)
Cash at bank and in hand	1,018.1	329.0	689.1	103.5	585.6
Current asset investments	401.8	211.4	190.4	113.6	76.8

Net debt	(361.5)	361.2	(722.7)	162.4	(885.1)

Notes

[1]	Includes £3.5 million (2002: £Nil) of debt, £6.4 million (2002: £2.1 million) of short-term overdrafts and £53.0 million (2002: £64.9 million) of cash at bank acquired.

Notes to the consolidated financial statements (continued)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2003 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ – fixed	329.5[2]	4.89%	n/a	22
– floating	322.5[2]	n/a	LIBOR	n/a
£ – fixed	318.3	2.82%	n/a	40
€ – fixed	422.6	5.49%	n/a	26
– floating	316.9	n/a	EURIBOR	n/a
¥ – fixed	46.9	(1.29)%	n/a	40
Other	3.0	n/a	Various	n/a

	1,759.7

2002 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ – fixed	489.1[2]	5.23%	n/a	26
– floating	285.7[2]	n/a	LIBOR	n/a
£ – fixed	154.8	3%	n/a	52
€ – fixed	361.7	5.45%	n/a	36
– floating	293.3	n/a	EURIBOR	n/a
¥ – floating	47.1	n/a	LIBOR	n/a
Other	(0.3)	n/a	Various	n/a

	1,631.4

2001 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ – fixed	486.5[2]	5.11%	n/a	40
– floating	51.6	n/a	LIBOR	n/a
£ – floating	130.0	n/a	LIBOR	n/a
€ – fixed	367.6	5.49%	n/a	50
– floating	275.7	n/a	EURIBOR	n/a
Other	(1.3)	n/a	Various	n/a

	1,310.1

Notes

[1]	Weighted average.
[2]	Including drawings on working capital facility as described in note 18.

10 Reconciliation of operating profit to net cash inflow from operating activities

The following table analyses the changes in working capital and provisions that have contributed to the net cash inflow from operating activities in the consolidated cash flow statement:

	2003 £m	2002 £m	2001 £m
Changes in working capital and provisions
Decrease/(increase) in stocks and work in progress	43.5	(70.7)	18.1
Increase in debtors	(65.5)	(18.1)	(4.7)
Increase/(decrease) in creditors – short-term	364.4	307.4	(473.4)
Increase/(decrease) in creditors – long-term	31.4	0.6	(25.4)
(Decrease)/increase in provisions	(53.2)	(8.7)	27.4

Decrease/(increase) in working capital and provisions	320.6	210.5	(458.0)

The main reconciliation is disclosed along with the cash flow statement on page F-37.

Notes to the consolidated financial statements (continued)

11 Analysis of non-operating cash flows

The following tables analyse the items included within the main cash flow headings on page F-37.

	2003 £m	2002 £m	2001 £m
Returns on investments and servicing of finance
Interest and similar charges paid	(52.8)	(98.9)	(84.2)
Interest received	30.2	32.7	38.6
Dividends paid to minorities	(15.7)	(12.0)	(10.8)

Net cash outflow	(38.3)	(78.2)	(56.4)

Capital expenditure and financial investment
Purchase of tangible fixed assets (note 14)	(93.9)	(100.5)	(118.1)
Purchase of own shares by ESOP trust (note 15)	(2.9)	(67.6)	(103.3)
Proceeds from sale of tangible fixed assets and other movements	8.7	10.2	4.2

Net cash outflow	(88.1)	(157.9)	(217.2)

Acquisitions and disposals
Cash consideration for acquisition of Cordiant	(207.9)	—	—
Proceeds from disposal of interest in Zenith Optimedia Group	75.0	—	—
Net cash acquired – Cordiant	37.8	—	—
Initial cash consideration for other acquisitions	(70.1)	(141.2)	(616.0)
Earnout payments	(56.2)	(82.4)	(74.1)
Loan note redemptions	(38.7)	(93.7)	(2.7)
Cash/(overdraft) acquired – other acquisitions	5.3	62.8	(21.1)
Purchase of other investments (including associates)	(100.7)	(26.1)	(43.2)
Proceeds from disposal of other investments (including associates)	11.0	3.3	26.8

Net cash outflow	(344.5)	(277.3)	(730.3)

Financing activities
Increase/(reduction) in drawings on bank loans	25.0	(239.3)	(175.3)
Financing costs and share issue costs	(3.4)	(12.9)	(8.8)
Proceeds from issue of shares	18.1	24.4	69.0
Share placement	100.2	—	—
Proceeds from issue of Eurobond	—	—	614.1
Proceeds from issue of convertible bond	—	450.0	—
Share cancellations	(20.2)	(8.3)	—

Net cash inflow	119.7	213.9	499.0

12 Segment information

Net assets by geographical area were as follows:

	2003 £m	2002 £m	2001 £m
UK	802.5	919.9	752.6
US	2,526.9	3,069.7	2,821.3
Continental Europe	498.4	195.1	450.3
Canada, Asia Pacific, Latin America, Africa & Middle East	601.3	252.4	501.8

	4,429.1	4,437.1	4,526.0
Net interest bearing debt[1]	(361.5)	(722.7)	(885.1)

Net assets including pension provision	4,067.6	3,714.4	3,640.9

Notes to the consolidated financial statements (continued)

Net assets by operating sector were as follows:

	2003 £m	2002 £m	2001 £m
Advertising and Media investment management	3,532.2	4,229.0	3,548.5
Information, insight & consultancy[2]	208.6	(0.8)	338.0
Public relations & public affairs	245.7	(104.0)	241.4
Branding & identity, Healthcare and Specialist communications[2]	442.6	312.9	398.1

	4,429.1	4,437.1	4,526.0
Net interest bearing debt[1]	(361.5)	(722.7)	(885.1)

Net assets including pension provision	4,067.6	3,714.4	3,640.9

Notes

[1]	The net interest bearing debt has not been allocated within the above analyses as the debt is held centrally and specifically allocating it to individual segments is not considered to be a fair representation of the net assets of those segments.

[2]	In 2003 certain of the Group’s Specialist communications companies in strategic marketing consulting were moved into the renamed Information, insight and consultancy sector. As a result the comparative figures for both Information, insight & consultancy and Branding & identity, Healthcare and Specialist communications have been restated to reflect this change.

Certain items, including the amounts in respect of corporate brand names, have been allocated within the above analyses on the basis of the revenue of the subsidiary undertakings to which they relate.

13 Intangible fixed assets

	2003 £m	2002 £m	2001 £m
Corporate brand names	950.0	950.0	950.0

Corporate brand names represent J. Walter Thompson Company, Hill & Knowlton, Ogilvy & Mather Worldwide and the Young & Rubicam Group. These assets are carried at historical cost in accordance with the Group’s accounting policy for intangible fixed assets as stated on page F-31.

Goodwill	£m
1 January 2002	4,439.9
Additions	144.8
Amortisation	(32.0)
Impairment	(145.7)

31 December 2002	4,407.0
Additions	381.0
Amortisation	(29.5)
Impairment	(48.2)

31 December 2003	4,710.3

Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within fixed asset investments in note 15.

Gross goodwill (in respect of subsidiary and associate undertakings) of £519.1 million (2002: £572.3 million, 2001: £340.0 million) is subject to amortisation over periods of up to 20 years.

Notes to the consolidated financial statements (continued)

In accordance with the Group’s accounting policy, the Group annually tests the carrying value of indefinite life goodwill and other intangible assets for impairment. Goodwill subject to periodic amortisation is tested for impairment if there is a change in circumstances that suggests that the carrying value may not be recoverable.

The 2003 impairment review was initially undertaken as at 30 June 2003 and then updated as at 31 December 2003. The review assessed whether the carrying value of goodwill was supported by the net present value of future cashflows derived from assets using a projection period of up to five years for each income generating unit. After the projection period, growth rates of nominal GDP have been assumed for each income generating unit.

The impairment reviews relating to Young & Rubicam (goodwill of £2,498.3 million) and Mediaedge:cia (goodwill of £838.5 million) are based on reviews initially undertaken as at 31 December 2002 and then updated with respect to actual performance for the year ended 31 December 2003. These reviews were carried out using a 10 year projection period as the Group believes that this longer period is more appropriate to assess the carrying value of these global networks given current economic volatility. The projections for the initial three years were derived from existing budgets and three year plans and form the base period. Projections for the remaining seven years assume an annual 4.4% growth in revenues and an improvement in operating margins to 17% by 2007. At the end of the 10 year period growth is assumed to be in line with nominal GDP. The projections above include assumptions about payments for cash taxes and cashflows have therefore been discounted using the Group’s weighted average cost of capital of 8.5%.

The estimates and assumptions made in connection with impairment testing could differ from future actual results of operations and cash flows. Further, future events could cause the Company to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Notes to the consolidated financial statements (continued)

14 Tangible fixed assets

The movements in 2003 and 2002 were as follows:

	Land and buildings		Fixtures fittings and equipment £m	Computer equipment £m	Total £m
	Freehold[1] £m	Short leasehold £m
Cost:
1 January 2002	71.0	277.4	276.8	395.5	1,020.7
Additions	3.0	28.5	15.9	53.1	100.5
New acquisitions	0.8	2.0	6.6	5.7	15.1
Disposals	(7.9)	(30.0)	(34.1)	(40.5)	(112.5)
Exchange adjustments	(6.9)	(23.2)	(20.5)	(28.3)	(78.9)

31 December 2002	60.0	254.7	244.7	385.5	944.9
Additions	0.3	31.4	15.2	47.0	93.9
New acquisitions	1.2	22.0	26.9	29.8	79.9
Disposals	(1.8)	(20.3)	(25.7)	(46.3)	(94.1)
Exchange adjustments	(6.2)	(14.6)	(10.0)	(12.8)	(43.6)

31 December 2003	53.5	273.2	251.1	403.2	981.0

Depreciation:
1 January 2002	19.6	133.1	178.8	256.4	587.9
New acquisitions	0.2	0.9	7.3	3.3	11.7
Charge	0.4	27.0	27.4	61.8	116.6
Disposals	(1.6)	(28.8)	(31.2)	(38.2)	(99.8)
Exchange adjustments	(2.0)	(13.7)	(15.9)	(17.2)	(48.8)

31 December 2002	16.6	118.5	166.4	266.1	567.6
New acquisitions	0.2	10.3	19.1	20.3	49.9
Charge	1.6	25.7	26.4	73.8	127.5
Disposals	(0.3)	(18.0)	(25.2)	(41.0)	(84.5)
Exchange adjustments	(1.7)	(6.8)	(13.4)	(2.2)	(24.1)

31 December 2003	16.4	129.7	173.3	317.0	636.4

Net book value:
31 December 2003	37.1	143.5	77.8	86.2	344.6
31 December 2002	43.4	136.2	78.3	119.4	377.3
1 January 2002	51.4	144.3	98.0	139.1	432.8

Notes

[1]	Includes land of £15.1 million (2002: £18.3 million, 2001: £18.3 million).

Leased assets (other than leasehold property) included above have a net book value of £2.3 million (2002: £3.8 million, 2001: £3.8 million). Future obligations in respect of these leased assets were £0.8 million at 31 December 2003 and are included in other creditors.

At the end of the year, capital commitments contracted, but not provided for in respect of tangible fixed assets were:

	2003 £m	2002 £m	2001 £m
Capital commitments – tangible fixed assets	6.8	9.1	3.7

Notes to the consolidated financial statements (continued)

15 Fixed asset investments

The following are included in the net book value of fixed asset investments:

	Associate under- takings £m	Goodwill on associate under- takings £m	Own shares £m	Other invest- ments £m	Total £m
1 January 2002	96.8	180.8	250.4	25.5	553.5
Additions	0.3	—	67.6	15.9	83.8
Goodwill arising on acquisition of new associates	—	10.2	—	—	10.2
Share of profits after tax of associate undertakings	18.0	—	—	—	18.0
Dividends and other movements	7.1	—	—	(4.9)	2.2
Exchange adjustments	(0.6)	—	—	(0.6)	(1.2)
Disposals	(0.6)	—	(5.8)	(1.7)	(8.1)
Reclassification from/(to) subsidiaries	17.2	(30.5)	—	3.5	(9.8)
Write-downs	(7.2)	—	—	(12.7)	(19.9)

31 December 2002	131.0	160.5	312.2	25.0	628.7
Additions	93.3	—	2.9	5.1	101.3
Goodwill arising on acquisition of new associates	—	80.8	—	—	80.8
Share of profits after tax of associate undertakings	26.9	—	—	—	26.9
Dividends and other movements	(15.2)	—	—	—	(15.2)
Exchange adjustments	(5.8)	—	—	(0.5)	(6.3)
Disposals	(78.1)	(7.1)	(7.3)	(2.0)	(94.5)
Reclassification from/(to) subsidiaries	3.7	3.8	—	(5.6)	1.9
Goodwill amortisation	—	(3.5)	—	—	(3.5)
Goodwill impairment	—	(30.8)	—	—	(30.8)

31 December 2003	155.8	203.7	307.8	22.0	689.3

The Group’s principal associate undertakings include:

	% controlled	Country of incorporation
Asatsu-DK	20.9	Japan
Brierley & Partners	20.1	US
Chime Communications PLC	19.1	UK
DYR Tokyo Agency	49.0	Japan
High Co S.A.	31.9	France
IBOPE Group	31.2	Brazil
LG Ad Inc	28.2	Korea
Singleton, Ogilvy & Mather (Holdings) Pty Limited	40.8	Australia

The Company’s holdings of own shares are stated at cost and represent purchases by the Employee Share Ownership Plan (‘ESOP’) trust of shares in WPP Group plc for the purpose of funding certain of the Group’s long-term incentive plan liabilities, details of which are disclosed in Item 6 of the Company’s Annual Report on Form 20F.

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs.

Notes to the consolidated financial statements (continued)

The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2003 was 57,439,271 (2002: 58,210,657, 2001: 48,716,092) and £315.1 million (2002: £276.2 million, 2001: £370.2 million) respectively. The trust received dividends on the shares held, as the right to dividends has not been waived by the trustees.

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2003 was as follows: Asatsu-DK: £148.7 million, Chime Communications PLC: £10.9 million, High Co S.A.: £14.2 million and LG Ad Inc £33.6 million. The carrying value (including goodwill) of these equity interests in the Group’s balance sheet at 31 December 2003 was as follows: Asatsu-DK: £132.9 million, Chime Communications PLC: £3.7 million, High Co S.A.: £11.0 million and LG Ad Inc: £37.9 million. The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s principal associate undertakings. These have been estimated and converted, where appropriate, to a UK GAAP presentation based on information provided by the relevant companies at 31 December 2003. Total revenue generated by all the Group’s associates is estimated to be £1.0 billion for the year ended 31 December 2003.

	2003 £m	2002 £m	2001 £m
Profit and loss account
Revenue	499.3	448.9	485.9
Operating profit	81.8	53.0	75.9
Profit before tax	85.2	57.0	89.0
Profit attributable to ordinary share owners	57.5	47.9	49.2
Balance sheet
Current assets	1,087.6	850.6	936.2
Non-current assets	689.9	604.4	798.4
Current liabilities	852.1	698.5	775.6
Non-current liabilities	103.9	109.5	203.1
Net assets	821.5	647.0	755.9

Associate segment information

The following table shows the carrying value of associate undertakings (including goodwill) attributable to each of the Company’s operating sectors:

	2003 £m	2002 £m	2001 £m
Advertising and Media investment management	249.8	195.3	179.3
Information, insight & consultancy	35.1	26.8	28.7
Public relations & public affairs	4.1	2.8	2.6
Branding & identity, Healthcare and Specialist communications	70.5	66.6	67.0

	359.5	291.5	277.6

Notes to the consolidated financial statements (continued)

The following table shows the income (before interest and taxation) attributable to associate undertakings in each of the Company’s operating sectors:

	2003 £m	2002 £m	2001 £m
Advertising and Media investment management	24.7	21.1	23.5
Information, insight & consultancy	6.7	5.7	6.3
Public relations & public affairs	0.9	(1.6)	1.9
Branding & identity, Healthcare and Specialist communications	8.2	4.8	9.1

	40.5	30.0	40.8

At the end of the year, capital commitments contracted, but not provided for in respect of fixed asset investments were:

	2003 £m	2002 £m	2001 £m
Capital commitments – fixed asset investments	14.3	49.4	—

Capital commitments for fixed asset investments generally comprise capital calls, amounts due under agreements to purchase shares of partially owned subsidiaries or associated companies, where notice of intent to exercise options has been given to WPP by the seller, and cash in escrow committed for acquisitions. 2002 commitments included £39.9 million of cash held in escrow in respect of the acquisition of a 36% equity investment in LG Ad, Korea’s second largest advertising agency. This transaction subsequently completed in January 2003.

16 Stocks and work in progress

The following are included in the net book value of stocks and work in progress:

	2003 £m	2002 £m	2001 £m
Work in progress	267.4	288.8	234.4
Stocks	2.2	2.8	2.5

	269.6	291.6	236.9

17 Debtors

The following are included in debtors:

	2003 £m	2002 £m	2001 £m
Amounts falling due within one year
Trade debtors outside working capital facility	1,883.4	1,753.0	1,840.5
VAT and sales taxes recoverable	36.7	32.3	31.9
Corporate income taxes recoverable	14.0	14.2	22.6
Deferred tax	70.0	61.6	61.5
Other debtors	187.1	239.7	266.6
Prepayments and accrued income	152.3	120.0	106.6

	2,343.5	2,220.8	2,329.7
Amounts falling due after more than one year
Other debtors	43.8	32.8	42.7
Prepayments and accrued income	7.2	2.8	19.4

	51.0	35.6	62.1

	2,394.5	2,256.4	2,391.8

Notes to the consolidated financial statements (continued)

Movements on bad debt provisions were as follows:

	2003 £m	2002 £m	2001 £m
Balance at beginning of year	58.5	63.8	50.6
Charged/(credited):
To costs and expenses	22.2	18.3	15.3
Exchange adjustments	(1.5)	(2.8)	4.1
Utilisations and other movements	(12.6)	(20.8)	(6.2)

Balance at end of year	66.6	58.5	63.8

The allowance for bad and doubtful debts is equivalent to 3.2% (2002: 3.0%, 2001: 3.1%) of gross trade accounts receivable.

In addition to the deferred tax asset above, the potential tax benefit that may be available to the Group in respect of tax losses carried forward and timing differences is £258.7 million (2002: £270.1 million; 2001: £191.1 million). The Group has not recognised any additional deferred tax asset as there is insufficient evidence that there would be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. A potential deferred tax liability of £8.5 million is required by FRS 19 to be offset against the Group’s tax attributes although this deferred tax liability would only crystallise in the unlikely event that the Group disposed of certain acquired entities in a manner that gave rise to a taxable transaction.

18 Debtors within working capital facility

The following are included in debtors within the Group’s working capital facilities:

	2003 £m	2002 £m	2001 £m
Gross debts	507.5	385.7	331.0
Non-returnable proceeds	(280.4)	(217.4)	(82.5)

	227.1	168.3	248.5

Within the Group’s overall working capital facilities, certain trade debts have been assigned as security against the advance of cash. This security is represented by the assignment of a pool of trade debts to a bankruptcy remote subsidiary of the Group, with further assignment to the providers of this working capital facility. The financing provided against this pool takes into account, inter alia, the risks that may be attached to the individual debtors and the expected collection period.

The Group is not obliged (and does not intend) to support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest and that recourse from the Group is not available.

Notes to the consolidated financial statements (continued)

19 Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

	2003 £m	2002 £m	2001 £m
Bank loans and overdrafts (note 9)	552.4	199.7	319.9
Trade creditors	2,733.3	2,477.8	2,506.2
Corporate income taxes payable	29.5	29.9	51.3
Other taxation and social security	125.6	111.7	116.1
Dividends proposed (note 7)	52.2	42.5	35.2
Payments due to vendors (earnout agreements)	81.6	73.6	103.1
Loan notes due to vendors	13.9	27.3	61.5
Other creditors and accruals	943.8	822.6	806.5
Deferred income	391.9	335.0	322.2

	4,924.2	4,120.1	4,322.0

Bank loans and overdrafts include overdrafts of £302.1 million (2002: £188.2 million, 2001:£319.9 million).

20 Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

	2003 £m	2002 £m	2001 £m

Corporate bonds and bank loans (note 9)	624.4	773.9	1,029.9
Convertible bonds (note 9)	604.6	628.6	197.7
Corporate income and other taxes payable	268.7	215.7	222.2
Payments due to vendors (earnout agreements)	134.1	164.2	185.1
Other creditors and accruals	59.3	55.1	76.6

	1,691.1	1,837.5	1,711.5

The following table sets out the directors’ best estimates of future earnout related obligations:

	2003 £m	2002 £m	2001 £m
Within one year	81.6	73.6	103.1
Between one and two years	60.9	75.9	48.9
Between two and three years	32.4	20.8	60.0
Between three and four years	37.0	36.5	25.3
Between four and five years	3.8	29.0	43.3
Over five years	—	2.0	7.6

	215.7	237.8	288.2

Notes to the consolidated financial statements (continued)

The corporate bonds, convertible bonds, bank loans and overdrafts included within short-term and long-term creditors fall due for repayment as follows:

	2003 £m	2002 £m	2001 £m
Within one year	552.4	199.7	319.9
Between one and two years	273.1	227.4	221.7
Between two and three years	—	302.3	212.0
Between three and four years	443.4	—	334.0
Between four and five years	512.5	420.1	—
Over five years	—	452.7	459.9

	1,781.4	1,602.2	1,547.5

21 Provisions for liabilities, charges and contingent liabilities

The movements in 2003 and 2002 were as follows:

	Other post- retirement benefits £m	Long- term incentive plans £m	Property and other £m	Total £m
1 January 2002	27.1	31.1	47.9	106.1
Charged to the profit and loss account	0.3	30.7	1.9	32.9
New acquisitions	—	—	0.4	0.4
Utilised	—	(8.7)	(1.5)	(10.2)
Transfers	(11.7)	(1.8)	(8.3)	(21.8)
Exchange adjustments	(1.4)	(1.0)	(3.0)	(5.4)

31 December 2002	14.3	50.3	37.4	102.0
Charged to the profit and loss account	0.3	26.8	0.4	27.5
New acquisitions	—	—	71.2	71.2
Utilised	(0.3)	(2.8)	(12.6)	(15.7)
Transfers	(6.2)	(33.3)	(3.7)	(43.2)
Exchange adjustments	(0.7)	(0.4)	(7.2)	(8.3)

31 December 2003	7.4	40.6	85.5	133.5

Other post-retirement benefits

These include provisions in respect of certain unfunded retirement benefit schemes which are defined contribution in nature.

Long-term incentive plans

Long-term incentive plans are operated by certain of the Group’s operating companies, the provision representing accrued compensation to 31 December 2003 that may become payable after more than one year, as described in Item 6 of the Company’s Annual Report on Form 20F. Transfers comprises amounts transferred to creditors: amounts falling due within one year following the satisfactory completion of the performance period relating to a long-term incentive plan.

Notes to the consolidated financial statements (continued)

Property and other

Property and other provisions comprise other liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include certain onerous lease obligations and contingent liabilities where the likelihood of settlement is considered probable.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group’s financial position or on the results of its operations.

Contingent liabilities in respect of option agreements

WPP has entered into agreements with certain share owners of partially owned subsidiaries and associate companies to acquire equity interests. These agreements typically contain options requiring WPP to purchase their shares at specified times up to 2009 on the basis of average earnings both before and after the exercise of the option.

All arrangements contain clauses that cap the maximum amount payable by WPP. The table below shows the illustrative amounts that would be payable by WPP in respect of these options, on the basis of the relevant companies’ current financial performance, if all the options had been exercised at 31 December 2003.

	Currently Exercisable £m	Not Currently Exercisable £m	Total £m
Subsidiaries	10.4	30.4	40.8
Associates	4.1	10.1	14.2

Total	14.5	40.5	55.0

22 Pension provisions and pension arrangements

Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2003 £m	2002 £m	2001 £m
Defined contribution schemes	49.5	49.2	41.4
Defined benefit schemes charge to operating profit	15.4	11.4	14.3

Other pension costs (note 3)	64.9	60.6	55.7
Net interest charges on defined benefit pension schemes (note 5)	11.5	6.8	3.8

	76.4	67.4	59.5

Defined benefit schemes

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2003.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes. As a result, these schemes generally have an ageing membership population. In accordance with FRS 17, the actuarial calculations have been

Notes to the consolidated financial statements (continued)

carried out using the Projected Unit Method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2003 amounted to £23.1 million (2002: £21.5 million, 2001: £13.5 million).

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2003 % pa	2002 % pa	2001 % pa	2000 % pa
UK
Discount rate	5.5	5.5	5.8	5.5
Rate of increase in salaries	3.6	3.3	3.3	3.7
Rate of increase in pensions in payment	3.8	3.8	3.8	3.9
Inflation	2.8	2.5	2.5	3.0
Expected rate of return on equities	7.5	7.3	7.5	7.5
Expected rate of return on bonds[1]	5.0	4.8	5.0	5.0
Expected return on insured annuities	5.5	4.8	5.0	5.0
Expected rate of return on property	7.0	6.8	7.0	7.0
Expected rate of return on cash	3.0	2.8	3.0	3.0
Weighted average return on assets	5.8	5.4	5.8	5.8

US
Discount rate	6.3	6.8	7.5	7.9
Rate of increase in salaries	3.9	4.0	6.2	6.2
Rate of increase in pensions in payment	n/a	n/a	n/a	n/a
Inflation	3.0	3.0	3.4	4.0
Expected rate of return on equities	8.2	8.2	10.0	10.0
Expected rate of return on bonds[1]	4.8	5.3	7.0	7.0
Expected rate of return on cash	3.2	3.5	3.5	3.5
Weighted average return on assets	7.0	7.2	9.1	9.0
Continental Europe
Discount rate	5.3	5.5	5.9	6.3
Rate of increase in salaries	3.2	3.1	2.4	2.4
Rate of increase in pensions in payment	1.7	1.7	1.0	0.8
Inflation	2.0	2.0	1.5	2.0
Expected rate of return on equities	7.5	7.5	6.0	6.0
Expected rate of return on bonds[1]	5.0	5.0	6.2	6.2
Expected rate of return on property	7.0	7.0	6.0	6.0
Expected rate of return on cash	3.0	3.0	6.0	6.0
Weighted average return on assets	5.9	6.0	6.1	6.1
Canada, Asia Pacific, Latin America, Africa & Middle East
Discount rate	3.7	2.8	4.3	4.1
Rate of increase in salaries	2.8	2.7	2.5	2.6
Rate of increase in pensions in payment	n/a	n/a	n/a	n/a
Inflation	2.0	1.7	n/a	n/a
Expected rate of return on equities	8.4	n/a	n/a	n/a
Expected rate of return on bonds[1]	3.1	2.7	5.1	4.8
Expected rate of return on property	10.0	n/a	n/a	n/a
Expected rate of return on cash	3.7	6.0	n/a	n/a
Weighted average return on assets	4.1	2.8	5.1	4.8

Notes

[1]	Expected rate of return on bonds assumptions reflect the yield expected on actual bonds held, whereas the discount rate assumptions are based on high quality bond yields.

Notes to the consolidated financial statements (continued)

(b) Assets and liabilities

At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

	2003 £m	2002 £m	2001 £m	2000 £m
Group
Equities	132.1	115.8	152.9	159.7
Bonds	137.4	100.5	97.8	120.6
Insured annuities (UK)	60.9	63.4	58.4	57.9
Property	11.2	10.8	10.2	11.0
Cash	6.5	4.5	4.1	4.4

Total fair value of assets	348.1	295.0	323.4	353.6
Present value of scheme liabilities	(547.0)	(479.8)	(458.7)	(441.3)

Deficit in the scheme	(198.9)	(184.8)	(135.3)	(87.7)

Deficit in schemes by region
UK	(44.4)	(35.8)	(19.3)	(13.7)
US	(115.8)	(111.6)	(84.6)	(45.1)
Continental Europe	(33.3)	(31.3)	(23.7)	(21.2)
Canada, Asia Pacific, Latin America, Africa & Middle East	(5.4)	(6.1)	(7.7)	(7.7)

Deficit in the scheme	(198.9)	(184.8)	(135.3)	(87.7)

Some of the Group’s defined benefit schemes are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions.

In the case of these unfunded schemes, the benefit payments are made as and when they fall due. Pre-funding of these schemes would not be typical business practice.

The following table shows the split of the deficit at 31 December 2003 and 2002 between funded and unfunded schemes.

The average period over which the underfunding would typically be payable (working lifetimes for schemes with active members or lifetimes for schemes with predominantly retired members) is also shown in the table.

	2003 Deficit £m	2003 Funding period years	2002 Deficit £m	2002 Funding period years
Funded schemes by region
UK	44.4	10.0	35.8	8.2
US	58.7	8.3	68.5	8.4
Continental Europe	2.1	16.2	2.3	13.9
Canada, Asia Pacific, Latin America, Africa & Middle East	2.7	10.3	0.5	13.8

Deficit in the funded schemes	107.9	9.2	107.1	8.5

Unfunded schemes by region
UK	—	—	—	—
US	57.0	13.1	43.1	13.3
Continental Europe	31.2	12.1	29.0	12.9
Canada, Asia Pacific, Latin America, Africa & Middle East	2.8	10.8	5.6	13.3

Deficit in the unfunded schemes	91.0	12.7	77.7	13.2

Notes to the consolidated financial statements (continued)

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to net interest payable and similar charges and amounts recognised in the statement of total recognised gains and losses (STRGL):

	2003 £m	2002 £m	2001 £m
Group
Current service cost	12.3	12.1	13.3
Past service cost	2.9	(0.7)	1.8
Loss/(gain) on settlements and curtailments	0.2	—	(0.8)

Charge to operating profit	15.4	11.4	14.3

Expected return on pension scheme assets	(18.8)	(21.9)	(24.8)
Interest on pension scheme liabilities	30.3	28.7	28.6

Charge to net interest payable and similar charges	11.5	6.8	3.8

Charge to profit on ordinary activities before taxation for defined benefit schemes	26.9	18.2	18.1

(Gain)/loss on pension scheme assets relative to expected return	(16.8)	36.7	46.0
Experience losses arising on the scheme liabilities	2.4	3.6	8.4
Changes in assumptions underlying the present value of the scheme liabilities	10.3	21.5	(10.9)
Movement in exchange rates	(9.9)	(9.0)	(0.5)

Actuarial (gain)/loss recognised in STRGL	(14.0)	52.8	43.0

(d) Movement in scheme deficit

The following table shows an analysis of the movement in the scheme deficit for each accounting period:

	2003 £m	2002 £m	2001 £m
Group
Deficit at 1 January	184.8	135.3	87.7
Current service cost	12.3	12.1	13.3
Past service costs	2.9	(0.7)	1.8
Loss/(gain) on settlements and curtailments	0.2	—	(0.8)
Acquisitions	24.3	—	—
Charge to net interest payable and similar charges	11.5	6.8	3.8
Actuarial (gain)/loss	(14.0)	52.8	43.0
Employer contributions	(23.1)	(21.5)	(13.5)

Deficit at 31 December	198.9	184.8	135.3
Deferred tax asset	(10.0)	—	—

Pension provision	188.9	184.8	135.3

Notes to the consolidated financial statements (continued)

(e) History of experience gains and losses

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
(Gain)/loss on pension scheme assets relative to expected return:
Amount	(16.8)	36.7	46.0	9.2	0.7
Percentage of scheme assets	(4.8)%	12.4%	14.2%	2.6%	0.3%

Experience losses arising on the scheme liabilities:
Amount	2.4	3.6	8.4	10.5	0.4
Percentage of the present value of the scheme liabilities	0.4%	0.8%	1.8%	2.4%	0.1%

Total (gain)/loss recognised in STRGL:
Amount	(14.0)	52.8	43.0	27.0	10.4
Percentage of the present value of the scheme liabilities	(2.6)%	11.0%	9.4%	6.1%	3.5%

23 Fair value of financial instruments

Derivative financial instruments

The fair value of derivatives, based on the amount that would be receivable or payable if the Group had sought to enter into such transactions, based on quoted market prices where possible, was as follows:

	31 Dec 2003 Swaps £m	31 Dec 2002 Swaps £m	31 Dec 2001 Swaps £m
Fair Value	15.8	52.9	4.0
Book Value	13.6	28.2	6.1

The book value above represents net accrued interest and the foreign translation difference on the principal amounts.

As explained in Item 11 of the Company’s Annual Report on Form 20F, the Group’s policy is to hedge the following exposures: interest rate risk – using interest swaps, caps and collars; currency swaps; and forward foreign currency contracts; structural and transactional currency exposures, and currency exposures on future expected sales – using currency swaps and forward foreign currency contracts.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Gains £m	Losses £m	Total net gains £m
Unrecognised gains and losses on hedges at 1 January 2003	55.9	(3.0)	52.9
Gains and losses arising in previous years that were recognised in 2003	21.3	—	21.3

Gains and losses arising in previous years that were not recognised in 2003	34.6	(3.0)	31.6
Gains and losses arising in 2003 that were not recognised in 2003	(0.2)	(0.1)	(0.3)

Unrecognised gains and losses on hedges at 31 December 2003	34.4	(3.1)	31.3
Gains and losses expected to be recognised in 2004	17.8	—	17.8
Gains and losses expected to be recognised in 2005 or later	16.6	(3.1)	13.5

Notes to the consolidated financial statements (continued)

The fair value of the above swaps has been obtained from a market data source.

Non-derivative financial instruments

The Group estimates that the aggregate fair value of non-derivative financial instruments at 31 December 2003 does not differ materially from their aggregate carrying values recorded in the consolidated balance sheet.

The Group has used the methods and assumptions detailed below to estimate the fair values of the Group’s financial instruments.

Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) are considered to approximate fair value because of the short maturity of such instruments.

The fair value of our $300 million bonds, €1 billion Eurobonds, $287.5 million convertible bond and £450 million convertible bond at 31 December 2003 was £1,521 million. This is calculated by reference to market prices at 31 December 2003. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange.

24 Authorised and issued share capital

	2003 Number m	2003 £m	2002 Number m	2002 £m	2001 Number m	2001 £m
Authorised: Equity ordinary shares of 10p each	1,750.0	175.0	1,750.0	175.0	1,750.0	175.0
Issued: Equity ordinary shares of 10p each	1,187.4	118.7	1,157.3	115.7	1,149.6	115.0

During the year the Group allotted 36 million shares with a nominal value of £3.6 million and cancelled 5.6 million shares with a nominal value of £0.6 million. Movements in each year are shown in note 25.

Notes to the consolidated financial statements (continued)

Share options

WPP Executive Share Option Scheme

As at 31 December 2003, unexercised options over ordinary shares of 28,182,693 and unexercised options over ADRs of 9,063,785 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
529,345	1.080	1998 – 2005
5,049	1.150	1997 – 2004
682,717	1.190	1997 – 2004
452,080	1.269	2000 – 2006
146,334	1.269	2000 – 2007
1,141,182	1.540	1998 – 2005
349,492	1.540	2000 – 2005
1,536,434	2.040	2000 – 2007
655,639	2.140	1999 – 2006
1,988,136	2.335	1999 – 2006
6,037	2.535	2000 – 2007
2,127,392	2.835	2000 – 2007
2,505,298	2.930	2001 – 2008
5,022	3.030	2001 – 2008
36,500	3.270	2001 – 2008
59,350	3.763	2006 – 2013
83,500	4.136	2000 – 2008
26,824	4.210	2005 – 2006
4,025,800	4.210	2005 – 2012
76,644	4.210	2005 – 2013
68,980	4.210	2006 – 2012
127,877	4.438	2005 – 2012
41,170	4.615	2006 – 2013
51,247	4.615	2007 – 2013
425,000	4.705	2000 – 2008
31,557	4.865	2004 – 2005
2,790,579	4.865	2004 – 2011
45,583	4.865	2005 – 2011
99,609	5.185	2002 – 2009
511,274	5.700	2002 – 2009
3,445,043	5.595	2006 – 2013
23,137	5.595	2006 – 2014
48,295	5.595	2007 – 2013
33,642	5.595	2006 – 2007
1,184,576	6.163	2000 – 2009
7,005	6.280	2004 – 2011
41,750	6.328	2000 – 2009
914,667	7.052	2000 – 2010
78,899	7.180	2005 – 2012
20,875	7.383	2000 – 2009
43,629	7.550	2005 – 2006

Notes to the consolidated financial statements (continued)

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
769,961	7.550	2005 – 2012
4,302	7.550	2006 – 2012
10,437	7.569	2000 – 2009
96,713	8.110	2004 – 2011
3,072	8.110	2004 – 2005
2,985	8.110	2005 – 2011
50,733	8.193	2004 – 2011
16,700	8.769	2000 – 2010
20,875	8.927	2000 – 2010
10,438	8.996	2000 – 2010
140,865	9.010	2003 – 2010
4,341	9.010	2003 – 2004
520,442	9.010	2003 – 2010
13,548	9.010	2004 – 2010
296	10.770	2003 – 2004
43,816	10.770	2003 – 2010

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
289,315	9.186	2000 – 2006
20,514	9.186	2000 – 2007
1,113,700	14.767	2000 – 2007
142,527	30.080	2006 – 2013
33,244	30.080	2007 – 2013
1,753,610	33.200	2005 – 2012
146,625	34.057	2000 – 2008
2,881	34.702	2005 – 2012
8,644	34.702	2007 – 2012
1,401,938	35.380	2004 – 2011
15,991	37.520	2006 – 2013
444,199	44.610	2000 – 2009
394,482	46.475	2002 – 2009
50,786	46.556	2000 – 2009
1,473,412	47.410	2006 – 2013
11,481	48.204	2000 – 2010
8,350	48.802	2000 – 2009
4,175	50.299	2000 – 2010
595,283	51.048	2000 – 2010
49,386	53.030	2005 – 2012
25,150	53.443	2000 – 2009
86,005	54.042	2000 – 2009
364,719	54.050	2005 – 2012
8,350	55.314	2000 – 2009
33,400	56.287	2000 – 2009
12,525	57.186	2000 – 2009
6,976	57.338	2003 – 2010
46,436	58.238	2004 – 2011
18,619	58.886	2004 – 2011
3,341	59.656	2000 – 2010

Notes to the consolidated financial statements (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
2,088	60.329	2000 – 2010
6,263	60.479	2000 – 2010
70,077	62.110	2003 – 2010
2,415	62.110	2005 – 2010
320,306	63.263	2003 – 2010
10,438	63.698	2000 – 2010
2,923	63.773	2000 – 2010
8,350	64.371	2000 – 2010
7,966	66.692	2000 – 2010
3,340	67.066	2000 – 2010
4,175	68.488	2000 – 2010
11,690	71.781	2000 – 2010
1,587	72.605	2000 – 2010
34,413	84.485	2003 – 2010
11,690	84.731	2000 – 2010

WPP Worldwide Share Ownership Program

As at 31 December 2003, unexercised options over ordinary shares of 5,887,900 and unexercised options over ADRs of 702,650 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
92,850	2.695	2000 – 2007
296,550	3.400	2001 – 2008
100,800	3.903	2006 – 2007
2,303,650	3.903	2006 – 2013
44,800	3.903	2007 – 2013
79,225	4.210	2005 – 2012
15,375	4.210	2005 – 2013
15,625	5.210	2004 – 2011
473,225	5.315	2002 – 2009
13,800	5.315	2003 – 2009
17,750	5.990	2004 – 2011
45,125	7.180	2005 – 2006
904,450	7.180	2005 – 2012
21,375	7.180	2006 – 2012
14,875	7.790	2003 – 2004
769,650	7.790	2003 – 2010
10,375	7.790	2004 – 2010
28,350	7.960	2004 – 2005
626,550	7.960	2004 – 2011
13,500	7.960	2005 – 2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
383,280	30.800	2006 – 2013
134,640	56.480	2004 – 2011
184,730	53.030	2005 – 2012

Notes to the consolidated financial statements (continued)

Tempus Group plc 1998 Long Term Incentive Plan

As at 31 December 2003, unexercised options over ordinary shares of 417,394 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
243,063	2.260	2001 – 2008
56,713	4.920	2001 – 2011
12,147	4.930	2001 – 2011
48,606	4.970	2001 – 2009
2,023	4.980	2001 – 2009
20,254	5.580	2001 – 2011
34,588	6.000	2001 – 2010

The aggregate status of the WPP Share Option Schemes during 2003 was as follows:

Movement on options granted (represented in ordinary shares)

	1 January 2003 Number	Granted number	Exercised number	Lapsed number	31 December 2003 number
WPP	52,321,929	16,712,873	(1,388,039)	(4,226,206)	63,420,557
Y&R	31,898,218	—	(9,871,147)	(2,544,860)	19,482,211
Tempus	421,443	—	—	(4,049)	417,394

	84,641,590	16,712,873	(11,259,186)	(6,775,115)	83,320,162

Options outstanding over ordinary shares

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
1.080-10.770	4.317	85

Options outstanding over ADRs

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
9.186-84.731	38.690	88

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2003		2002		2001
Fair value of UK options (shares)	184.0	p	196.7	p	212.0	p
Fair value of US options (ADRs)	$15.12		$13.95		$13.65
Weighted average assumptions:
UK Risk-free interest rate	4.38%		4.51%		4.73%
US Risk-free interest rate	2.67%		3.01%		3.42%
Expected life (months)	48		48		36
Expected volatility	45%		45%		50%
Dividend yield	1.0%		1.0%		0.6%

Notes to the consolidated financial statements (continued)

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average fair value of the option element of the awards made under the Leadership Equity Acquisition Plan (‘LEAP’) in the year, calculated using the Black-Scholes model, was as follows:

	2003[1]	2002		2001
Fair value	n/a	319.7	p	236.2	p
Weighted average assumptions:
Risk-free interest rate	n/a	5.06%		5.00%
Expected life (months)	n/a	60		48
Expected volatility	n/a	45%		40%
Dividend yield	n/a	1.0%		0.6%

The option element was granted at an exercise price equal to market value on the date of grant.

Notes

[1]	No new LEAP awards were granted in 2003.

25 Share owners’ funds

Reconciliation of movements in consolidated share owners’ funds for the year ended 31 December 2003

	2003 £m	2002 £m	2001 £m
Profit for the year	208.4	88.0	271.2
Ordinary dividends payable	(76.8)	(62.5)	(51.6)

	131.6	25.5	219.6
Exchange adjustments on foreign currency net investments	74.8	82.3	(80.6)
Ordinary shares issued in respect of acquisitions	16.9	8.2	64.7
Share placement	100.2	—	—
Share issue costs charged to share premium account or merger reserve	(2.8)	(3.4)	(1.0)
Other share issues	18.1	24.3	68.2
Share cancellations	(20.2)	(8.3)	—
Other movements	1.3	—	—
Actuarial gain/(loss) on defined benefit schemes	14.0	(52.8)	(43.0)
Deferred tax on defined benefit pension schemes	10.0	—	—
Write-back of goodwill on disposals of interest in associate undertaking	—	—	2.0

Net additions to equity share owners’ funds	343.9	75.8	229.9
Opening equity share owners’ funds	3,675.6	3,599.8	3,369.9

Closing equity share owners’ funds	4,019.5	3,675.6	3,599.8

Notes to the consolidated financial statements (continued)

26 Acquisition of Cordiant Communications Group plc

On 1 August 2003 the Company finalised its acquisition of Cordiant Communications Group plc (‘Cordiant’). The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group:

	Book value at Acquisition £m	Account- ing policy alignments[1] £m		Fair value adjust- ments[2] £m		Fair value to Group £m
Tangible fixed assets	25.2	(2.1	)(i)	(2.2)		20.9
Investments	44.6			(4.2)		40.4
Current assets	296.7			42.0	(iii)	338.7

Total assets	366.5	(2.1)		35.6		400.0
Other creditors due within one year	(288.9)			(29.8	)(iv)	(318.7)
Other creditors due after one year	(21.5)			(4.2)		(25.7)
Provisions	(66.5)	(11.3	)(ii)	(17.7	)(v)	(95.5)

Total liabilities	(376.9)	(11.3)		(51.7)		(439.9)

Net liabilities	(10.4)	(13.4)		(16.1)		(39.9)
Minority interest						(9.2)
Goodwill						269.9

Consideration						220.8

Considered satisfied by:
Debt acquired						265.5
Debt repayments prior to acquisition date						(62.1)
Shares issued						11.3
Capitalised acquisition costs						6.1

						220.8

Notes

[1]	Accounting policy alignments

These comprise adjustments to bring the assets and liabilities of Cordiant into compliance with WPP Group plc’s accounting policies:

(i)	Application of the Group’s depreciation policies to tangible fixed assets acquired.
(ii)	Adjustment for the application of FRS 17 for pensions accounting.

[2]	Fair value adjustments

These comprise adjustments to bring the book value of the assets and liabilities of Cordiant to fair value:

(iii)	Revaluation of current asset investments to fair value.
(iv)	Recognition of accrual for corporate tax and other liabilities.
(v)	Recognition of obligations under onerous property contracts and revaluation of other leasing arrangements to fair value, and provision for certain contingent liabilities where the likelihood of settlement is considered probable at the date of acquisition.

Notes to the consolidated financial statements (continued)

Net cash inflows/(outflows) in respect of Cordiant comprised:

£m
Cash at bank and in hand acquired	46.1
Bank overdrafts acquired	(8.3)
Share issue and acquisition costs	(5.7)

32.1

Cordiant contributed £85.4 million to the Group’s net operating cash flows, paid £15.9 million in respect of net returns and servicing of finance, paid £1.3 million in respect of taxation and utilised £1.9 million for capital expenditure.

The summarised profit and loss accounts and statements of total recognised gains and losses of Cordiant for the period from 1 January to 31 July 2003 and the year ended 31 December 2002 are summarised below. These amounts are shown on the basis of the accounting policies and reporting formats of Cordiant prior to the acquisition. The post-acquisition contribution of Cordiant was not material to the Group’s profit and loss account on page F-36.

	Period ended 31 July 2003 £m	Year ended 31 December 2002 £m
Cordiant Communications Group plc Profit and loss account
Revenue	251.8	532.7
Other operating expenses (net)	(280.9)	(524.6)

Operating (loss)/profit	(29.1)	8.1
Goodwill impairment	(49.0)	(171.1)
Income from associates and joint ventures	3.5	3.4
Interest expense (net)	(15.2)	(23.0)
Exceptional items[1]	(42.5)	(45.6)

Loss on ordinary activities before taxation	(132.3)	(228.2)

Tax on loss on ordinary activities	(6.3)	(1.4)

Loss on ordinary activities after taxation	(138.6)	(229.6)
Minority interests	(0.7)	(4.0)

Loss attributable to shareholders	(139.3)	(233.6)
Ordinary dividends	—	—

Retained loss for the period	(139.3)	(233.6)

	£m	£m
Statement of recognised gains and losses
Loss for the financial period	(139.3)	(233.6)
Exercising of employee share schemes	0.5	—
Transfer from shares to be issued reserve	20.8	—
Transfer of unrealised gain on sale of joint venture and subsidiary undertaking	1.3	—
Gain/(loss) on foreign currency translation	12.5	(6.1)

Total recognised gains and losses relating to the period	(104.2)	(239.7)

Notes

[1]	Exceptional items comprise gains on the disposal of businesses and other costs incidental to a restructuring of operations and investment write offs.

Notes to the consolidated financial statements (continued)

Other acquisitions

The Group undertook a number of other acquisitions in the year. Goodwill arising on these acquisitions and reforecasts to initial goodwill calculations for acquisitions completed in prior periods was calculated as follows:

	Book value of net assets Acquired £m	Fair value adjustments £m	Fair value £m	Cost of acquisition £m	Goodwill £m
Acquisitions and reforecasts	77.6	(4.2)	73.4	265.3	191.9

Goodwill above of £191.9 million includes £111.1 million in respect of the acquisition of subsidiary undertakings and £80.8 million in respect of associate undertakings. Cash consideration for acquisitions is analysed in note 11.

Fair value adjustments of £4.2 million arising on these acquisitions include £1.9 million of additional tax liabilities and £2.3 million of other liabilities.

27 Principal operating subsidiary undertakings

The principal subsidiary undertakings of the Group are:

Country of Incorporation
J. Walter Thompson Company, Inc	US
Group M Worldwide Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US
WPP Finance Co Limited	UK
WPP Group Services S.A.	Belgium

With the exception of WPP Finance Co. Limited, which is involved in financing arrangements with other Group companies and WPP Group Services S.A. which acts as a co-ordination centre, all of these subsidiaries are operating companies. All of the above companies are 100% owned by the Group.

A more detailed list of the operating subsidiary undertakings is given in Item 4 of the Company’s Annual Report on Form 20F. The Company directly or indirectly holds controlling interests in the issued share capital of these undertakings with the exception of those specifically identified.

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list only those undertakings required by that provision, as an exhaustive list would involve a statement of excessive length.

28 Pro forma consolidating condensed financial information

WPP Finance (UK) is an issuer of certain securities registered under the Securities Act of 1933, guaranteed by WPP Group plc, thus subjecting both WPP Finance (UK) and WPP Group plc to reporting requirements under Section 15(d) of the Securities Exchange Act of 1934.

The following pro forma consolidating condensed financial information gives pro forma effect to the purchase of Landor Associates, CommonHealth and Wunderman, indirect wholly owned subsidiaries of WPP Group plc, by WPP Finance (UK), also an indirect wholly owned subsidiary of WPP Group plc.

Notes to the consolidated financial statements (continued)

The pro forma financial statements of WPP Finance (UK) were prepared as if Landor Associates, CommonHealth and Wunderman were purchased as of each balance sheet date and at the beginning of each financial period presented.

In the event that WPP Finance (UK) fails to pay the holders of the securities being offered and sold pursuant to this registration statement, thereby requiring WPP Group plc to make payment pursuant to the terms of its full and unconditional guarantee of those securities, there is no impediment to WPP Group plc obtaining reimbursement for any such payments from WPP Finance (UK).

Notes to the consolidated financial statements (continued)

Income Statement

For the year ended 31 December 2003

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Turnover (gross billings)	—	—	18,621.3	—	18,621.3
Cost of sales	—	—	(14,515.3)	—	(14,515.3)

Revenue	—	—	4,106.0	—	4,106.0
Direct costs	—	—	(237.1)	—	(237.1)

Gross profit	—	—	3,868.9	—	3,868.9
Operating costs	(34.2)	—	(3,419.4)	—	(3,453.6)

Operating profit/(loss)	(34.2)	—	449.5	—	415.3
Income from subsidiaries	257.3	24.7	—	(282.0)	—
Income from associates	—	—	6.2	—	6.2

Profit on ordinary activities before interest and taxation	223.1	24.7	455.7	(282.0)	421.5
Net interest payable and similar charges	(14.7)	—	(56.9)	—	(71.6)

Profit on ordinary activities before taxation	208.4	24.7	398.8	(282.0)	349.9
Taxation on profit on ordinary activities	—	—	(122.1)	—	(122.1)

Profit on ordinary activities after taxation	208.4	24.7	276.7	(282.0)	227.8
Minority interests	—	—	(19.4)	—	(19.4)

Profit attributable to ordinary share owners	208.4	24.7	257.3	(282.0)	208.4
Ordinary dividends	(76.8)	—	—	—	(76.8)

Retained profit for the year transferred to reserves	131.6	24.7	257.3	(282.0)	131.6

Reconciliation to US Accounting Principles:
Profit attributable to ordinary share owners under UK GAAP	208.4	24.7	257.3	(282.0)	208.4
Reverse amortization of goodwill	33.0	—	33.0	(33.0)	33.0
Amortization of intangibles	(20.6)	—	(20.6)	20.6	(20.6)
Goodwill impairment	(16.9)	—	(16.9)	16.9	(16.9)
Contingent consideration deemed as compensation	(43.9)	—	(43.9)	43.9	(43.9)
Executive compensation	(3.7)	—	(6.2)	6.2	(3.7)
Accounting for derivatives	(17.9)	—	(16.8)	16.8	(17.9)
Pension accounting	(9.8)	—	(9.8)	9.8	(9.8)
Accounting for associates	1.1	—	1.1	(1.1)	1.1
Employer payroll taxes	2.0	—	2.0	(2.0)	2.0
Tax items	(21.4)	—	(21.4)	21.4	(21.4)

US GAAP Adjustments	(98.1)	—	(99.5)	99.5	(98.1)

Net income as adjusted for US GAAP	110.3	24.7	157.8	(182.5)	110.3

Notes to the consolidated financial statements (continued)

Income statement

For the year ended 31 December 2002

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP Group plc
Turnover (gross billings)	—	—	18,028.7	—	18,028.7
Cost of sales	—	—	(14,120.4)	—	(14,120.4)

Revenue	—	—	3,908.3	—	3,908.3
Direct costs	—	—	(218.2)	—	(218.2)

Gross profit	—	—	3,690.1	—	3,690.1
Operating costs	(5.2)	—	(3,412.4)	—	(3,417.6)

Operating profit/(loss)	(5.2)	—	277.7	—	272.5
Income from subsidiaries	138.8	31.0	—	(169.8)	—
Income from associates	—	—	30.0	—	30.0

Profit on ordinary activities before interest and taxation	133.6	31.0	307.7	(169.8)	302.5
Profits on disposal of fixed assets	—	—	9.2	—	9.2
Amounts written off fixed asset investments	—	—	(19.9)	—	(19.9)
Net interest payable and similar charges	(45.5)	—	(40.9)	—	(86.4)

Profit on ordinary activities before taxation	88.1	31.0	256.1	(169.8)	205.4
Taxation on profit on ordinary activities	(0.1)	—	(103.3)	—	(103.4)

Profit on ordinary activities after taxation	88.0	31.0	152.8	(169.8)	102.0
Minority interests	—	—	(14.0)	—	(14.0)

Profit attributable to ordinary share owners	88.0	31.0	138.8	(169.8)	88.0
Ordinary dividends	(62.5)	—	—	—	(62.5)

Retained profit for the year transferred to reserves	25.5	31.0	138.8	(169.8)	25.5

Reconciliation to US Accounting Principles:
Profit attributable to ordinary share owners under UK GAAP	88.0	31.0	138.8	(169.8)	88.0
Reverse amortization of goodwill	32.0	—	32.0	(32.0)	32.0
Amortization of intangibles	(13.4)	—	(13.4)	13.4	(13.4)
Contingent consideration deemed as compensation	(49.7)	—	(49.7)	49.7	(49.7)
Executive compensation	(11.0)	—	(9.4)	9.4	(11.0)
Accounting for derivatives	48.9	—	—	—	48.9
Pension accounting	(5.5)	—	(5.5)	5.5	(5.5)
Tax items	(10.1)	—	(10.1)	10.1	(10.1)

US GAAP Adjustments	(8.8)	—	(56.1)	56.1	(8.8)

Net income as adjusted for US GAAP before the cumulative effect of change in accounting principle	79.2	31.0	82.7	(113.7)	79.2
Goodwill impairment upon adoption of SFAS 142	(25.7)	—	(25.7)	25.7	(25.7)

Net income as adjusted for US GAAP after the cumulative effect of change in accounting principle	53.5	31.0	57.0	(88.0)	53.5

Notes to the consolidated financial statements (continued)

Income Statement

For the year ended 31 December 2001

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Turnover (gross billings)	—	—	20,886.9	—	20,886.9
Cost of sales	—	—	(16,865.2)	—	(16,865.2)

Revenue	—	—	4,021.7	—	4,021.7
Direct costs	—	—	(232.0)	—	(232.0)

Gross profit	—	—	3,789.7	—	3,789.7
Operating income (costs)	28.8	—	(3,313.0)	—	(3,284.2)

Operating profit	28.8	—	476.7	—	505.5
Income from subsidiaries	263.5	24.2	—	(287.7)	—
Income from associates	—	—	40.8	—	40.8

Profit on ordinary activities before interest and taxation	292.3	24.2	517.5	(287.7)	546.3
Profits on disposal of fixed assets	—	—	6.8	—	6.8
Amounts written off fixed asset investments	—	—	(70.8)	—	(70.8)
Net interest payable and similar charges	(21.1)	—	(50.2)	—	(71.3)

Profit on ordinary activities before taxation	271.2	24.2	403.3	(287.7)	411.0
Taxation on profit on ordinary activities	—	—	(126.1)	—	(126.1)

Profit on ordinary activities after taxation	271.2	24.2	277.2	(287.7)	284.9
Minority interests	—	—	(13.7)	—	(13.7)

Profit attributable to ordinary share owners	271.2	24.2	263.5	(287.7)	271.2
Ordinary dividends	(51.6)	—	—	—	(51.6)

Retained profit for the year transferred to reserves	219.6	24.2	263.5	(287.7)	219.6

Reconciliation to US Accounting Principles:
Profit attributable to ordinary share owners under UK GAAP	271.2	24.2	263.5	(287.7)	271.2
Amortization of intangibles	(142.2)	(23.5)	(142.2)	165.7	(142.2)
Contingent consideration deemed as compensation	(23.1)	—	(23.1)	23.1	(23.1)
Executive compensation	(26.9)	—	(27.9)	27.9	(26.9)
Accounting for derivatives	4.0	—	—	—	4.0
Tax items	(3.8)	—	(3.8)	3.8	(3.8)

US GAAP Adjustments	(192.0)	(23.5)	(197.0)	220.5	(192.0)

Net income as adjusted for US GAAP	79.2	0.7	66.5	(67.2)	79.2

Notes to the consolidated financial statements (continued)

Consolidating Cash Flow Statement

For the year ended 31 December 2003

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Operating profit/(loss)	(34.2)	—	449.5	—	415.3
Depreciation	19.9	—	107.6	—	127.5
Goodwill amortization and impairment charges - subsidiaries	—	—	77.7	—	77.7
Movements in working capital and provisions	(415.3)	—	735.9	—	320.6
Loss on sale of tangible fixed assets	—	—	0.9	—	0.9

Net cash (outflow)/inflow from operating activities	(429.6)	—	1,371.6	—	942.0
Dividends received from subsidiaries and associates	370.9	—	15.6	(370.9)	15.6
Returns on investments and servicing of finance	(40.6)	—	2.3	—	(38.3)
United Kingdom and overseas tax paid	—	—	(93.6)	—	(93.6)
Capital expenditure and financial investment	(8.7)	—	(79.4)	—	(88.1)
Acquisitions and disposals	(243.9)	—	(100.6)	—	(344.5)
Equity dividends paid	(67.0)	—	—	—	(67.0)

Net cash (outflow)/inflow before management of liquid resources and financing	(418.9)	—	1,115.9	(370.9)	326.1
Management of liquid resources	—	—	(211.4)	—	(211.4)
Net cash inflow/(outflow) from financing	127.0	—	(7.3)	—	119.7

(Decrease)/increase in cash and overdrafts for the period	(291.9)	—	897.2	(370.9)	234.4
Translation difference	39.5	—	(58.8)	—	(19.3)
Balance of cash and overdrafts at beginning of period	(41.9)	—	542.8	—	500.9

Balance of cash and overdrafts at end of period	(294.3)	—	1,381.2	(370.9)	716.0

Notes to the consolidated financial statements (continued)

Consolidating Cash Flow Statement

For the year ended 31 December 2002

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Operating profit/(loss)	(5.2)	—	277.7	—	272.5
Depreciation	4.8	—	111.8	—	116.6
Goodwill amortization and impairment charges - subsidiaries	—	—	177.7	—	177.7
Movements in working capital and provisions	161.3	—	49.2	—	210.5
Loss on sale of tangible fixed assets	—	—	2.6	—	2.6

Net cash inflow from operating activities	160.9	—	619.0	—	779.9
Dividends received from/(paid to) subsidiaries and associates	54.0	—	(24.8)	(19.8)	9.4
Returns on investments and servicing of finance	(32.0)	—	(46.2)	—	(78.2)
United Kingdom and overseas tax paid	—	—	(85.0)	—	(85.0)
Capital expenditure and financial investment	(74.0)	—	(83.9)	—	(157.9)
Acquisitions and disposals	(481.6)	—	204.3	—	(277.3)
Equity dividends paid	(55.6)	—	—	—	(55.6)

Net cash (outflow)/inflow before management of liquid resources and financing	(428.3)	—	583.4	(19.8)	135.3
Management of liquid resources	—	—	(113.6)	—	(113.6)
Net cash inflow/(outflow) from financing	424.6	—	(210.7)	—	213.9

(Decrease)/increase in cash and overdrafts for the period	(3.7)	—	259.1	(19.8)	235.6
Translation difference	43.2	—	(43.6)	—	(0.4)
Balance of cash and overdrafts at beginning of period	(81.4)	—	347.1	—	265.7

Balance of cash and overdrafts at end of period	(41.9)	—	562.6	(19.8)	500.9

Notes to the consolidated financial statements (continued)

Consolidating Cash Flow Statement

For the year ended 31 December 2001

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Operating profit	28.8	—	476.7	—	505.5
Depreciation	3.4	—	106.5	—	109.9
Goodwill amortization and impairment charges - subsidiaries	—	—	14.8	—	14.8
Movements in working capital and provisions	228.7	—	(686.7)	—	(458.0)
Loss on sale of tangible fixed assets	—	—	1.7	—	1.7

Net cash (outflow)/inflow from operating activities	260.9	—	(87.0)	—	173.9
Dividends received from subsidiaries and associates	—	—	14.7	—	14.7
Returns on investments and servicing of finance	(10.5)	—	(45.9)	—	(56.4)
United Kingdom and overseas tax paid	—	—	(77.5)	—	(77.5)
Capital expenditure and financial investment	(108.7)	—	(108.5)	—	(217.2)
Acquisitions and disposals	(888.0)	—	157.7	—	(730.3)
Equity dividends paid	(44.4)	—	—	—	(44.4)

Net cash (outflow)/inflow before management of liquid resources and financing	(790.7)	—	(146.5)	—	(937.2)
Management of liquid resources	—	—	(76.8)	—	(76.8)
Net cash inflow/(outflow) from financing	672.7	—	(173.7)	—	499.0

(Decrease)/increase in cash and overdrafts for the period	(118.0)	—	(397.0)	—	(515.0)
Translation difference	(1.7)	—	12.4	—	10.7
Balance of cash and overdrafts at beginning of period	38.3	—	731.7	—	770.0

Balance of cash and overdrafts at end of period	(81.4)	—	347.1	—	265.7

Notes to the consolidated financial statements (continued)

Consolidating Balance Sheet

As at 31 December 2003

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Fixed assets
Goodwill / Intangible assets	—	—	5,660.3	—	5,660.3
Tangible assets	2.9	—	341.7	—	344.6
Investment in subsidiaries	6,319.1	1,173.4	—	(7,492.5)	—
Investments	307.8	—	381.5	—	689.3

	6,629.8	1,173.4	6,383.5	(7,492.5)	6,694.2

Current assets
Stocks and work in progress	—	—	269.6	—	269.6
Debtors	43.2	—	2,351.3	—	2,394.5
Trade debtors within working capital facility	—	—	227.1	—	227.1
Current asset investments	—	—	401.8	—	401.8
Cash at bank and in hand	8.3	—	1,009.8	—	1,018.1

	51.5	—	4,259.6	—	4,311.1

Creditors: amounts falling due within one year
Bank loans and overdrafts	548.9	—	3.5	—	552.4
Trade creditors	—	—	2,733.3	—	2,733.3
Deferred income	—	—	391.9	—	391.9
Other creditors and accruals	157.9	—	1,088.7	—	1,246.6

	706.8	—	4,217.4	—	4,924.2

Net current assets (liabilities)	(655.3)	—	42.2	—	(613.1)

Total assets less current liabilities	5,974.5	1,173.4	6,425.7	(7,492.5)	6,081.1
Creditors: amounts falling due after more than one year (including convertible bonds)
Corporate and convertible bonds and bank loans	900.0	—	329.0	—	1,229.0
Other creditors and accruals	—	—	462.1	—	462.1

	900.0	—	791.1	—	1,691.1

Provisions for liabilities and charges	—	—	133.5	—	133.5
Net intercompany payable (receivable)	1,006.9	—	(1,006.9)	—	—
Pension provision	—	—	188.9	—	188.9

Net assets	4,067.6	1,173.4	6,319.1	(7,492.5)	4,067.6

Reconciliation to US Accounting Principles:
Share owners’ funds under UK GAAP	4,019.5	1,173.4	6,319.1	(7,492.5)	4,019.5
Capitalization of goodwill arising on acquisition (net of accumulated amortisation and amounts capitalized under UK GAAP)	16.3	21.5	52.2	(73.7)	16.3
Listed investments	(1.8)	—	(1.8)	1.8	(1.8)
Contingent consideration deemed as compensation	(125.3)	—	(125.3)	125.3	(125.3)
Shares owned by ESOP	(307.8)	—	(307.8)	307.8	(307.8)
Accounting for derivatives	24.3	—	16.8	(16.8)	24.3
Pension accounting	(0.5)	—	(0.5)	0.5	(0.5)
Tax items	(21.0)	—	(21.0)	21.0	(21.0)
Accounting for associates	1.1	—	1.1	(1.1)	1.1
Employer payroll taxes	2.0	—	2.0	(2.0)	2.0
Proposed final ordinary dividend, not yet declared	52.2	—	52.2	(52.2)	52.2
Other	(3.0)	—	(3.0)	3.0	(3.0)

US GAAP Adjustments	(363.5)	21.5	(335.1)	313.6	(363.5)

Share owners’ funds as adjusted for US GAAP	3,656.0	1,194.9	5,984.0	(7,178.9)	3,656.0

Notes to the consolidated financial statements (continued)

Consolidating Balance Sheet

As at 31 December 2002

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Fixed assets
Goodwill / Intangible assets	—	—	5,357.0	—	5,357.0
Tangible assets	17.0	—	360.3	—	377.3
Investment in subsidiaries	6,051.5	1,148.7	—	(7,200.2)	—
Investments	312.2	—	316.5	—	628.7

	6,380.7	1,148.7	6,033.8	(7,200.2)	6,363.0
Current assets
Stocks and work in progress	—	—	291.6	—	291.6
Debtors	39.1	—	2,217.3	—	2,256.4
Trade debtors within working capital facility	—	—	168.3	—	168.3
Current asset investments	—	—	190.4	—	190.4
Cash at bank and in hand	10.8	—	678.3	—	689.1

	49.9	—	3,545.9	—	3,595.8
Creditors: amounts falling due within one year
Bank loans and overdrafts	52.7	—	147.0	—	199.7
Trade creditors	—	—	2,477.8	—	2,477.8
Deferred income	—	—	335.0	—	335.0
Other creditors and accruals	87.1	—	1,020.5	—	1,107.6

	139.8	—	3,980.3	—	4,120.1
Net current liabilities	(89.9)	—	(434.4)	—	(524.3)
Total assets less current liabilities	6,290.8	1,148.7	5,599.4	(7,200.2)	5,838.7
Creditors: amounts falling due after more than one year (including convertible bonds)
Corporate and convertible bonds and bank loans	1,065.3	—	337.2	—	1,402.5
Other creditors and accruals	14.7	—	420.3	—	435.0

	1,080.0	—	757.5	—	1,837.5
Provisions for liabilities and charges	—	—	102.0	—	102.0
Net intercompany payable (receivable)	1,496.4	—	(1,496.4)	—	—
Pension provision	—	—	184.8	—	184.8

Net assets	3,714.4	1,148.7	6,051.5	(7,200.2)	3,714.4

Reconciliation to US Accounting Principles:
Share owners’ funds under UK GAAP	3,675.6	1,148.7	6,051.5	(7,200.2)	3,675.6
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and amounts capitalized under UK GAAP)	357.5	12.3	379.3	(391.6)	357.5
Contingent consideration deemed as compensation	(81.4)	—	(81.4)	81.4	(81.4)
Shares owned by ESOP	(312.2)	—	(312.2)	312.2	(312.2)
Accounting for derivatives	52.9	—	—	—	52.9
Pension accounting	8.7	—	8.7	(8.7)	8.7
Tax items	0.4	—	0.4	(0.4)	0.4
Proposed final ordinary dividend, not yet declared	42.5	—	42.5	(42.5)	42.5
Other	(3.2)	—	(3.2)	3.2	(3.2)

US GAAP Adjustments	65.2	12.3	34.1	(46.4)	65.2

Share owners’ funds as adjusted for US GAAP	3,740.8	1,161.0	6,085.6	(7,246.6)	3,740.8

Notes to the consolidated financial statements (continued)

Consolidating Balance Sheet

As at 31 December 2001

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Fixed assets
Goodwill / Intangible assets	—	—	5,389.9	—	5,389.9
Tangible assets	15.4	—	417.4	—	432.8
Investment in subsidiaries	5,341.1	1,117.7	—	(6,458.8)	—
Investments	250.4	—	303.1	—	553.5

	5,606.9	1,117.7	6,110.4	(6,458.8)	6,376.2

Current assets
Stocks and work in progress	—	—	236.9	—	236.9
Trade debtors	53.1	—	2,338.7	—	2,391.8
Trade debtors within working capital facility	—	—	248.5	—	248.5
Current asset investments	—	—	76.8	—	76.8
Cash at bank and in hand	4.3	—	581.3	—	585.6

	57.4	—	3,482.2	—	3,539.6
Creditors: amounts falling due within one year
Bank loans and overdrafts	85.7	—	234.2	—	319.9
Trade creditors	—	—	2,506.2	—	2,506.2
Deferred income	—	—	322.2	—	322.2
Other creditors and accruals	125.7	—	1,048.0	—	1,173.7

	211.4	—	4,110.6	—	4,322.0
Net current liabilities	(154.0)	—	(628.4)	—	(782.4)

Total assets less current liabilities	5,452.9	1,117.7	5,482.0	(6,458.8)	5,593.8
Creditors: amounts falling due after more than one year (including convertible bonds)

Corporate and convertible bonds and bank loans	609.0	—	618.6	—	1,227.6
Other creditors and accruals	11.8	—	472.1	—	483.9

	620.8	—	1,090.7	—	1,711.5

Provisions for liabilities and charges	—	—	106.1	—	106.1
Net intercompany payable (receivable)	1,191.2	—	(1,191.2)	—	—
Pension provision	—	—	135.3	—	135.3

Net assets	3,640.9	1,117.7	5,341.1	(6,458.8)	3,640.9

Reconciliation to US Accounting Principles:
Share owners’ funds under UK GAAP	3,599.8	1,117.7	5,341.1	(6,458.8)	3,599.8
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and amounts capitalized under UK GAAP)	773.4	58.1	765.3	(823.4)	773.4
Listed investments	(5.3)	—	(5.3)	5.3	(5.3)
Contingent consideration deemed as compensation	(31.7)	—	(31.7)	31.7	(31.7)
Shares owned by ESOP	(250.4)	—	(250.4)	250.4	(250.4)
Accounting for derivatives	4.0	—	—	—	4.0
Pension accounting	9.3	—	9.3	(9.3)	9.3
Tax items	10.5	—	10.5	(10.5)	10.5
Proposed final ordinary dividend, not yet declared	35.2	—	35.2	(35.2)	35.2
Other	(3.4)	—	(3.4)	3.4	(3.4)

US GAAP Adjustments	541.6	58.1	529.5	(587.6)	541.6

Share owners’ funds as adjusted for US GAAP	4,141.4	1,175.8	5,870.6	(7,046.4)	4,141.4

Notes to the consolidated financial statements (continued)

29 Proposed Acquisition of Grey Global Group

On September 13, 2004, the Company announced the execution of a merger agreement with Grey Global Group Inc (“Grey”). Upon completion of the merger, the Company will own the entire share capital of Grey. The merger has been approved and is recommended by Grey’s board of directors. This transaction will be accounted for under purchase method of accounting under both U.K. and U.S. GAAP.

Under the merger agreement, the value of the consideration offered by the Company to Grey shareholders is U.S.$1,005 per Grey common share. The Company will pay in aggregate 50% of the consideration in cash and 50% of the consideration in WPP equity using a fixed exchange ratio (based on a closing share price of WPP ordinary shares on September 10, 2004 of 514p and an exchange rate of £1 = U.S.$1.7982). For 50% of Grey’s outstanding common shares, WPP will pay U.S.$1,005 per share in cash, and for each of the remaining 50% of Grey’s shares, WPP will issue 108.734 WPP ordinary shares or 21.746 WPP American depositary shares (each representing five newly issued WPP ordinary shares). Before completion of the merger, each Grey shareholder will be given the opportunity to elect to receive either cash or share consideration for his or her Grey shares. These elections will be subject to pro ration in the event that Grey shareholders elect to receive cash or share consideration for more than 50% of Grey’s outstanding common shares. Grey shareholders who fail to make an election will receive either cash and/or share consideration depending on the elections made by other shareholders.

Under the terms of the indenture governing the 5% Contingent Convertible Subordinated Debentures of Grey due 2033, holders will be permitted to convert each debenture into Grey shares at a conversion price of U.S.$961.20 prior to completion of the merger. In addition, the indenture requires Grey to offer to redeem all outstanding debentures after completion of the merger for a redemption price equal to the outstanding principal amount of the debentures (U.S.$150 million in total) plus accrued interest. Each debenture remaining outstanding after the merger will be convertible, in accordance with the terms of the indenture, into the number of WPP American depositary shares and/or amount of cash that would be paid in the merger to a Grey shareholder who holds Grey shares and does not make a cash or share election with respect to those shares.

In order for the merger to be completed, the merger agreement must be approved by a vote of Grey shareholders holding at least two-thirds of the voting power of all Grey shareholders (with holders of Grey’s Class B common shares entitled to ten votes per Class B) and by a vote of at least two-thirds of all the Grey outstanding common shares (with holders of Class B common shares having one vote per share). Ed Meyer, Grey’s Chairman, President and CEO, has agreed to vote all of his Grey common and Class B shares in favor of the transaction, representing approximately 43.5% of the total voting power and 20.5% of the outstanding common shares.

Notes to the consolidated financial statements (continued)

The merger is also subject to other customary closing conditions, including regulatory approval, and is expected to be completed around year-end. The transaction does not require WPP shareholder approval.

Reconciliation to US Accounting Principles

The following is a summary of the significant adjustments to net income and share owners’ funds which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied.

	For the year ended 31 December
	Notes		2003 £m	2002 £m	2001 £m
Net income
Profit attributable to ordinary share owners under UK GAAP			208.4	88.0	271.2
US GAAP adjustments:
Reverse amortisation of goodwill	(a	)	33.0	32.0	—
Amortisation of intangibles	(a	)	(20.6)	(13.4)	(142.2)
Goodwill impairment	(a	)	(16.9)	—	—
Contingent consideration deemed as compensation	(b	)	(43.9)	(49.7)	(23.1)
Executive compensation	(c	)	(3.7)	(11.0)	(26.9)
Accounting for derivatives	(d	)	(17.9)	48.9	4.0
Pension accounting	(e	)	(9.8)	(5.5)	—
Accounting for associates	(f	)	1.1	—	—
Employer payroll taxes	(g	)	2.0	—	—
Tax items	(h	)	(21.4)	(10.1)	(3.8)

			(98.1)	(8.8)	(192.0)

Net income as adjusted for US GAAP before the cumulative effect of change in accounting principle			110.3	79.2	79.2
Goodwill impairment upon adoption of SFAS 142	(a	)	—	(25.7)	—

Net income as adjusted for US GAAP after the cumulative effect of change in accounting principle			110.3	53.5	79.2

Earnings per share before the cumulative effect of change in accounting principle
Basic earnings per share as adjusted for US GAAP (p)	2		9.9	7.1	7.2
Diluted earnings per share as adjusted for US GAAP (p)	2		9.6	7.0	7.1
Earnings per share after the cumulative effect of change in accounting principle
Basic earnings per share as adjusted for US GAAP (p)	2		9.9	4.8	7.2
Diluted earnings per share as adjusted for US GAAP (p)	2		9.6	4.7	7.1

Reconciliation to US Accounting Principles (continued)

A reconciliation from UK to US GAAP in respect of earnings per share is shown in note 2.

	As at 31 December
	Notes		2003 £m	2002 £m	2001 £m
Share owners’ funds
Share owners’ funds under UK GAAP			4,019.5	3,675.6	3,599.8
US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and amounts capitalised under UK GAAP)	(a	)	16.3	357.5	773.4
Listed investments	(i	)	(1.8)	—	(5.3)
Contingent consideration deemed as compensation	(b	)	(125.3)	(81.4)	(31.7)
Shares owned by ESOP	(j	)	(307.8)	(312.2)	(250.4)
Accounting for derivatives	(d	)	24.3	52.9	4.0
Pension accounting	(e	)	(0.5)	8.7	9.3
Tax items	(h	)	(21.0)	0.4	10.5
Accounting for associates	(f	)	1.1	—	—
Employer payroll taxes	(g	)	2.0	—	—
Proposed final ordinary dividend, not yet declared	(k	)	52.2	42.5	35.2
Other			(3.0)	(3.2)	(3.4)

			(363.5)	65.2	541.6

Share owners’ funds as adjusted for US GAAP			3,656.0	3,740.8	4,141.4

Movement in share owners’ funds under US GAAP

	2003 £m	2002 £m	2001 £m
Net income for the year under US GAAP	110.3	53.5	79.2
Prior year final dividend	(42.5)	(35.2)	(28.5)
Current year interim dividend	(24.6)	(20.0)	(16.4)

Retained earnings for the year	43.2	(1.7)	34.3
Ordinary shares issued in respect of acquisitions	16.9	8.2	64.7
Share issue costs charged to merger reserve	(2.8)	(3.4)	(1.0)
Share options exercised	18.1	24.3	68.2
Share cancellations	(20.2)	(8.3)	—
Shares owned by ESOP	4.4	(61.8)	(90.2)
Share placement	100.2	—	—
Listed investments	(1.8)	5.3	(39.7)
Other movements	1.3	—	—
Exchange adjustments:
– Revaluation of goodwill	(336.5)	(408.6)	81.4
– Foreign currency translation	74.8	85.6	(80.6)
Pension accounting	13.9	(51.2)	(73.7)
Goodwill write-back	—	—	2.0
Executive compensation	3.7	11.0	26.9

New additions to share owners’ funds	(84.8)	(400.6)	(7.7)
Share owners’ funds at 1 January	3,740.8	4,141.4	4,149.1

Share owners’ funds at 31 December	3,656.0	3,740.8	4,141.4

Notes to the Reconciliation to US Accounting Principles

1 Significant differences between UK and US Accounting Principles

The Group’s financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP) applicable in the UK which differ in certain significant respects from those applicable in the US. These differences relate principally to the following items:

(a) Goodwill and other intangibles

Capitalisation of goodwill

Under US and UK GAAP, purchase consideration in respect of subsidiaries acquired is allocated on the basis of fair values to the various net assets, including intangible fixed assets, at the dates of acquisition and any net balance is treated as goodwill. Under UK GAAP, and in accordance with Financial Reporting Standard No. 10 (FRS 10) (Goodwill and Intangible Assets), goodwill arising on acquisitions on or after 1 January 1998 has been capitalised as an intangible asset. For certain acquisitions, where the directors consider it more appropriate, goodwill is amortised over its useful life, up to a 20-year period from the date of acquisition. The remaining goodwill and intangible assets of the Group are considered to have an indefinite economic life for the reasons described in the note on accounting policies in the financial statements. Goodwill arising on acquisitions before 1 January 1998 was fully written off against share owners’ funds, in accordance with the then preferred treatment under UK GAAP.

Under US GAAP, for periods ending on or before 31 December 2001 goodwill was amortised on a straight-line basis over the useful economic life, not to exceed 40 years. Effective 1 January 2002, goodwill has been accounted for under SFAS 142 “Goodwill and other Intangible Assets”. SFAS 142 directs that goodwill that has an indefinite useful life will not be amortised but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortised over their useful lives, but without constraint of an arbitrary ceiling. Therefore, in 2003 and 2002, the amortisation of intangibles adjustment represents amortisation of intangible assets that have finite lives. In 2001, the amortisation of intangibles adjustment principally represents amortisation of goodwill.

Under UK GAAP, the share consideration for the acquisition of Young & Rubicam Inc was measured by reference to the opening share price on 4 October 2000 of £7.99, which was when the acquisition became effective. The relevant measurement date for US GAAP was 12 May 2000, being the date of the announcement of the proposed acquisition and its recommendation to share owners by the respective Boards of directors of WPP Group plc and Young & Rubicam Inc. The opening share price on 12 May 2000 was £8.45. This resulted in a purchase price which differed by £265 million and a corresponding difference in goodwill. The impact of this adjustment is reflected in goodwill amortisation through 31 December 2001.

Implementation of SFAS 142

In accordance with SFAS 142, the Group carries out an annual impairment test. Impairment charges recorded under UK GAAP amounted to £79.0 million and £145.7 million respectively, in 2003 and 2002. The impairment charges relate to a number of under-performing businesses in the Information, insight & consultancy, and Branding & identity, Healthcare and Specialist communications sectors. The impact of the current economic climate on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. For further details on the Company’s annual impairment review, see note 13 to the consolidated financial statements.

1 Significant differences between UK and US Accounting Principles (continued)

Additional impairment charges of £16.9 million and £25.7 million were recorded under US GAAP in 2003 and 2002, respectively. The 2003 charge was taken in connection with the annual impairment test. The 2002 charge was taken on the implementation of SFAS 142. Under UK GAAP, all such impaired goodwill had been amortised or included in the write-off against share owners’ funds as of 1 January 1998, as more fully described in the note on accounting policies in the financial statements.

The following analysis shows the impact on the Company’s statement of operations of discontinuing goodwill amortisation had SFAS 142 been in effect at the beginning of 2001:

	2003	2002	2001
For the year ended 31 December
Reported net income under US GAAP	110.3	53.5	79.2
Add back:
Amortisation of goodwill and other indefinite-lived intangible assets	—	—	155.0
Tax benefit on goodwill amortisation	—	—	—

Adjusted net income under US GAAP	110.3	53.5	234.2

Basic earnings per share:
Reported earnings	9.9	4.8	7.2
Add back: goodwill amortisation, net of tax	—	—	14.1

Adjusted earnings	9.9	4.8	21.3
Diluted earnings per share:
Reported earnings	9.6	4.7	7.1
Add back: goodwill amortisation, net of tax	—	—	13.4

Adjusted earnings	9.6	4.7	20.5

Business combinations

Under UK GAAP, the Group carries corporate brand names as intangible fixed assets in the balance sheet. The initial recognition of the J. Walter Thompson corporate brand was booked as a revaluation in the year following acquisition and is not recognised under US GAAP. The Ogilvy & Mather and Young & Rubicam Inc brand names, acquired as part of The Ogilvy Group, Inc and Young & Rubicam Inc respectively, were booked as acquisition adjustments to balance sheet assets acquired. These corporate brand names have been determined to have an indefinite useful life based on their institutional nature, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP’s commitment to develop and enhance their value.

1 Significant differences between UK and US Accounting Principles (continued)

Under US GAAP, in accordance with the provisions of SFAS 141, Business Combinations, the allocation of purchase consideration should include recognition of the fair value of identifiable intangible assets, as applicable, such as corporate brand and trade names, customer relationships and proprietary tools. The Company generally assesses the fair value of identifiable intangible assets based on the net present value of expected future cash flows to be derived. As of 31 December 2003 and 2002, the components of our intangible assets were as follows:

	As at 31 December 2003				As at 31 December 2002
	Weighted average amortisation period	Gross carrying amount £m	Accumulated amortisation £m	Net book value £m	Gross carrying amount £m	Accumulated amortisation £m	Net Book value £m
Goodwill		5,017.2	(484.5)	4,532.7	5,220.8	(498.2)	4,722.6
Corporate brand names		775.0	(69.7)	705.3	775.0	(69.7)	705.3
Other intangible assets subject to amortisation:
Trade names	13	65.8	(5.8)	60.0	20.8	(2.0)	18.8
Customer related	4	79.6	(27.5)	52.1	34.2	(10.8)	23.4
Purchased software and other proprietary tools	7	11.2	(7.2)	4.0	11.2	(4.6)	6.6

Total subject to amortisation	6	156.6	(40.5)	116.1	66.2	(17.4)	48.8

The estimated aggregate amortisation expense for each of the next five years is as follows: £30.0 million in 2004, £19.7 million in 2005, £13.7 million in 2006, £11.7 million in 2007 and £9.0 million in 2008.

Under UK GAAP, goodwill arising on acquisitions is calculated at the historical exchange rate when each transaction is initially accounted for, and is therefore not retranslated at the period end. Under US GAAP, goodwill is retranslated at the end of each period presented, resulting in foreign exchange translation loss of £336.5 million in 2003 (2002: loss of £408.6 million, 2001: gain of £81.4 million) being recognised in share owners’ funds.

Tangible fixed assets

The Group evaluates the carrying value of its tangible fixed assets whenever events or circumstances indicate their carrying value may exceed their recoverable amount, in accordance with the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment loss would be recognised when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used.

(b) Contingent consideration deemed as compensation

Under UK GAAP, the Group provides for contingent consideration as a liability when it considers the likelihood of payment as probable. Under US GAAP, contingent consideration is not recognised until the underlying contingency is resolved and consideration is issued or becomes issuable. At 31 December 2003, the Group’s liabilities for vendor payments under UK GAAP totalled £215.7 million

1 Significant differences between UK and US Accounting Principles (continued)

(2002: £237.8 million, 2001: £288.2 million). As these liabilities are represented by goodwill arising on acquisitions, there is no net effect on share owners’ funds. Under US GAAP, however, a balance sheet classification difference arises such that liabilities and goodwill would each be reduced by the amount indicated as of each year end.

In certain transactions the Group considers that there is a commercial need to tie in vendors to the businesses acquired; however the directors believe that, in substance, payments made under earnouts represent purchase consideration rather than compensation for services. Under US GAAP, payments made to vendors which are conditional upon them remaining in employment with the company under earnout are required to be treated as compensation, except in rare instances, and the anticipated compensation expense is therefore accrued on a systematic basis over the earnout period. This gives rise to recognition of additional compensation expense of £43.9 million (2002: £49.7 million; 2001: £23.1 million) under US GAAP.

(c) Executive compensation

UK and US GAAP accounting for stock-based remuneration differ in certain circumstances. The principal differences are:

Under UK GAAP, the part of executive compensation satisfied in stock is charged through the profit and loss account at the cost to the Group of acquiring the stock. Under US GAAP such compensation is measured at the fair value of WPP common stock at the date the performance condition is met or the award vests with the employee. Differences occur under US GAAP as the WPP ESOP acquires stock before the liability to the employee arises. These differences amounted to £3.7 million in 2003 (2002: £11.0 million, 2001: £7.0 million).

Additionally, under UK GAAP stock options granted with performance criteria do not give rise to a profit and loss account charge provided that the exercise price is equal to the fair value of the stock at the date of grant. Under US GAAP stock options granted with performance criteria (other than a requirement for employment to continue) are subject to variable plan accounting under APB Opinion 25. Under variable plan accounting any appreciation in stock value from the date of grant to the date upon which the performance conditions are satisfied is charged to the profit and loss account on a systematic basis over the vesting period. The US GAAP net income adjustment with respect to executive compensation in 2001 includes a £19.9 million charge related to such performance options.

(d) Accounting for Derivative Instruments and Hedging Activities

Effective 1 January 2001, the Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

The Statement requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative’s fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

1 Significant differences between UK and US Accounting Principles (continued)

(e) Pension accounting

Under UK GAAP, pension costs are accounted for in accordance with FRS 17. Under US GAAP, pension costs are determined in accordance with the requirements of Statement of Financial Accounting Standards No 87, Employers’ Accounting for Pensions (SFAS 87) and SFAS 88, Employers’ Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

The differences in accounting policy are primarily due to differing treatment of actuarial gains and losses which arise over the accounting period (as a result of investment returns and demographic assumptions differing from those previously assumed, and also the effect of changing actuarial assumptions). Under FRS 17, these actuarial gains and losses are immediately recognised in the Statement of Total Recognised Gains and Losses (‘STRGL’), whereas under SFAS 87 the actuarial gains and losses that at the beginning of the year exceed 10% of the greater of the value of the assets and the projected benefit obligation, are amortised over the future working lifetime of the scheme members. Similarly, any related deferred tax effect recognized in the STRGL under UK GAAP is reversed under US GAAP. In 2003, deferred taxes recognized in the STRGL amounted to £10.0 million (2002: £nil; 2001: £nil).

FRS 17 also requires the cost of prior service costs to be expensed over the period in which the benefit vests, whereas SFAS 87 provides for these costs to be amortised over the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

Further, SFAS 87 requires the recognition of an additional liability to the extent that the liability in respect of any scheme does not cover the unfunded accumulated benefit obligation for that scheme.

The 2003 financial statements reflect a £9.8 million (2002: £5.5 million; 2001: £nil) difference in the defined benefit pensions charge between UK GAAP and US GAAP. This is largely due to the fact that the Group’s defined benefit schemes have recently experienced actuarial losses, primarily due to poor investment returns. The 2003 and 2002 US GAAP charges therefore include an amortisation component in respect of these losses, which is not reflected in the UK GAAP charge.

(f) Accounting for associates

Under UK GAAP, the consolidated profit and loss account includes the Group’s share of the profits less losses of associated undertakings. Under US GAAP, the application of equity method accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. In 2003, £1.1 million (2002: £nil; 2001: £nil) of associate losses were reversed.

(g) Employer payroll taxes

Under UK GAAP, provisions for National Insurance contributions are required to be measured initially at the date of grant of share options and recognised over the vesting period. Under US GAAP, National Insurance contributions are to be recognised on the date of the event triggering the measurement and payment of the contribution, which is generally the exercise date. In 2003, this adjustment was £2.0 million (2002: £nil; 2001: £nil).

1 Significant differences between UK and US Accounting Principles (continued)

(h) Tax items

Deferred taxes

Under UK GAAP, the Group accounts for deferred tax in accordance with FRS 19 (Deferred Tax) as described in the note on accounting policies in the financial statements. Under US GAAP, deferred taxes are accounted for on all temporary differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.

Treatment of pre-acquisition losses

Under UK GAAP, the tax effect of the utilization of pre-acquisition losses may be taken to the profit and loss account in certain circumstances. Under US GAAP, the tax effect of the utilisation of pre-acquisition losses is recorded to goodwill. In 2003, the adjustment for tax items includes £30.3 million (2002: £nil; 2001: £nil) of tax expense resulting from the utilisation of pre-acquisition losses. A corresponding adjustment was recorded to goodwill.

(i) Listed investments

Under UK GAAP, the carrying value of listed investments, where these represent an interest of less than 20%, is determined as cost less any provision for permanent impairment. Under US GAAP, such investments are marked to market and any resulting unrealised gain or loss is taken to share owners’ funds. Where the decline in value is other than temporary, the resulting loss would be taken to the profit and loss account under both UK and US GAAP. The listed investments of the Group are generally considered to be ‘available for sale’ securities under US GAAP.

(j) Shares owned by Employee Share Ownership Plan (ESOP)

Under UK GAAP, shares purchased by the ESOP are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, these shares are recorded at cost and deducted from share owners’ equity.

The Group’s ESOP comprises trusts which acquire WPP shares in the open market to fulfill obligations under the Group’s stock-based compensation plans. These trusts do not meet the definition of an ‘ESOP’ under US GAAP.

(k) Proposed final ordinary dividend, not yet declared

Under UK GAAP, final ordinary dividends are provided in the financial statements on the basis of recommendation by the directors. This requires subsequent approval by the share owners to become a legal obligation of the Group. Under US GAAP, dividends are provided only when the legal obligation to pay arises.

2 Earnings per share – reconciliation from UK to US GAAP

Both basic and diluted earnings per share under US GAAP have been calculated by dividing the net income as adjusted for US GAAP differences by the weighted average number of shares in issue during the year. For the years ended 31 December 2003 and 2002 both the $287.5 million convertible bonds and the £450 million convertible bonds were accretive to earnings per share and therefore excluded from the calculation. Had the convertible bonds been dilutive to earnings per share, incremental shares attributable to the assumed conversion of the bonds would have increased diluted shares outstanding by 58.2 million shares as at the end of each year. In addition, options to purchase 33.6 million and 19.8 million ordinary shares were outstanding at 31 December 2003 and 2002, respectively but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the shares and, therefore, the effect would be antidilutive. For the year ended 31 December 2001 the $287.5 million convertible bond was dilutive and earnings were consequently adjusted by £3.6 million. The calculation of the weighted average number differs for UK and US GAAP purposes as follows:

	Basic earnings per share No.	Diluted earnings per share No.
Year ended 31 December 2003
Under UK GAAP	1,115,319,576	1,145,014,508
Weighted average number of share options issued with exercise criteria not yet satisfied at 31 December 2003	—	—

Under US GAAP	1,115,319,576	1,145,014,508

Year ended 31 December 2002
Under UK GAAP	1,110,556,878	1,136,548,459
Weighted average number of share options issued with exercise criteria not yet satisfied at 31 December 2002	—	—

Under US GAAP	1,110,556,878	1,136,548,459

Year ended 31 December 2001
Under UK GAAP	1,101,937,750	1,157,080,255
Weighted average number of share options issued with exercise criteria not yet satisfied at 31 December 2001	—	2,047,943

Under US GAAP	1,101,937,750	1,159,128,198

3 Accounting for stock options

The Company applies US Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations when accounting for its stock option plans. Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS 123, Accounting for Stock-Based Compensation, the Company’s net income and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated below:

	2003	2002	2001
Net income (loss) as adjusted for US GAAP before the cumulative change in accounting principle
As reported (£m)	110.3	79.2	79.2
Add back:
Stock-based employee compensation expense included in reported net income, net of tax	14.1	29.5	40.9
Deduct:
Total fair value of stock-based employee compensation expense, net of tax	(37.8)	(57.4)	(53.2)

Pro forma (£m)	86.6	51.3	66.9
Net income (loss) as adjusted for US GAAP after the cumulative effect of change in accounting principle
As reported (£m)	110.3	53.5	79.2
Pro forma (£m)	86.6	25.6	66.9
Earnings per share before the cumulative effect of change in accounting principle
Basic earnings per share per US GAAP:
As reported (p)	9.9	7.1	7.2
Pro forma (p)	7.8	4.6	6.4
Diluted earnings per share per US GAAP:
As reported (p)	9.6	7.0	7.1
Pro forma (p)	7.6	4.5	6.1
Earnings per share after the cumulative effect of change in accounting principle
Basic earnings per share per US GAAP:
As reported (p)	9.9	4.8	7.2
Pro forma (p)	7.8	2.3	6.4
Diluted earnings per share per US GAAP:
As reported (p)	9.6	4.7	7.1
Pro forma (p)	7.6	2.3	6.1

The Company has adopted the disclosure requirements of SFAS148, “Accounting for Stock-Based Compensation – Transition and Disclosure” an amendment of FASB Statement No. 123. This disclosure requirement did not have an impact on our consolidated results of operations or financial position. The FASB recently indicated that they will issue a new accounting standard that will require stock-based employee compensation to be recorded as a charge to earnings beginning in 2004. We will continue to monitor the progress of the FASB with regard to the issuance of this standard. Information about our specific awards and stock plans can be found in note 24 to the consolidated financial statements.

4 Reconciliation of consolidated statements of cash flows

The consolidated statement of cash flows prepared under UK GAAP in accordance with FRS 1 presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Cash flow under UK GAAP represents increases and decreases in cash, which comprises both cash in hand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than 90 days, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP, however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities.

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is shown below:

	For the year ended 31 December
	2003 £m	2002 £m	2001 £m
Operating activities
Net cash inflow from operating activities under UK GAAP	942.0	779.9	173.9
Dividends received from associates	15.6	9.4	14.7
Interest and similar charges paid	(52.8)	(98.9)	(84.2)
Interest received	30.2	32.7	38.6
UK and overseas tax paid	(93.6)	(85.0)	(77.5)

Net cash provided by operating activities under US GAAP	841.4	638.1	65.5
Investing activities
Capital expenditure and financial investment under UK GAAP	(88.1)	(157.9)	(217.2)
Acquisitions and disposals	(344.5)	(277.3)	(730.3)

Net cash used in investing activities under US GAAP	(432.6)	(435.2)	(947.5)
Financing activities
Net cash inflow from financing under UK GAAP	119.7	213.9	499.0
Movements in overdrafts	113.9	(131.7)	22.3
Equity dividends paid	(67.0)	(55.6)	(44.4)
Dividends paid to minorities	(15.7)	(12.0)	(10.8)

Net cash provided from financing activities under US GAAP	150.9	14.6	466.1
Translation difference	(19.3)	(0.4)	10.7
Net increase (decrease) in cash and cash equivalents under US GAAP	540.4	217.1	(405.2)
Cash and cash equivalents under US GAAP at the beginning of the period	879.5	662.4	1,067.6

Cash and cash equivalents under US GAAP at the end of the period	1,419.9	879.5	662.4

5 New US GAAP Accounting Pronouncements

The Group has considered the following recent US GAAP accounting pronouncements for their potential impact on our results of operations and financial position:

In June 2002, SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities was issued. SFAS 146 requires that costs associated with exit or disposal activities, including restructuring charges, be recognised and measured initially at fair value only when the liability is incurred, and is effective for any such activities initiated after 31 December 2002. It has no effect on charges recorded for exit activities begun prior to this date. The adoption of SFAS 146 did not have a material impact on the Group’s consolidated results of operations or financial position.

In November 2002, Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45) was issued. This interpretation elaborates on the existing disclosure requirements under US GAAP. It also requires (for guarantees issued after 1 January 2003) that a guarantor must recognise, at the inception of a guarantee, a liability for the fair value of obligations undertaken. The application of FIN 45 did not have a material impact on our consolidated results of operations or financial position or result in additional disclosure.

In December 2002, SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, was issued as an amendment of SFAS 123. The Group has elected to continue with its current practice of applying the recognition and measurement principles of APB 25 under US GAAP and has adopted the disclosure requirements of SFAS 148.

In January 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46 requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

In December 2003, the FASB issued a revision to FIN 46 (FIN 46R). Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after 15 March 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after 15 December 2003. As of December 31, 2003, the adoption of FIN 46R did not result in consolidation of any variable interest entities. Further, the Group does not expect the adoption of FIN 46R to have a material impact on its future consolidated results of operations or financial position.

In January 2003, the Emerging Issues Task Force reached a final consensus related to accounting for subsequent investments in an investee after suspension of equity method loss recognition (EITF 02-16). The consensus requires that if the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the investor should recognise previously suspended losses. This guidance, which was ratified by the FASB on 5 February 2003, should be applied to additional investments in equity-method investees made after 5 February 2003 and previously suspended

5 New US GAAP Accounting Pronouncements (continued)

cumulative losses existing at the time of that investment. The Group has adopted EITF 02-16 for all additional investments made in equity-method investees subsequent to 5 February 2003. There were no previously suspended losses recognised as a result of the adoption of EITF 02-16.

In April 2003, the FASB issued SFAS 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is applied prospectively and is effective for contracts entered into or modified after 30 June 2003, except for SFAS 133 implementation issues that have been effective prior to 15 June 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption of SFAS 149 did not have a material impact on the Group’s consolidated results of operations or financial position.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial investments entered into or modified after 15 May 2003. The adoption of SFAS 150 did not have an impact on, or result in additional disclosure in, our consolidated results of operations or financial position.

In December 2003, SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, was revised (SFAS 132R). This statement requires additional disclosures concerning the assets, investment strategy, measurement dates, obligations, cash flows, and net periodic benefit costs of defined benefit schemes. The Company has adopted the disclosure requirements of SFAS 132R for its UK schemes. The disclosure requirements with respect to our non-UK schemes, as well as the disclosure of expected 10 year future benefit payments, are effective beginning with fiscal years ending after 15 June 2004.

In March 2004, the EITF reached a consensus on Issue 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-01). EITF 03-01 provides a step model to determine whether an investment within the scope of the Issue is impaired and if an impairment is other-than-temporary. In addition, it requires that investors provide certain disclosures for cost method investments and, if applicable, other information related specifically to cost method investments, such as the aggregate carrying amount of cost method investments, the aggregate amount of cost method investments that the investor did not evaluate for impairment because an impairment indicator was not present, and the situations under which the fair value of a cost method investment is not estimated. The disclosures related to cost method investments should not be aggregated with other types of investments. The EITF 03-01 impairment model shall be applied prospectively to all current and future affected investments, effective in reporting periods beginning after 15 June 2004. The disclosure requirements are effective for annual periods for fiscal years ending after 15 June 2004.

6 Supplemental discussion of presentational differences

Income statement

Pension accounting.    The 2003 UK GAAP defined benefit pensions charge includes interest charges of £11.5 million (2002: £6.8 million, 2001: £3.8 million) that would be recognised as an operating expense under US GAAP.

Equity accounting.    Under UK GAAP, the Group’s share of the profits less losses of associate undertakings before interest and taxes is included in the consolidated income statement, shown above profit on ordinary activities before interest, taxation, and fixed asset gains and write-downs. Under US GAAP, equity in pre-tax earnings of unconsolidated subsidiaries and 50% or less owned entities is presented between income tax expense and income from continuing operations. Net interest expense recognised in 2003, 2002 and 2001, respectively, includes £1.0 million, £0.4 million and £1.0 million of the Group’s share of investees’ net interest income.

Amounts written off fixed asset investments. UK GAAP permits the presentation of amounts written off fixed asset investments below operating profit. Under US GAAP, these write-offs would be presented within operating profit. Fixed asset investment write-offs of £19.9 million and £70.8 million were recognised in 2002 and 2001, respectively.

Revenue. Under UK GAAP the Group presents both turnover and revenue in its consolidated income statements. Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Revenue comprises commission and fees earned in respect of turnover. Under US GAAP, revenue comprises those amounts shown under revenue for UK GAAP.

Balance Sheet

Transfers of financial assets.    The Group has certain trade receivable securitisation facilities which provide for the advance of approximately $500 million on a pool of trade debts, for which the Company entered into a new agreement with various conduit and bank purchasers effective in November 2002. In connection with these facilities, the Group sells, on a revolving and non-recourse basis, certain of its trade receivables to a qualifying special purpose entity (SPE), which in turn transfers a beneficial interest in the receivables to a third-party commercial paper conduit, which serves as security for the proceeds advance to the Group. These transactions are accounted for as a sale under US GAAP, in accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Accordingly, accounts receivable sold under these facilities would be excluded from trade debtors in the balance sheet. As proceeds for the receivables sold to the SPE, the Group receives cash and an interest-bearing note receivable, which would be included in trade debtors in the balance sheet. Because the receivables underlying the notes receivable are short term in nature among other considerations, the fair value of the notes receivable approximated their carrying value at both 31 December 2003 and 2002. Under UK GAAP, the securitisation is accounted for under a linked presentation, whereby the non-returnable proceeds are shown deducted from the related gross asset on the face of the balance sheet.

Current assets.    The balance sheet caption of ‘Debtors’ presented within current assets includes amounts expected to be realised after more than one year, in accordance with UK GAAP. Under US GAAP, these amounts would be presented as non-current assets. The amount of debtors falling due after more than one year was £51.0 million, £35.6 million and £62.1 million at 31 December 2003, 2002 and 2001, respectively.

7 Additional US GAAP pension disclosures

The following tables and accompanying information show the information required to be disclosed in accordance with SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS 132), as revised (SFAS 132R), concerning the funded status of the Group’s defined benefit scheme at 31 December 2003, 2002 and 2001:

	Year ended 31 December 2003
	UK schemes £ m	Non UK schemes £ m	Total £ m
Change in Benefit Obligation
Benefit Obligation at Beginning of Year	202.9	276.9	479.8
Service Cost	1.9	10.6	12.5
Interest Cost	11.4	18.8	30.2
Plan Participants’ Contributions	0.4	0.3	0.7
Actuarial Loss	4.4	7.9	12.3
Benefits Paid	(8.5)	(16.5)	(25.0)
Loss/(Gain) due to exchange rate movements	—	(20.0)	(20.0)
Plan Amendments	—	3.2	3.2
Acquisitions	19.5	33.6	53.1
Curtailments, Settlements & Special Termination Benefits	—	0.2	0.2

Benefit Obligation at End of Year	232.0	315.0	547.0
Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year	167.1	127.9	295.0
Actual Return on Plan Assets	11.3	24.2	35.5
Employer Contributions	6.3	16.8	23.1
Plan Participants’ Contributions	0.4	0.3	0.7
Benefits Paid	(8.5)	(16.5)	(25.0)
(Loss)/Gain due to exchange rate movements	—	(10.1)	(10.1)
Acquisitions	11.0	17.9	28.9
Settlements	—	—	—

Fair Value of Plan Assets at End of Year	187.6	160.5	348.1
Reconciliation of Funded Status as of End of Year
Funded Status	(44.4)	(154.5)	(198.9)
Unrecognised Net Actuarial Loss	46.5	65.2	111.7
Unrecognised Prior Service Cost	—	2.1	2.1

Net Amount Recognised	2.1	(87.2)	(85.1)
Amounts Recognised in the Statement of Financial Position
Prepaid Benefit Cost	10.5	1.3	11.8
Accrued Liability	(51.0)	(150.1)	(201.1)
Intangible Asset	—	1.7	1.7
Accumulated Other Comprehensive Income	42.6	59.9	102.5

Net Amount Recognised	2.1	(87.2)	(85.1)
Other Comprehensive Income attributable to change in Additional Minimum Liability recognition	(0.8)	(13.1)	(13.9)
Accumulated Benefit Obligation	227.3	301.1	528.4
Additional Year-end Information for Plans with Benefit Obligations in Excess of Plan Assets
Benefit Obligation	232.0	311.9	543.9
Fair Value of Plan Assets	187.6	157.4	345.0

7 Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2003
	UK schemes £ m	Non UK schemes £ m	Total £ m
Additional Year-end Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated Benefit Obligation	214.4	281.7	496.1
Fair Value of Plan Assets	173.9	138.1	312.0
Components of Net Periodic Pension Cost
Service Cost	1.9	10.6	12.5
Interest Cost	11.4	18.8	30.2
Expected Return on Plan Assets	(9.4)	(9.4)	(18.8)
Amortisation of Prior Service Cost	—	0.6	0.6
Amortisation of Net (Gain)/Loss	3.6	8.4	12.0
Effect of Curtailments & Settlements	—	0.2	0.2

Net Periodic Pension Cost	7.5	29.2	36.7
Weighted-average Assumptions as of End of Year
Discount Rate	5.5%	5.9%
Expected Return on Plan Assets	5.8%	6.6%
Rate of Compensation Increase	3.6%	3.7%

	Year ended 31 December 2002
	UK schemes £ m	Non UK schemes £ m	Total £ m
Change in Benefit Obligation
Benefit Obligation at Beginning of Year	190.0	246.0	436.0
Reclassification	—	21.7	21.7
Service Cost	2.0	10.7	12.7
Interest Cost	10.7	17.4	28.1
Plan Participants’ Contributions	0.4	0.1	0.5
Actuarial Loss	8.2	17.9	26.1
Benefits Paid	(8.4)	(16.4)	(24.8)
Loss/(Gain) due to exchange rate movements	—	(19.8)	(19.8)
Plan Amendments	—	(0.7)	(0.7)

Benefit Obligation at End of Year	202.9	276.9	479.8
Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year	170.7	152.7	323.4
Actual Return on Plan Assets	1.5	(16.3)	(14.8)
Employer Contributions	2.9	18.6	21.5
Plan Participants’ Contributions	0.4	0.1	0.5
Benefits Paid	(8.4)	(16.4)	(24.8)
(Loss)/Gain due to exchange rate movements	—	(10.8)	(10.8)

Fair Value of Plan Assets at End of Year	167.1	127.9	295.0
Reconciliation of Funded Status as of End of Year
Funded Status	(35.8)	(149.0)	(184.8)
Unrecognised Net Actuarial Loss	47.6	86.4	134.0
Unrecognised Prior Service Cost	—	(0.4)	(0.4)

Net Amount Recognised	11.8	(63.0)	(51.2)

7 Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2002
	UK schemes £ m	Non UK schemes £ m	Total £ m
Amounts Recognised in the Statement of Financial Position
Prepaid Benefit Cost	11.8	7.3	19.1
Accrued Liability	(43.6)	(151.5)	(195.1)
Intangible Asset	—	0.2	0.2
Accumulated Other Comprehensive Income	43.6	81.0	124.6

Net Amount Recognized	11.8	(63.0)	(51.2)
Other Comprehensive Income attributable to change in Additional Minimum Liability recognition	18.7	32.5	51.2
Accumulated Benefit Obligation	199.1	268.2	467.3
Additional Year-end Information for Plans with Benefit Obligations in Excess of Plan Assets
Benefit Obligation	202.9	276.9	479.8
Fair Value of Plan Assets	167.1	127.9	295.0
Additional Year-end Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated Benefit Obligation	186.1	264.4	450.5
Fair Value of Plan Assets	154.0	124.0	278.0

Components of Net Periodic Pension Cost
Service Cost	2.0	10.7	12.7
Interest Cost	10.7	17.4	28.1
Expected Return on Plan Assets	(9.9)	(12.0)	(21.9)
Amortisation of Prior Service Cost	—	(0.1)	(0.1)
Amortisation of Net (Gain)/Loss	1.0	3.9	4.9

Net Periodic Pension Cost	3.8	19.9	23.7

Weighted-average Assumptions as of End of Year
Discount Rate	5.5%	6.4%
Expected Return on Plan Assets	5.4%	6.9%
Rate of Compensation Increase	3.3%	3.8%

	Year ended 31 December 2001
	UK schemes £ m	Non UK schemes £ m	Total £ m
Change in Benefit Obligation
Benefit Obligation at Beginning of Year	199.8	200.2	400.0
Service Cost	2.3	11.0	13.3
Interest Cost	10.8	16.1	26.9
Plan Participants’ Contributions	0.5	0.1	0.6
Prior service costs	—	0.4	0.4
Actuarial (Gain)/Loss	(14.7)	35.7	21.0
Benefits Paid	(8.7)	(18.1)	(26.8)
Curtailments, Settlements & Special Termination Benefits	—	0.6	0.6

Benefit Obligation at End of Year	190.0	246.0	436.0

Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year	186.1	167.2	353.3
Actual Return on Plan Assets	(10.4)	(5.2)	(15.6)
Employer Contributions	3.2	8.7	11.9
Plan Participants’ Contributions	0.5	0.1	0.6
Benefits Paid	(8.7)	(18.1)	(26.8)

Fair Value of Plan Assets at End of Year	170.7	152.7	323.4

7 Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2001
	UK schemes £ m	Non UK schemes £ m	Total £ m
Reconciliation of Funded Status as of End of Year
Funded Status	(19.3)	(93.3)	(112.6)
Unrecognised Net Actuarial Loss	31.9	52.4	84.3
Unrecognised Prior Service Cost	—	0.4	0.4

Net Amount Recognised	12.6	(40.5)	(27.9)
Prepaid Benefit Cost/(Accrued Liability)	12.6	(40.5)	(27.9)
Accumulated Benefit Obligation	188.8	233.9	422.7
Components of Net Periodic Pension Cost
Service Cost	2.3	11.0	13.3
Interest Cost	10.8	16.1	26.9
Expected Return on Plan Assets	(11.9)	(14.1)	(26.0)
Amortisation of Net Loss	0.7	0.5	1.2

Net Periodic Pension Cost	1.9	13.5	15.4
Curtailments, Settlements & Special Termination Benefits	—	1.2	1.2

	1.9	14.7	16.6
Weighted-average Assumptions as of End of Year
Discount Rate	5.8%	7.1%
Expected Return on Plan Assets	5.8%	8.7%
Rate of Compensation Increase	3.3%	5.5%

The total UK GAAP defined benefit pension cost for 2001 was £18.1 million, including a charge of £1.5 million relating to certain benefit contracts not accounted for under SFAS 87. A number of plans have an unfunded accumulated benefit obligation. The breakdown is as follows:

	UK schemes £ m	Non UK schemes £ m	Total £ m
Fair value of plan assets	149.3	134.0	283.3
Accumulated benefit obligation	(167.5)	(218.3)	(385.8)
Additional minimum liability	(24.8)	(48.9)	(73.7)

The Company uses a measurement date of 31 December for its defined benefit schemes.

7 Additional US GAAP pension disclosures (continued)

For the Group’s UK plans, the plans’ assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual schemes. The 2004 weighted-average target allocations are shown below.

2004 Weighted- Average Target Allocations
Equities	25%
Bonds/Insured annuities	65%
Property/other	10%

The asset allocations as at 31 December 2003, 2002 and 2001, by asset category, are as follows:

	Plan Assets at 31 December
	2003	2002	2001
Equities	23%	24%	30%
Bonds	37%	30%	28%
Insured annuities	32%	38%	34%
Property/other	8%	8%	8%

£7.7 million of employer contributions are expected to be made with respect to our UK plans in 2004, substantially all of which are required contributions.

The main weighted-average assumptions used for the actuarial valuations are shown in note 22 to the Consolidated Financial Statements.

Establishing the expected long-term rates of investment return on pension assets is a judgmental matter. Management considers the types of investment classes in which our pension plan assets are invested and the expected compound return we can reasonably expect the portfolio to earn over time, which reflects forward looking economic assumptions.

Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate. Also, we periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries, which generate probability-adjusted expected future returns on those assets. These studies also project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. The studies performed at the time we set these assumptions supported the reasonableness of our return assumptions based on the target allocation of investment classes and the then current market conditions.

8 Supplemental tax disclosures

Deferred taxation

The following table details the UK GAAP deferred tax asset balances as shown in note 17 to the Consolidated Financial Statements:

	2003 £m	2002 £m
Deferred Tax Assets:
Unutilised Tax Losses	230.8	245.2
Deferred Compensation	76.3	65.4
Acquisition Related Provisions	12.0	13.3
Other	29.5	30.0

	348.6	353.9
Less:
Valuation Allowance	(258.7)	(270.1)

Deferred Tax Liabilities:
Accelerated Capital allowances	(1.1)	(3.2)
Accelerated Interest expense	(18.7)	(17.9)
Other	(0.1)	(1.1)

	(19.9)	(22.2)
Net Deferred Tax Assets	70.0	61.6

No material deferred income tax liabilities are expected to arise on distributions of earnings of foreign subsidiaries as the Group intends to reinvest undistributed earnings that would otherwise give rise to such liabilities.

Net operating losses totalling £632 million will expire as follows: 2013 – £30 million, 2017—£11 million, 2018—£32 million, 2020—£225 million and 2021 and thereafter—£334 million.

An analysis of the US GAAP adjustment to share owners’ funds related to deferred tax items is presented below, all of which relate to differences arising as a consequence of the US GAAP adjustments disclosed above:

	2003 £m	2002 £m
Stock Options	23.0	—
Executive compensation	31.8	32.0
Pension accounting	5.4	2.0
Accounting for derivatives	(5.7)	(6.8)
Goodwill	0.3	(3.7)
National insurance contributions	0.5	—
Additional valuation allowance recorded under US GAAP	(46.0)	(23.1)

Total US GAAP adjustment	9.3	0.4

9 Acquisitions of Cordiant Communication Group plc and Tempus Group plc

On 1 August 2003, the Company completed its acquisition of Cordiant Communications Group plc. Refer to note 26 to the Consolidated Financial Statements for further details.

Amounts included in note 1 above for other intangible assets recognised under US GAAP relating to Cordiant are tradenames for £42.9 million and customer relationships for £44.4 million. These intangible assets will be amortised over an average life of 14 years and 4 years, respectively. At 31 December 2003 we have recorded amortisation on tradenames of £1.3 million and on customer relationships of £5.5 million.

The following table sets forth certain pro forma financial information for WPP as if the acquisition of Cordiant had occurred as of the beginning of each reported period. The pro forma financial information is stated in accordance with UK GAAP.

The financial information for Cordiant for the year ended 31 December 2002 has been extracted without material adjustment from the audited financial statements contained in Cordiant’s annual report filed on Form 20-F with the SEC for the year ended 31 December 2002.

The Cordiant profit and loss account for the period from 1 January to 31 July 2003 includes £49.0 million of goodwill impairment and £42.5 million of exceptional items. In the year ended 31 December 2002, the Cordiant profit and loss account included £171.1 million of goodwill impairment and £45.6 million of exceptional items. Exceptional items comprise gains on the disposal of businesses and other costs incidental to a restructuring of operations and investment write offs.

	Year ended 31 December 2003 £	Year ended 31 December 2002 £
Revenue	4,357.8	4,441.0
Income before extraordinary items	69.1	(145.6)
Net income	69.1	(145.6)
Basic earnings per ordinary share (p)	6.2	(13.1)
Diluted earnings per ordinary share (p)	6.0	(13.1)

This unaudited pro forma financial information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations which would have actually resulted had the combinations been in effect as of the dates presented.

On 6 November 2001 the Company finalised its acquisition of Tempus Group plc. Prior to the acquisition, the group owned a 22% interest in the ordinary share capital of Tempus.

9 Acquisitions of Cordiant Communication Group plc and Tempus Group plc (continued)

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group:

	Book value at acquisition £m	Accounting policy alignments[1] £m	Fair value adjustments[2] £m		Fair value to Group £m
Tangible fixed assets	15.0	(1.3)	(0.2)		13.5
Investments	10.9	—	(1.8	)(i)	9.1
Current assets	342.9	—	(0.3)		342.6

Total assets	368.8	(1.3)	(2.3)		365.2
Other creditors due within one year	(397.1)	—	(0.1)		(397.2)
Other creditors due after one year	(54.7)	—	(10.4	)(ii)	(65.1)
Provisions	(2.5)	—	(11.8	)(iii)	(14.3)

Total liabilities	(454.3)	—	(22.3)		(476.6)

Net liabilities	(85.5)	(1.3)	(24.6)		(111.4)
Minority interest					(5.0)
Goodwill					516.8

Consideration					400.4

Consideration satisfied by:
Cash					369.3
Shares to be issued					1.6
Capitalised acquisition costs					5.7
Transferred from investments					23.8

					400.4

Notes

1	Accounting policy alignments

These comprise adjustments to bring the assets and liabilities of Tempus into compliance with WPP’s accounting practices and policies. These primarily arise from applying the Group’s depreciation policies to tangible fixed assets acquired.

2	Fair value adjustments

These comprise adjustments to bring the book value of the assets and liabilities of Tempus to fair value:

(i)	Revaluation of internet and other investments to fair value.

(ii)	Recognition of accrual for additional corporate tax liabilities.

(iii)	Provision for certain contingent liabilities where the likelihood of settlement is considered probable at the date of acquisition.

10 Supplemental Segment Disclosures

The Company organises its businesses generally based on the nature of the services provided by each operating company. Where appropriate, operating companies are aggregated into the operating sectors shown below. The following table details the goodwill additions under UK GAAP as shown in note 13 to the Consolidated Financial Statements by operating sector.

	2003 £m	2002 £m
Advertising and Media investment management	189.3	49.9
Information, insight & consultancy	13.7	29.6
Public relations & public affairs	21.3	21.6
Branding & identity, Healthcare and Specialist communications	156.7	43.7

Total goodwill additions	381.0	144.8

The following table shows long-lived assets attributable to each of the Company’s geographical areas:

	2003 £m	2002 £m	2001 £m
UK	1,039.6	998.6	958.6
US	4,128.2	4,091.2	4,180.8
Continental Europe	786.9	650.4	627.6
Canada, Asia Pacific, Latin America, Africa & Middle East	739.5	622.8	609.2

	6,694.2	6,363.0	6,376.2

Goodwill impairment charges taken with respect to subsidiaries in 2003 and 2002 consisted of:

	2003 £m	2002 £m
Advertising and Media investment management	—	12.5
Information, Insight & consultancy	35.1	70.3
Public relations & public affairs	—	8.5
Branding & identity, Healthcare and Specialist communications	13.1	54.4

Total goodwill impairment-subsidiaries	48.2	145.7

The incremental impairment charge of £16.9 million taken under US GAAP in 2003 included £10.4 million related to Information, insight and consultancy and £6.5 million related to Branding & identity, Healthcare and Specialist communications. The SFAS 142 adoption charge of £25.7 million recorded in 2002 under US GAAP related entirely to the Branding & identity, Healthcare and Specialist communications sector.

Goodwill impairment charges of £30.8 million were taken with respect to associates in 2003 and related entirely to Branding & identity, Healthcare and Specialist communications. Goodwill amortisation on associates of £3.5 million related entirely to Branding & Identity, Healthcare and Specialist communications.